                                                            File Nos. __________
                                                                        811-6293

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                              Initial Registration

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                Amendment No. 44

                            SEPARATE ACCOUNT VA-K OF
             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                           (Exact Name of Registrant)

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                               (Name of Depositor)
                               440 Lincoln Street
                               Worcester, MA 01653
              (Address of Depositor's Principal Executive Offices)
                                 (508) 855-1000
               (Depositor's Telephone Number, including Area Code)

                            Mary Eldridge, Secretary
             Allmerica Financial Life Insurance and Annuity Company
                               440 Lincoln Street
                               Worcester, MA 01653
               (Name and Address of Agent for Service of Process)

             It is proposed that this filing will become effective:

             ____ immediately upon filing pursuant to Paragraph (b) of Rule 485
             ____ on (date) pursuant to Paragraph (b) of Rule 485
             ____ 60 days after filing pursuant to Paragraph (a) (1) of Rule 485
             ____ on (date) pursuant to Paragraph (a) (1) of Rule 485
             ____ this post-effective amendment designates a new effective date for a previously filed post-effective amendment

                           VARIABLE ANNUITY CONTRACTS

Pursuant to Reg. Section 270.24f-2 of the Investment Company Act of 1940 ("1940 Act"), Registrant hereby declares that an indefinite amount of its securities is being registered under the Securities Act of 1933 ("1933 Act"). No filing fee is submitted as a filing fee is not required for this type of filing. The Rule 24f-2 Notice for the issuer's fiscal year ended December 31, 1999 was filed on or before March 30, 2000.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date or dates as the Commission, acting pursuant to said section 8(a), may determine.

Registrant is making this filing in order to register a new flexible payment deferred variable annuity contract, which is the purpose of this initial Registration Statement under the Securities Act of 1933 and amendment under the Investment Company Act of 1940. Registrant does not intend this filing to delete or amend any currently effective prospectus, statement of additional information, or supplements thereto, contained in any other registration statement of the Registrant under the Securities Act of 1933.

             CROSS REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS OF
                          ITEMS CALLED FOR BY FORM N-4

FORM N-4 ITEM NO.           CAPTION IN PROSPECTUS
1...........................Cover Page

2...........................Special Terms

3...........................Summary of Fees and Expenses; Summary of the Contract Features

4...........................Condensed Financial Information;  Performance Information

5...........................Description of the Companies, the Variable Accounts, and the Underlying Investment Companies

6...........................Charges and Deductions

7...........................Description of the Contract -- The Accumulation Phase

8...........................Electing the Annuity Date; Description of Annuity Payout Options;  Variable Annuity Benefit Payments

9...........................Death Benefit

10..........................Payments; Computation of Values; Distribution

11..........................Surrender and Withdrawals; Withdrawals After the Annuity Date

12..........................Federal Tax Considerations

13..........................Legal Matters

14..........................Statement of Additional Information - Table of Contents


FORM N-4 ITEM NO.          CAPTION IN STATEMENT OF ADDITIONAL INFORMATION

15..........................Cover Page

16..........................Table of Contents

17..........................General Information and History

18..........................Services

19..........................Underwriters

20..........................Underwriters

21..........................Performance Information

22..........................Annuity Benefit Payments

23..........................Financial Statements

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                            WORCESTER, MASSACHUSETTS

This Prospectus provides important information about a variable annuity contract issued by Allmerica Financial Life Insurance and Annuity Company (in all jurisdictions except New York) and by First Allmerica Financial Life Insurance Company (in New York). The contract is a flexible payment tax-deferred combination variable and fixed annuity offered on both a group and individual basis. PLEASE READ THIS PROSPECTUS CAREFULLY BEFORE INVESTING AND KEEP IT FOR FUTURE REFERENCE. ANNUITIES INVOLVE RISKS INCLUDING POSSIBLE LOSS OF PRINCIPAL.

A Statement of Additional Information dated ____________, 2000 containing more information about this annuity is on file with the Securities and Exchange Commission and is incorporated by reference into this Prospectus. A copy may be obtained free of charge by calling Allmerica Investments, Inc. at 1-800-533-7881. The Table of Contents of the Statement of Additional Information is listed on page 4 of this Prospectus. This Prospectus and the Statement of Additional Information can also be obtained from the Securities and Exchange Commission's website (http://www.sec.gov).

The Variable Account, known as Separate Account VA-K, is subdivided into Sub-Accounts. Each Sub-Account invests exclusively in shares of one of the following funds:

ALLMERICA INVESTMENT TRUST                       FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
AIT Core Equity Fund                             (SERVICE CLASS 2)
AIT Equity Index Fund                            Fidelity VIP II Asset Manager Portfolio
AIT Government Bond Fund
AIT Money Market Fund                            FIDELITY VARIABLE INSURANCE PRODUCTS FUND III
AIT Select Aggressive Growth Fund                (SERVICE CLASS 2)
AIT Select Capital Appreciation Fund             Fidelity VIP III Growth Opportunities Portfolio
AIT Select Emerging Markets Fund
AIT Select Growth Fund                           FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
AIT Select Growth and Income Fund                (CLASS 2)
AIT Select International Equity Fund             Franklin Natural Resources Securities Fund
AIT Select Investment Grade Income Fund          Franklin Small Cap Fund
AIT Select Strategic Growth Fund
AIT Select Value Opportunity Fund                INVESCO VARIABLE INVESTMENT FUNDS, INC.
AIM VARIABLE INSURANCE FUNDS                     INVESCO VIF Health Sciences Fund
AIM V.I. Aggressive Growth Fund                  JANUS ASPEN SERIES (SERVICE SHARES)
AIM V.I. Value Fund                              Janus Aspen Growth Portfolio
ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.     Janus Aspen Growth and Income Portfolio
(CLASS B)                                        KEMPER VARIABLE SERIES
Alliance Growth and Income Portfolio             KVS Dreman Financial Services Portfolio
Alliance Premier Growth Portfolio                Kemper Technology Growth Portfolio
DELAWARE GROUP PREMIUM FUND                      PIONEER VARIABLE CONTRACTS TRUST (CLASS II)
(SERVICE CLASS)                                  Pioneer Emerging Markets VCT Portfolio
DGPF International Equity Series                 Pioneer Real Estate Growth VCT Portfolio
DGPF Growth Opportunities Series                 T. ROWE PRICE INTERNATIONAL SERIES, INC.
FIDELITY VARIABLE INSURANCE PRODUCTS FUND        T. Rowe Price International Stock Portfolio
(SERVICE CLASS 2)
Fidelity VIP Equity-Income Portfolio
Fidelity VIP Growth Portfolio
Fidelity VIP High Income Portfolio
Fidelity VIP Overseas Portfolio

THIS ANNUITY IS NOT A BANK DEPOSIT OR OBLIGATION; FEDERALLY INSURED; OR ENDORSED BY ANY BANK OR GOVERNMENTAL AGENCY.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THAT THE INFORMATION IN THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               DATED ______, 2000

In most jurisdictions, values may also be allocated on a fixed basis to the Fixed Account, which is part of the Company's General Account and pays an interest rate guaranteed for one year from the time a payment is received. The Guarantee Period Accounts offer fixed rates of interest for specified periods. A Market Value Adjustment is applied to payments removed from a Guarantee Period Account before the end of the specified period. The Market Value Adjustment may be positive or negative. Payments allocated to a Guarantee Period Account are held in the Company's Separate Account GPA (except in California where they are allocated to the General Account).

                               TABLE OF CONTENTS

SPECIAL TERMS...............................................         5
SUMMARY OF FEES AND EXPENSES................................         7
SUMMARY OF CONTRACT FEATURES................................        13
DESCRIPTION OF THE COMPANIES, THE VARIABLE ACCOUNTS, AND THE
 UNDERLYING INVESTMENT COMPANIES............................        18
INVESTMENT OBJECTIVES AND POLICIES..........................        22
DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.......        25
  A.   Payments.............................................        25
  B.   Computation of Values................................        25
        The Accumulation Unit...............................        26
        Net Investment Factor...............................        26
  C.   Right to Cancel......................................        26
  D.   Transfer Privilege...................................        27
        Automatic Transfers (Dollar Cost Averaging).........        27
        Automatic Account Rebalancing.......................        28
  E.   Surrender and Withdrawals............................        28
        Systematic Withdrawals..............................        29
        Life Expectancy Distributions.......................        29
        Systematic Level Free of Surrender Charge Withdrawal
        Program.............................................        30
  F.   Death Benefit........................................        30
        Standard Death Benefit..............................        31
        Optional Enhanced Death Benefit Rider...............        31
        Payment of the Death Benefit Prior to the Annuity
        Date................................................        31
  G.   The Spouse of the Owner as Beneficiary...............        32
  H.   Optional Minimum Guaranteed Annuity Payout (M-GAP)
    Rider...................................................        32
  I.   Assignment...........................................        34
ANNUITIZATION -- THE PAYOUT PHASE...........................        35
  A.   Electing the Annuity Date............................        35
  B.   Choosing the Annuity Payout Option...................        35
        Fixed Annuity Payout Options........................        36
        Variable Annuity Payout Options.....................        36
  C.   Description of Annuity Payout Options................        36
  D.   Variable Annuity Benefit Payments....................        37
        The Annuity Unit....................................        37
        Determination of the First Annuity Benefit
        Payment.............................................        38
        Determination of the Number of Annuity Units........        38
        Dollar Amount of Subsequent Variable Annuity Benefit
        Payments............................................        38
        Payment of Annuity Benefit Payments.................        38
  E.   Transfers of Annuity Units...........................        39
  F.   Withdrawals After the Annuity Date...................        39
        Calculation of Proportionate Reduction..............        40
        Calculation of Present Value........................        41
        Deferral of Withdrawals.............................        42
  G.   Reversal of Annuitization............................        43
  H.   NORRIS Decision......................................        43
CHARGES AND DEDUCTIONS......................................        44
  A.   Variable Account Deductions..........................        44
        Mortality and Expense Risk Charge...................        44
        Administrative Expense Charge.......................        44
        Other Charges.......................................        44
  B.   Contract Fee.........................................        45

  C.   Optional Rider Charges...............................        45
  D.   Premium Taxes........................................        45
  E.   Surrender Charge.....................................        46
        Calculation of Surrender Charge.....................        46
        Withdrawal Without Surrender Charge.................        47
        Effect of Withdrawal Without Surrender Charge
        Amount..............................................        47
        Reduction or Elimination of Surrender Charge and
        Additional Amounts Credited.........................        48
  F.   Transfer Charge......................................        49
  G.   Withdrawal Adjustment Charge.........................        49
GUARANTEE PERIOD ACCOUNTS...................................        51
FEDERAL TAX CONSIDERATIONS..................................        53
  A.   General..............................................        53
        The Company.........................................        53
        Diversification Requirements........................        53
        Investor Control....................................        53
  B.   Qualified and Non-Qualified Contracts................        54
  C.   Taxation of the Contract in General..................        54
        Withdrawals Prior to Annuitization..................        54
        Withdrawals After Annuitization.....................        54
        Annuity Payouts After Annuitization.................        55
        Penalty on Distribution.............................        55
        Assignments or Transfers............................        55
        Nonnatural Owners...................................        55
        Deferred Compensation Plans of State and Local
        Government and Tax-Exempt Organizations.............        56
  D.   Tax Withholding......................................        56
  E.   Individual Retirement Annuities......................        56
STATEMENTS AND REPORTS......................................        56
ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS...........        57
CHANGES TO COMPLY WITH LAW AND AMENDMENTS...................        58
VOTING RIGHTS...............................................        58
DISTRIBUTION................................................        58
LEGAL MATTERS...............................................        59
FURTHER INFORMATION.........................................        59
APPENDIX A -- MORE INFORMATION ABOUT THE FIXED ACCOUNT......       A-1
APPENDIX B -- PERFORMANCE INFORMATION.......................       B-1
APPENDIX C -- SURRENDER CHARGES AND THE MARKET VALUE
 ADJUSTMENT.................................................       C-1
APPENDIX D -- CONDENSED FINANCIAL INFORMATION...............       D-1
APPENDIX E -- EXAMPLES OF PRESENT VALUE WITHDRAWALS AND
 PAYMENT WITHDRAWALS........................................       E-1

                 STATEMENT OF ADDITIONAL INFORMATION
                          TABLE OF CONTENTS
GENERAL INFORMATION AND HISTORY.............................         2
TAXATION OF THE CONTRACT, THE VARIABLE ACCOUNT AND THE
 COMPANY....................................................         3
SERVICES....................................................         3
UNDERWRITERS................................................         3
ANNUITY BENEFIT PAYMENTS....................................         4
ENHANCED AUTOMATIC TRANSFER (DOLLAR COST AVERAGING)
 PROGRAM....................................................         5
PERFORMANCE INFORMATION.....................................         6
FINANCIAL STATEMENTS........................................       F-1

                                 SPECIAL TERMS

ACCUMULATED VALUE: the total dollar amount of all values in the Sub-Accounts, the Fixed Account and the Guarantee Period Accounts credited to the Contract on any day before the Annuity Date.

ACCUMULATION UNIT: a measure used to calculate the value of a Sub-Account before annuity benefit payments begin.

ANNUITANT: the person designated in the Contract whose life is used to determine the duration of annuity benefit payments involving a life contingency. Joint Annuitants are permitted and, unless otherwise indicated, any reference to Annuitant shall include Joint Annuitants.

ANNUITY BENEFIT PAYMENT CHANGE FREQUENCY: the frequency (monthly, quarterly, semi-annually or annually) that changes due to investment performance will be reflected in the dollar value of an annuity benefit payment under a variable annuity payout option.

ANNUITY DATE: the date specified in the Contract or a date elected later by the Owner to begin annuity benefit payments. This date must be at least one year after the issue date and may not be later than the Owner's (or youngest Joint Owner's) 99th birthday.

ANNUITY UNIT: a measure used to calculate annuity benefit payments under a variable payout option.

ANNUITY VALUE: the value of the amount applied under an annuity payout option.

COMPANY: unless otherwise specified, any reference to the Company shall refer exclusively to either Allmerica Financial Life Insurance and Annuity Company or First Allmerica Financial Life Insurance Company.

CONTRACT YEAR: a period of twelve consecutive months starting on the Contract's issue date or on any anniversary of the issue date.

FIXED ACCOUNT: an investment option under the Contract that guarantees principal and a fixed minimum interest rate and which is part of the Company's General Account.

FIXED ANNUITY PAYOUT: an annuity payout option with annuity benefit payments that are fixed in amount and guaranteed throughout the annuity benefit payment period.

GENERAL ACCOUNT: all the assets of the Company other than those held in a separate account.

GROSS PAYMENT BASE: the total of all payments invested in the Contract, less any withdrawals that exceed the Withdrawal Without Surrender Charge amount.

GUARANTEE PERIOD: the number of years that a Guaranteed Interest Rate is credited.

GUARANTEE PERIOD ACCOUNT: an account that corresponds to a Guaranteed Interest Rate for a specified Guarantee Period.

GUARANTEED INTEREST RATE: the annual effective rate of interest, after daily compounding, credited to a Guarantee Period Account.

ISSUE DATE: the date the Contract is issued and the date that is used to determine Contract days, Contract months, Contract years and Contract anniversaries.

MARKET VALUE ADJUSTMENT: a positive or negative adjustment assessed if any portion of a Guarantee Period Account is withdrawn or transferred prior to the end of its Guarantee Period.

OWNER (YOU): the person, persons (Joint Owners) or entity entitled to exercise the rights and privileges under this Contract. Unless otherwise indicated, any reference to Owner shall include Joint Owners.

SUB-ACCOUNT: a subdivision of the Variable Account investing exclusively in the shares of a corresponding fund of Allmerica Investment Trust ("AIT"), a corresponding fund of AIM Variable Insurance Funds ("AVIF"), a corresponding portfolio of Alliance Variable Products Series Fund, Inc. ("Alliance"), a corresponding series of Delaware Group Premium Fund ("DGPF"), a corresponding portfolio of the Fidelity Variable Insurance Products Fund ("Fidelity VIP"), a corresponding portfolio of Fidelity Variable Insurance Products Fund II ("Fidelity VIP II"), a corresponding portfolio of Fidelity Variable Insurance Products Fund III ("Fidelity VIP III"), a corresponding fund of Franklin Templeton Variable Insurance Products Trust ("FT VIP"), a corresponding fund of INVESCO Variable Investment Funds, Inc. ("INVESCO VIF"), a corresponding portfolio of Janus Aspen Series ("Janus Aspen"), a corresponding portfolio of Kemper Variable Series ("KVS"), a corresponding portfolio of Pioneer Variable Contracts Trust ("Pioneer VCT") or a corresponding portfolio of T. Rowe Price International Series, Inc. ("T. Rowe Price").

SURRENDER VALUE: the Accumulated Value of the Contract on full surrender after application of any applicable Contract fee, surrender charge, rider charges and Market Value Adjustment.

UNDERLYING FUND (OR FUNDS): an investment portfolio of AIT, AVIF, Alliance, DGPF, Fidelity VIP, Fidelity VIP II, Fidelity VIP III, FT VIP, INVESCO VIF, Janus Aspen, KVS, Pioneer VCT or T. Rowe Price in which a Sub-Account invests.

VALUATION DATE: a day on which the unit values of the Sub-Accounts are determined. Valuation Dates currently occur on each day on which the New York Stock Exchange is open for trading, and on such other days (other than a day during which no payment, withdrawal or surrender of a Contract was received) when there is a sufficient degree of trading in an Underlying Fund's portfolio securities such that the current unit value of the Sub-Accounts may be affected materially.

VARIABLE ACCOUNT: Separate Account VA-K, one of the Company's separate accounts, consisting of assets segregated from other assets of the Company. The investment performance of the assets of the Variable Account is determined separately from the other assets of the Company and the assets are not chargeable with liabilities arising out of any other business which the Company may conduct.

VARIABLE ANNUITY PAYOUT: an annuity payout option providing for payments varying in amount in accordance with the investment experience of the Underlying Funds.

                          SUMMARY OF FEES AND EXPENSES

There are certain fees and expenses that you will incur directly or indirectly under the Contract. The purpose of the following tables is to help you understand these various charges. The tables show (1) charges under the Contract, (2) annual expenses of the Sub-Accounts, and (3) annual expenses of the Funds during the accumulation phase. In addition to the charges and expenses described below, premium taxes are applicable in some states and are deducted as described under "D. Premium Taxes" under CHARGES AND DEDUCTIONS.

                                                                 COMPLETE YEARS
                                                                  FROM DATE OF
                                                                    PAYMENT           CHARGE
(1) CONTRACT CHARGES:                                            --------------       ------
                                                                     0--3              8.0%
                                                                 More than 3           7.0%
                                                                 More than 4           7.0%
                                                                 More than 5           6.0%
                                                                 More than 6           5.0%
                                                                 More than 7           3.0%
                                                                 More than 8           1.0%
                                                                 More than 9            0
SURRENDER CHARGE:*
  This charge may be assessed upon surrender, withdrawals
  or reversal of annuitization. The charge is a percentage
  of payments applied to the amount surrendered (in excess
  of any amount that is free of surrender charge) within
  the indicated time period.

                                                                                       None
TRANSFER CHARGE:
  The Company currently does not charge for processing
  transfers and guarantees that the first 12 transfers in
  a Contract year will not be subject to a transfer
  charge. For each subsequent transfer, the Company
  reserves the right to assess a charge, guaranteed never
  to exceed $25, to reimburse the Company for the costs of
  processing the transfer.

                                                                                      $35**
ANNUAL CONTRACT FEE:
  The fee is deducted annually and upon surrender prior to
  the Annuity Date when Accumulated Value is less than
  $75,000.

OPTIONAL RIDER CHARGE:
  If an Optional Rider is elected, 1/12th of the annual charge is deducted pro-rata from the invested accounts on a monthly basis at the end of each Contract month. A pro-rated charge will be deducted upon termination of the Rider. The charge on an annual basis as a percentage of Accumulated Value is:

  1. Minimum Guaranteed Annuity Payout (M-GAP) Rider with
    a ten-year waiting period:                                                        0.35%
  2. Minimum Guaranteed Annuity Payout (M-GAP) Rider with
    a fifteen year waiting period:                                                    0.20%
  3. 6% Enhanced Death Benefit Rider With Annual Step-up:                             0.25%

*From time to time, the Company may reduce or eliminate the surrender charge, the period during which it applies, or both, and/or credit additional amounts on Contracts when Contracts are sold to individuals or groups in a manner that reduces sales expenses or where the Owner and Annuitant on the date of issue is within certain classes of eligible individuals. For more information see "Reduction or Elimination of Surrender Charge and Additional Amounts Credited" under "E. Surrender Charge" in the CHARGES AND DEDUCTIONS section.

**The fee may be lower in some jurisdictions. See Contract Specifications for specific charge.

WITHDRAWAL ADJUSTMENT CHARGE AFTER THE ANNUITY DATE:

 During the Annuity Payout Phase, you may request withdrawals which will result in a calculation by the Company of the Present Value of future annuity payments. For withdrawals taken within 5 years of the Issue Date, the Assumed Investment Return ("AIR") you have chosen (in the case of a variable annuity payout option) or the interest rate (in the case of a fixed annuity payout option) used to determine the Present Value is increased by a Withdrawal Adjustment Charge in the following manner:

ADJUSTMENT TO AIR OR INTEREST RATE:
  If 15 or more years of annuity payments are being valued,
    the increase is                                           1.00%*
  If 10-14 years of annuity payments are being valued, the
    increase is                                               1.50%*
  If less than 10 years of annuity payments are being
    valued, the increase is                                   2.00%*

The increase to the AIR or the interest rate used to determine the Present Value results in a greater proportionate reduction in the number of Annuity Units (under a variable annuity payout option) or dollar amount (under a fixed annuity payout option), than if the increase had not been made. Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower future variable annuity benefit payments. See "D. Variable Annuity Benefit Payments" and "F. Withdrawals After the Annuity Date" under ANNUITIZATION -- THE PAYOUT PHASE for additional information.

*The Withdrawal Adjustment Charge may be lower in some jurisdictions. See Contract Specifications for the specific charge.

(2) ANNUAL SUB-ACCOUNT EXPENSES:
 (on an annual basis as a percentage of average daily net
assets)
 Mortality and Expense Risk Charge:                           1.20%
 Administrative Expense Charge:                               0.20%
                                                              ------
 Total Annual Expenses:                                       1.40%

(3) ANNUAL UNDERLYING FUND EXPENSES: Total expenses of the Underlying Funds are not fixed or specified under the terms of the Contract and will vary from year to year. The levels of fees and expenses also vary among the Underlying Funds. The following table shows the expenses of the Underlying Funds as a percentage of average net assets for the year ended December 31, 1999, as adjusted for any material changes.

                 To be filed in Pre-Effective Amendment No. 1.

EXPENSE EXAMPLES: The following examples demonstrate the cumulative expenses which an Owner would pay at 1-year, 3-year, 5-year and 10-year intervals under certain contingencies. Each example assumes a $1,000 investment in a Sub-Account and a 5% annual return on assets. As required by rules of the Securities and Exchange Commission ("SEC"), the Contract fee is reflected in the examples by a method designed to show the average impact on an investment in the Variable Account. The total Contract fees collected are divided by the total average net assets attributable to the Contracts. The resulting percentage is 0.04%, and the amount of the Contract fee is assumed to be $0.40 in the examples. The Contract fee is only deducted when the Accumulated Value is less than $75,000. Lower costs apply to Contracts owned and maintained under a 401(k) plan. Because the expenses of the Underlying Funds differ, separate examples are used to illustrate the expenses incurred by an Owner on an investment in the various Sub-Accounts.

THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

(1)(a) If, at the end of the applicable time period, you surrender your Contract, you would have paid the following expenses on a $1,000 investment, assuming a 5% annual return on assets, and no Riders.

WITH SURRENDER CHARGE                                         1 YEAR    3 YEARS    5 YEARS    10 YEARS
---------------------                                        --------   --------   --------   --------
AIT Core Equity Fund.......................................
AIT Equity Index Fund......................................
AIT Government Bond Fund...................................
AIT Money Market Fund......................................
AIT Select Aggressive Growth Fund..........................
AIT Select Capital Appreciation Fund.......................
AIT Select Emerging Markets Fund...........................
AIT Select Growth Fund.....................................
AIT Select Growth and Income Fund..........................
AIT Select International Equity Fund.......................
AIT Select Investment Grade Income Fund....................
AIT Select Strategic Growth Fund...........................
AIT Select Value Opportunity Fund..........................
AIM V.I. Aggressive Growth Fund............................
AIM V.I. Value Fund........................................
Alliance Growth and Income Portfolio.......................
Alliance Premier Growth Portfolio..........................
DGPF International Equity Series...........................
DGPF Growth Opportunities Series...........................
Fidelity VIP Equity-Income Portfolio.......................
Fidelity VIP Growth Portfolio..............................
Fidelity VIP High Income Portfolio.........................
Fidelity VIP Overseas Portfolio............................
Fidelity VIP II Asset Manager Portfolio....................
Fidelity VIP III Growth Opportunities Portfolio............
Franklin Natural Resources Securities Fund.................
Franklin Small Cap Fund....................................
INVESCO VIF Health Sciences Fund...........................
Janus Aspen Growth Portfolio...............................
Janus Aspen Growth and Income Portfolio....................
KVS Dreman Financial Services Portfolio....................
Kemper Technology Growth Portfolio.........................
Pioneer Emerging Markets VCT Portfolio.....................
Pioneer Real Estate Growth VCT Portfolio...................
T. Rowe Price International Stock Portfolio................

(1)(b) If, at the end of the applicable time period, you surrender your Contract, you would have paid the following expenses on a $1,000 investment, assuming a 5% annual return on assets and election at issue of the Minimum Guaranteed Annuity Payout Rider with a ten-year waiting period and the 6% Enhanced Death Benefit Rider With Annual Step-Up.

WITH SURRENDER CHARGE                                         1 YEAR    3 YEARS    5 YEARS    10 YEARS
---------------------                                        --------   --------   --------   --------
AIT Core Equity Fund.......................................
AIT Equity Index Fund......................................
AIT Government Bond Fund...................................
AIT Money Market Fund......................................
AIT Select Aggressive Growth Fund..........................
AIT Select Capital Appreciation Fund.......................
AIT Select Emerging Markets Fund...........................
AIT Select Growth Fund.....................................
AIT Select Growth and Income Fund..........................
AIT Select International Equity Fund.......................
AIT Select Investment Grade Income Fund....................
AIT Select Strategic Growth Fund...........................
AIT Select Value Opportunity Fund..........................
AIM V.I. Aggressive Growth Fund............................
AIM V.I. Value Fund........................................
Alliance Growth and Income Portfolio.......................
Alliance Premier Growth Portfolio..........................
DGPF International Equity Series...........................
DGPF Growth Opportunities Series...........................
Fidelity VIP Equity-Income Portfolio.......................
Fidelity VIP Growth Portfolio..............................
Fidelity VIP High Income Portfolio.........................
Fidelity VIP Overseas Portfolio............................
Fidelity VIP II Asset Manager Portfolio....................
Fidelity VIP III Growth Opportunities Portfolio............
Franklin Natural Resources Securities Fund.................
Franklin Small Cap Fund....................................
INVESCO VIF Health Sciences Fund...........................
Janus Aspen Growth Portfolio...............................
Janus Aspen Growth and Income Portfolio....................
KVS Dreman Financial Services Portfolio....................
Kemper Technology Growth Portfolio.........................
Pioneer Emerging Markets VCT Portfolio.....................
Pioneer Real Estate Growth VCT Portfolio...................
T. Rowe Price International Stock Portfolio................

(2)(a) If, at the end of the applicable time period, you do not surrender your Contract or you annuitize,* you would have paid the following expenses on a $1,000 investment, assuming a 5% annual return on assets, and no Riders.

WITHOUT SURRENDER CHARGE                                      1 YEAR    3 YEARS    5 YEARS    10 YEARS
------------------------                                     --------   --------   --------   --------
AIT Core Equity Fund.......................................
AIT Equity Index Fund......................................
AIT Government Bond Fund...................................
AIT Money Market Fund......................................
AIT Select Aggressive Growth Fund..........................
AIT Select Capital Appreciation Fund.......................
AIT Select Emerging Markets Fund...........................
AIT Select Growth Fund.....................................
AIT Select Growth and Income Fund..........................
AIT Select International Equity Fund.......................
AIT Select Investment Grade Income Fund....................
AIT Select Strategic Growth Fund...........................
AIT Select Value Opportunity Fund..........................
AIM V.I. Aggressive Growth Fund............................
AIM V.I. Value Fund........................................
Alliance Growth and Income Portfolio.......................
Alliance Premier Growth Portfolio..........................
DGPF International Equity Series...........................
DGPF Growth Opportunities Series...........................
Fidelity VIP Equity-Income Portfolio.......................
Fidelity VIP Growth Portfolio..............................
Fidelity VIP High Income Portfolio.........................
Fidelity VIP Overseas Portfolio............................
Fidelity VIP II Asset Manager Portfolio....................
Fidelity VIP III Growth Opportunities Portfolio............
Franklin Natural Resources Securities Fund.................
Franklin Small Cap Fund....................................
INVESCO VIF Health Sciences Fund...........................
Janus Aspen Growth Portfolio...............................
Janus Aspen Growth and Income Portfolio....................
KVS Dreman Financial Services Portfolio....................
Kemper Technology Growth Portfolio.........................
Pioneer Emerging Markets VCT Portfolio.....................
Pioneer Real Estate Growth VCT Portfolio...................
T. Rowe Price International Stock Portfolio................

(2)(b) If, at the end of the applicable time period, you do not surrender your Contract or you annuitize,* you would have paid the following expenses on a $1,000 investment, assuming an annual 5% return on assets and election at issue of the Minimum Guaranteed Annuity Payout Rider with a ten-year waiting period and the 6% Enhanced Death Benefit Rider With Annual Step-Up.

WITHOUT SURRENDER CHARGE                                      1 YEAR    3 YEARS    5 YEARS    10 YEARS
------------------------                                     --------   --------   --------   --------
AIT Core Equity Fund.......................................
AIT Equity Index Fund......................................
AIT Government Bond Fund...................................
AIT Money Market Fund......................................
AIT Select Aggressive Growth Fund..........................
AIT Select Capital Appreciation Fund.......................
AIT Select Emerging Markets Fund...........................
AIT Select Growth Fund.....................................
AIT Select Growth and Income Fund..........................
AIT Select International Equity Fund.......................
AIT Select Investment Grade Income Fund....................
AIT Select Strategic Growth Fund...........................
AIT Select Value Opportunity Fund..........................
AIM V.I. Aggressive Growth Fund............................
AIM V.I. Value Fund........................................
Alliance Growth and Income Portfolio.......................
Alliance Premier Growth Portfolio..........................
DGPF International Equity Series...........................
DGPF Social Awareness Series...............................
Fidelity VIP Equity-Income Portfolio.......................
Fidelity VIP Growth Portfolio..............................
Fidelity VIP High Income Portfolio.........................
Fidelity VIP Overseas Portfolio............................
Fidelity VIP II Asset Manager Portfolio....................
Fidelity VIP III Growth Opportunities Portfolio............
Franklin Natural Resources Securities Fund.................
Franklin Small Cap Fund....................................
INVESCO VIF Health Sciences Fund...........................
Janus Aspen Growth Portfolio...............................
Janus Aspen Growth and Income Portfolio....................
KVS Dreman Financial Services Portfolio....................
Kemper Technology Growth Portfolio.........................
Pioneer Emerging Markets VCT Portfolio.....................
Pioneer Real Estate Growth VCT Portfolio...................
T. Rowe Price International Stock Portfolio................

* The Contract fee is not deducted after annuitization. No surrender charges are deducted at or after annuitization under any of the available annuity payout options.

                          SUMMARY OF CONTRACT FEATURES

WHAT ARE SOME OF THE FEATURES OF THIS VARIABLE ANNUITY CONTRACT?

The variable annuity contract ("Contract") is an insurance contract designed to help you, the Owner, accumulate assets for your retirement or other important financial goals on a tax-deferred basis. The Contract may be purchased up to age 90 of the oldest Owner or, if the Owner is not a natural person, the oldest Annuitant. The Contract combines the concept of professional money management with the attributes of an annuity contract. Features available through the Contract include:

    - a customized investment portfolio;

    - experienced professional investment advisers;

    - tax deferral on earnings;

    - guarantees that can protect your family;

    - withdrawals during the accumulation and annuitization phases; and

    - income that you can receive for life.

WHAT HAPPENS IN THE ACCUMULATION PHASE?

The Contract has two phases: an accumulation phase and, if you choose to annuitize, an annuity payout phase (described below). During the accumulation phase, you may allocate your initial payment and any additional payments to the combination of portfolios of securities ("Underlying Funds") under your Contract, to the Guarantee Period Accounts, and to the Fixed Account (collectively "the investment options"). You select the investment options most appropriate for your investment needs. As those needs change, you may also change your allocation without incurring any tax consequences. Your Contract's Accumulated Value is based on the investment performance of the Underlying Funds and any accumulations in the Guarantee Period Accounts and the Fixed Account. You do not pay taxes on any earnings under the Contract until you withdraw money. In addition, during the accumulation phase, your beneficiaries receive certain protections in the event of your death. See discussion below: WHAT HAPPENS UPON MY DEATH DURING THE ACCUMULATION PHASE?

WHAT HAPPENS UPON MY DEATH DURING THE ACCUMULATION PHASE?

If you or a Joint Owner dies before the Annuity Date, a standard death benefit will be paid to the beneficiary. (No death benefit is payable at the death of any Annuitant except when the Owner is not a natural person.) An optional Enhanced Death Benefit Rider is also available at issue for a separate monthly charge. See "F. Death Benefit" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

WHAT HAPPENS IN THE ANNUITY PAYOUT PHASE?

During the annuity payout phase, you, or the payee you designate, can receive income based on one of the numerous annuity payout options available under the Contract. You choose:

    - the annuity payout option;

    - the date annuity benefit payments begin but no earlier than 1 year after the Issue Date;

    - whether you want variable annuity benefit payments based on the investment performance of the Underlying Funds, fixed-amount annuity benefit payments with payment amounts guaranteed by the Company, or a combination of fixed-amount and variable annuity benefit payments; and

    - whether you want certain protections provided under an optional rider.

You may also take withdrawals during the annuity payout phase. The type of withdrawal and the number of withdrawals that may be made each calendar year depend upon whether the Owner annuitizes under an annuity payout option with payments based on the life of one or more Annuitants with no guaranteed payments (a "Life" annuity payout option), under a life annuity payout option that in part provides for a guaranteed number of payments (a "Life With Period Certain" or "Life With Cash Back" annuity payout option), or an annuity payout option based on a guaranteed number of payments (a "Period Certain" annuity payout option). Under a Life annuity payout option, the Owner may make one Payment Withdrawal each calendar year. Under a Life with Period Certain or Life with Cash Back annuity payout option, the Owner may make one Payment Withdrawal and one Present Value Withdrawal in each calendar year. Under a Period Certain annuity payout option, the Owner may make multiple Present Value Withdrawals each calendar year. For more information, see "F. Withdrawals After the Annuity Date" under ANNUITIZATION -- THE PAYOUT PHASE. In addition, if you choose a variable payout option, you may transfer among the available Sub-Accounts.

M-GAP RIDER. When applying for the Contract, in most jurisdictions, the Owner currently may elect to purchase the Minimum Guaranteed Annuity Payout ("M-GAP") Rider for a separate monthly charge. This optional rider provides a guaranteed minimum amount of income after a specified waiting period under a life contingent fixed annuity payout option, subject to certain conditions. The M-GAP Rider is based on the Company's guaranteed fixed annuity option rates as set forth in the Contract. These annuity option rates determine the dollar amount of the first payment under each life contingent fixed annuity payout option for each $1,000 of applied value. The rates are based on the Annuity 2000 Mortality Table and a 3% Assumed Investment Return ("AIR"). The M-GAP Rider is not available at all ages.

For more information on this optional rider, see "H. Optional Minimum Guaranteed Annuity Payout (M-GAP) Rider" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

WHO ARE THE KEY PERSONS UNDER THE CONTRACT?

The Contract is between you, (the "Owner"), and us, Allmerica Financial Life Insurance and Annuity Company (for contracts issued in all jurisdictions except New York) and First Allmerica Financial Life Insurance Company (in New York). Each Contract has an Owner (or an Owner and a Joint Owner), an Annuitant (or an Annuitant and a Joint Annuitant) and one or more beneficiaries. As Owner, you may:

    - make payments

    - choose investment allocations

    - choose annuity payout options

    - receive annuity benefit payments (or designate someone else to receive annuity benefit payments)

    - select the Annuitant and beneficiary.

The Annuitant is the person whose life is used to determine the duration of annuity benefit payments involving a life contingency. There must be at least one Annuitant at all times. If an Annuitant dies and a replacement is not named, the Owner will become the new Annuitant. The beneficiary is the person(s) or entity entitled to the death benefit at the death of a sole Owner prior to the Annuity Date. In the case of the death of a Joint Owner, the surviving Joint Owner will receive the death benefit. Under certain circumstances, the beneficiary may be entitled to annuity benefit payments upon the death of an Owner on or after the Annuity Date.

HOW MUCH CAN I INVEST AND HOW OFTEN?

During the Accumulation Phase, you may make additional payments. Total payments under the Contract can exceed $5,000,000 only with the Company's prior approval. The number and frequency of your payments are flexible, subject only to a $5,000 minimum for your initial payment and a $50 minimum for any additional payments. A lower initial payment is permitted for certain qualified plans and where monthly payments are being forwarded directly from a financial institution. A minimum of $1,000 is always required to establish a Guarantee Period Account.

WHAT ARE MY INVESTMENT CHOICES?

You may choose among the Sub-Accounts investing in the Underlying Funds, the Guarantee Period Accounts, and the Fixed Account. The Underlying Funds are:

ALLMERICA INVESTMENT TRUST                       FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
AIT Core Equity Fund                             Fidelity VIP II Asset Manager Portfolio
AIT Equity Index Fund                            FIDELITY VARIABLE INSURANCE PRODUCTS FUND III
AIT Government Bond Fund                         Fidelity VIP III Growth Opportunities Portfolio
AIT Money Market Fund                            FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
AIT Select Aggressive Growth Fund                Franklin Natural Resources Securities Fund
AIT Select Capital Appreciation Fund             Franklin Small Cap Fund
AIT Select Emerging Markets Fund                 INVESCO VARIABLE INVESTMENT FUNDS, INC.
AIT Select Growth Fund                           INVESCO VIF Health Sciences Fund
AIT Select Growth and Income Fund                JANUS ASPEN SERIES
AIT Select International Equity Fund             Janus Aspen Growth Portfolio
AIT Select Investment Grade Income Fund          Janus Aspen Growth and Income Portfolio
AIT Select Strategic Growth Fund                 KEMPER VARIABLE SERIES
AIT Select Value Opportunity Fund                KVS Dreman Financial Services Portfolio
AIM VARIABLE INSURANCE FUNDS                     Kemper Technology Growth Portfolio
AIM V.I. Aggressive Growth Fund                  PIONEER VARIABLE CONTRACTS TRUST
AIM V.I. Value Fund                              Pioneer Emerging Markets VCT Portfolio
ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.     Pioneer Real Estate Growth VCT Portfolio
Alliance Growth and Income Portfolio             T. ROWE PRICE INTERNATIONAL SERIES, INC.
Alliance Premier Growth Portfolio                T. Rowe Price International Stock Portfolio
DELAWARE GROUP PREMIUM FUND
DGPF International Equity Series
DGPF Growth Opportunities Series
FIDELITY VARIABLE INSURANCE PRODUCTS FUND
Fidelity VIP Equity-Income Portfolio
Fidelity VIP Growth Portfolio
Fidelity VIP High Income Portfolio
Fidelity VIP Overseas Portfolio

Each Underlying Fund operates pursuant to different investment objectives and this range of investment options enables you to allocate your money among the Underlying Funds to meet your particular investment needs. For a more detailed description of the Underlying Funds, see INVESTMENT OBJECTIVES AND POLICIES.

GUARANTEE PERIOD ACCOUNTS. Assets supporting the guarantees under the Guarantee Period Accounts are held in the Company's Separate Account GPA, a non-unitized insulated separate account (except in California, where assets are held in the Company's General Account). Values and benefits calculated on the basis of Guarantee Period Account allocations, however, are obligations of the Company's General Account. Amounts allocated to a Guarantee Period Account earn a Guaranteed Interest Rate declared by the Company. The level of the Guaranteed Interest Rate depends on the number of years of the Guarantee Period selected. The

Company may offer up to nine Guarantee Periods ranging from two to ten years in duration. Once declared, the Guaranteed Interest Rate will not change during the duration of the Guarantee Period.

If amounts allocated to a Guarantee Period Account are transferred, surrendered or applied to any annuity payout option at any time other than the day following the last day of the applicable Guarantee Period, a Market Value Adjustment will apply that may increase or decrease the value. However, this adjustment will never be applied against your principal. In addition, earnings in the GPA AFTER application of the Market Value Adjustment will not be less than an effective annual rate of 3%. For more information about the Guarantee Period Accounts and the Market Value Adjustment, see GUARANTEE PERIOD ACCOUNTS.

THE GUARANTEE PERIOD ACCOUNTS ARE NOT AVAILABLE IN ALL STATES AND ARE NOT OFFERED AFTER ANNUITIZATION.

FIXED ACCOUNT. The Fixed Account is part of the General Account, which consists of all the Company's assets other than those allocated to the Variable Account and any other separate account. Allocations to the Fixed Account are guaranteed as to principal and a minimum rate of interest. Additional excess interest may be declared periodically at the Company's discretion. The initial rate in effect on the date an amount is allocated to the Fixed Account will be guaranteed for one year from that date. For more information about the Fixed Account, see APPENDIX A -- MORE INFORMATION ABOUT THE FIXED ACCOUNT.

CAN I MAKE TRANSFERS AMONG THE INVESTMENT OPTIONS?

Yes. Prior to the Annuity Date, you may transfer among the Sub-Accounts investing in the Underlying Funds, the Guarantee Period Accounts, and the Fixed Account. On and after the Annuity Date, if you have elected a variable option, you may transfer only among the Sub-Accounts. You will incur no current taxes on transfers while your money remains in the Contract. See "D. Transfer Privilege" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE and "E. Transfers of Annuity Units" under ANNUITIZATION -- THE PAYOUT PHASE.

The first 12 transfers in a Contract year are guaranteed to be free of a transfer charge. For each subsequent transfer in a Contract year, the Company does not currently charge but reserves the right to assess a processing charge guaranteed never to exceed $25.

If you authorize automatic periodic transfers (under an Automatic Transfers program (Dollar Cost Averaging) or Automatic Account Rebalancing program), the first automatic transfer or rebalancing under a request counts as one transfer for purposes of the 12 transfers guaranteed to be free of a transfer charge in each Contract year. Each subsequent automatic transfer or rebalancing under that request is without charge and does not reduce the remaining number of transfers which may be made free of charge in that Contract year.

WHAT IF I NEED MY MONEY BEFORE THE ANNUITY PAYOUT PHASE BEGINS?

Before the annuity payout phase begins, you may surrender your Contract or make withdrawals at any time. Each calendar year, you can take without a surrender charge the greater of:

(1) 100% of cumulative earnings; or

(2) 10% of the total of all payments invested in the Contract less that portion of any prior withdrawal(s) of payments that are subject to the surrender charge table (even if the applicable surrender charge is 0%) as of the Valuation Date for the withdrawal (the Gross Payment Base), less any prior withdrawal(s) during the same calendar year to which the surrender charge table was not applicable.

To the extent it exceeds the amount described in the previous paragraph, the Owner of a Qualified Contract or a Contract issued under a Section 457 Deferred Compensation Plan may take each calendar year, without surrender charge, an amount calculated by the Company based on his or her life expectancy. A 10% tax penalty may apply on all amounts deemed to be earnings if you are under age
59 1/2.

In addition, WHERE PERMITTED BY LAW, the Company will waive surrender charges if, after the Contract is issued:

    - you become disabled before you attain age 65; or

    - you are diagnosed with a fatal illness or are confined in a medical care facility for the later of 90 consecutive days or one year after the Issue Date.

Additional amounts may be withdrawn at any time. However, the withdrawal of payments that have not been invested in the Contract for more than nine years may be subject to a surrender charge. A Market Value Adjustment will apply to withdrawals from a Guarantee Period Account prior to the expiration of the Guarantee Period.

CAN I EXAMINE THE CONTRACT?

Yes. Your Contract will be delivered to you after your purchase. If you return the Contract to the Company within ten days of receipt, the Contract will be cancelled. There may be a longer period in certain jurisdictions; see the "Right to Examine" provision on the cover of your Contract.

If you cancel the Contract, you will receive the Contract's Accumulated Value adjusted for any Market Value Adjustment for amounts allocated to a Guarantee Period Account, plus any fees or charges that may have been deducted. However, if required in your state or if the Contract was issued as an Individual Retirement Annuity (IRA), you will generally receive a refund of your gross payment(s). In certain jurisdictions this refund may be the greater of (1) your gross payment(s) or (2) the Accumulated Value adjusted for any Market Value Adjustment, plus any fees or charges previously deducted. See "C. Right to Cancel" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

CAN I MAKE FUTURE CHANGES UNDER MY CONTRACT?

You can make several changes after receiving your Contract:

    - You may assign your ownership to someone else, except under certain qualified plans.

    - You may change the beneficiary, unless you have designated an irrevocable beneficiary.

    - You may change your allocation of payments.

    - You may make transfers among the Sub-Accounts without any tax consequences.

    - You may cancel your Contract within ten days of delivery (or longer if required by state law).

              DESCRIPTION OF THE COMPANIES, THE VARIABLE ACCOUNTS,
                    AND THE UNDERLYING INVESTMENT COMPANIES

THE COMPANIES. Allmerica Financial Life Insurance and Annuity Company ("Allmerica Financial") is a life insurance company organized under the laws of Delaware in July 1974. Its Principal Office is located at 440 Lincoln Street, Worcester, MA 01653, telephone 508-855-1000. Allmerica Financial is subject to the laws of the state of Delaware governing insurance companies and to regulation by the Commissioner of Insurance of Delaware. In addition, Allmerica Financial is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate. As of December 31, 1999, Allmerica Financial had over $17 billion in assets and over $26 billion of life insurance in force.

Effective October 1, 1995, Allmerica Financial changed its name from SMA Life Assurance Company to Allmerica Financial Life Insurance and Annuity Company. Allmerica Financial is a wholly owned subsidiary of First Allmerica Financial Life Insurance Company ("First Allmerica") which, in turn, is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC").

First Allmerica Financial Life Insurance Company ("First Allmerica"), organized under the laws of Massachusetts in 1844, is among the five oldest life insurance companies in America. As of December 31, 1999, First Allmerica and its subsidiaries had over $25 billion in combined assets and over $43 billion of life insurance in force. Effective October 16, 1995, First Allmerica converted from a mutual life insurance company known as State Mutual Life Assurance Company of America to a stock life insurance company and adopted its present name. First Allmerica is a wholly owned subsidiary of AFC. First Allmerica's principal office ("Principal Office") is located at 440 Lincoln Street, Worcester, MA 01653, telephone 508-855-1000.

First Allmerica is subject to the laws of the Commonwealth of Massachusetts governing insurance companies and to regulation by the Commissioner of Insurance of Massachusetts. In addition, First Allmerica is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate.

Both companies are charter members of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

THE VARIABLE ACCOUNTS. Each Company maintains a separate account called Separate Account VA-K (the "Variable Account"). The Variable Account of Allmerica Financial was authorized by vote of the Board of Directors of the Company on November 1, 1990 and the Variable Account of First Allmerica was authorized by vote of the Board of Directors of the Company on August 20, 1991. Each Variable Account is registered with the SEC as a unit investment trust under the 1940 Act. This registration does not involve the supervision or management of investment practices or policies of the Variable Account or the Company by the SEC.

The Variable Account is a separate investment account of the Company. The assets used to fund the variable portions of the Contracts are set aside in the Sub-Accounts of the Variable Account, and are kept separate and apart from the general assets of the Company. Each Sub-Account is administered and accounted for as part of our general business, but the income, capital gains, or capital losses of each Sub-Account are allocated to such Sub-Account, without regard to other income, capital gains, or capital losses of the Company. Obligations under the Contracts are our obligations. Under Delaware and Massachusetts law, the assets of the Variable Account may not be charged with any liabilities arising out of any other business of the Company.

We reserve the right, subject to compliance with applicable law, to change the names of the Variable Account and the Sub-Accounts. We also offer other variable annuity contracts investing in the Variable Account which are not discussed in this Prospectus. In addition the Variable Account may invest in other underlying funds which are not available to the Contracts described in this Prospectus.

THE UNDERLYING INVESTMENT COMPANIES

ALLMERICA INVESTMENT TRUST. Allmerica Investment Trust ("AIT") is an open-end, diversified, management investment company registered with the SEC under the 1940 Act. The Trust was established as a Massachusetts business trust on October 11, 1984, for the purpose of providing a vehicle for the investment of assets of various separate accounts established by the Company or other affiliated insurance companies. Thirteen investment portfolios of the Trust currently are available under the Contract, each issuing a series of shares:
Core Equity Fund, Equity Index Fund, Government Bond Fund, Money Market Fund, Select Aggressive Growth Fund, Select Capital Appreciation Fund, Select Emerging Markets Fund, Select Growth Fund, Select Growth and Income Fund, Select International Equity Fund, Select Investment Grade Income Fund, Select Strategic Growth Fund, and the Select Value Opportunity Fund. The assets of each Fund are held separate from the assets of the other Funds. Each Fund operates as a separate investment vehicle and the income or losses of one Fund have no effect on the investment performance of another Fund. Shares of the Trust are not offered to the general public but solely to such variable accounts.

The trustees have overall responsibility for the supervision of the affairs of the Trust. The Trustees have entered into a management agreement ("Management Agreement") with Allmerica Financial Investment Management Services, Inc. ("AFIMS"), a wholly owned subsidiary of Allmerica Financial, to handle the day-to-day affairs of the Trust. AFIMS, subject to Trustee review, is responsible for the general management of the Funds. AFIMS also performs certain administrative and management services for the Trust, furnishes to the Trust all necessary office space, facilities and equipment and pays the compensation, if any, of officers and Trustees who are affiliated with AFIMS.

AFIMS has entered into agreements with other investment advisers
("Sub-Advisers") under which each Sub-Adviser manages the investments of one or more of the Funds of the Trust. Under each Sub-Adviser agreement, the Sub-Adviser is authorized to engage in portfolio transactions on behalf of the Fund, subject to AFIMS and the Trustees instructions. AFIMS is solely responsible for the payment of all fees for investment management services to the Sub-Advisers. The Sub-Advisers, other than Allmerica Asset
Management, Inc., are not affiliated with the Company or the Trust.

Other than expenses specifically assumed by AFIMS under the Management Agreement, the Trust bears all expenses incurred in its operation including fees and expenses associated with the registration and qualification of the Trust's shares under the Securities Act of 1933, other fees payable to the SEC, independent public accountant fees, legal and custodian fees, association membership dues, taxes, interest, insurance premiums, brokerage commissions, fees and expenses of the Trustees who are not affiliated with AFIMS, expenses for proxies, prospectuses, reports to shareholders and other expenses.

AIM VARIABLE INSURANCE FUNDS. AIM Variable Insurance Funds ("AVIF"), an open-end, series, management investment company, was organized as a Maryland corporation on January 22, 1993, changed to a Delaware business trust on May 1, 2000, and is registered with the SEC under the 1940 Act. The investment advisor for the AIM V.I. Aggressive Growth Fund and the AIM V.I. Value Fund is A I M Advisors, Inc. ("AIM"). AIM was organized in 1976, and, together with its subsidiaries, manages or advises over 120 investment company portfolios encompassing a broad range of investment objectives.

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC. Alliance Variable Products Series Fund, Inc. ("Alliance") is registered with the SEC as an open-end, management investment company under the 1940 Act. Two of its separate investment portfolios are currently available under the Contract: the Alliance Growth and Income Portfolio and the Alliance Premier Growth Portfolio. Alliance Capital Management, L.P. ("Alliance Capital") serves as the investment adviser to Alliance. Alliance Capital Management Corporation, the sole general partner of Alliance Capital, is an indirect wholly owned subsidiary of The Equitable Life Assurance Society of the United States, which is in turn a wholly owned subsidiary of the Equitable Companies Incorporated, a holding company which is controlled by AXA, a French insurance holding company.

DELAWARE GROUP PREMIUM FUND. Delaware Group Premium Fund ("DGPF"), previously a Maryland Corporation organized on February 19, 1987 and reorganized as a Delaware business trust on December 15, 1999, is an open-end management investment company registered with the SEC under the 1940 Act. Delaware Management Company, a series of Delaware Management Business Trust ("Delaware Management") is the investment adviser for the DGPF Growth Opportunities Series. The investment advisor for the DGPF International Equity Series is Delaware International Advisers Ltd. ("Delaware International").

FIDELITY VARIABLE INSURANCE PRODUCTS FUND. Fidelity Variable Insurance Products Fund ("Fidelity VIP"), managed by Fidelity Management & Research Company ("FMR"), is an open-end, diversified, management investment company organized as a Massachusetts business trust on November 13, 1981 and registered with the SEC under the 1940 Act. Four of its investment portfolios are available under the
Contract: Fidelity VIP Equity-Income Portfolio, Fidelity VIP Growth Portfolio, Fidelity VIP High Income Portfolio and Fidelity VIP Overseas Portfolio.

Various Fidelity companies perform certain activities required to operate Fidelity VIP. FMR is one of America's largest investment management organizations, and has its principal business address at 82 Devonshire Street, Boston, Massachusetts. It is composed of a number of different companies which provide a variety of financial services and products. FMR is the original Fidelity company, founded in 1946. It provides a number of mutual funds and other clients with investment research and portfolio management services. As part of their operating expenses, the portfolios of Fidelity VIP pay a monthly investment management fee to FMR for managing investment and business affairs. The prospectus of Fidelity VIP contains additional information concerning the portfolios, including information about additional expenses paid by the portfolios, and should be read in conjunction with this Prospectus.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II. Fidelity Variable Insurance Products Fund II ("Fidelity VIP II"), managed by FMR (see discussion above), is an open-end, diversified management investment company organized as a Massachusetts business trust on March 21, 1988, and registered with the SEC under the 1940 Act. One of its investment portfolios is available under the
Contract: the Fidelity VIP II Asset Manager Portfolio.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND III. Fidelity Variable Insurance Products Fund III ("Fidelity VIP III"), managed by FMR (see discussion above), is an open-end, diversified management investment company registered with the SEC under the 1940 Act. One of its investment portfolios is available under the
Contract: the Fidelity VIP III Growth Opportunities Portfolio.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST. Franklin Templeton Variable Insurance Products Trust ("FT VIP") and the funds' investment managers and their affiliates manage over $224 billion in assets (as of December 31, 1999). The investment adviser to the Franklin Natural Resources Securities Fund and the Franklin Small Cap Fund is Franklin Advisers, Inc.

INVESCO VARIABLE INVESTMENT FUNDS, INC.  INVESCO Variable Investment
Funds, Inc. ("INVESCO VIF") is an open-end, diversified, no-load management investment company which was incorporated under the laws of Maryland on August 19, 1993. The investment adviser to the INVESCO VIF Health Sciences Fund is INVESCO Funds Group, Inc.

JANUS ASPEN SERIES. Janus Aspen Series ("Janus Aspen") is an open-end, management investment company registered with the SEC. It was organized as a Delaware business trust on May 20, 1993. Janus Capital is the investment adviser of Janus Aspen. Two of its investment portfolios are available under the contract: Janus Aspen Growth Portfolio, and Janus Aspen Growth and Income Portfolio.

KEMPER VARIABLE SERIES. Kemper Variable Series ("KVS"), is a series-type mutual fund registered with the SEC as an open-end, management investment company. The KVS Dreman Financial Services Portfolio and the Kemper Technology Growth Portfolio are offered under the Contract. Scudder Kemper Investments, Inc. serves as the investment adviser of KVS.

PIONEER VARIABLE CONTRACTS TRUST. Pioneer Variable Contracts Trust ("Pioneer VCT") is an open-end, management investment company registered with the SEC under the 1940 Act. Pioneer Investment Management, Inc. ("Pioneer") is the investment adviser to the Pioneer Emerging Markets VCT Portfolio and the Pioneer Real Estate Growth VCT Portfolio which are offered under the Contract. Pioneer is a wholly owned subsidiary of The Pioneer Group, Inc. ("PGI"). PGI, established in 1928, is one of America's oldest investment managers.

T. ROWE PRICE INTERNATIONAL SERIES, INC. T. Rowe Price International Series, Inc. ("T. Rowe Price"), managed by Rowe Price-Fleming International, Inc. ("Price-Fleming"), is an open-end, diversified, management investment company organized as a Maryland corporation in 1994 and registered with the SEC under the 1940 Act. Price-Fleming, founded in 1979 as a joint venture between T. Rowe Price Associates, Inc. and Robert Fleming Holdings, Limited, is one of the largest no-load international mutual fund asset managers with approximately $42.5 billion (as of December 31, 1999) under management in its offices in Baltimore, London, Tokyo, Hong Kong, Singapore and Buenos Aires. One of its investment portfolios is available under the Contract: the T. Rowe Price International Stock Portfolio.

                       INVESTMENT OBJECTIVES AND POLICIES

A summary of investment objectives of each of the Underlying Funds is set forth below. MORE DETAILED INFORMATION REGARDING THE INVESTMENT OBJECTIVES, RESTRICTIONS AND RISKS, EXPENSES PAID BY THE UNDERLYING FUNDS, AND OTHER RELEVANT INFORMATION REGARDING THE UNDERLYING INVESTMENT COMPANIES MAY BE FOUND IN THEIR RESPECTIVE PROSPECTUSES, WHICH ACCOMPANY THIS PROSPECTUS. PLEASE READ THEM CAREFULLY BEFORE INVESTING. The Statements of Additional Information ("SAI") of the Underlying Funds are available upon request. There can be no assurance that the investment objectives of the Underlying Funds can be achieved or that the value of the Contract will equal or exceed the aggregate amount of the purchase payments made under the Contract.

AIT CORE EQUITY FUND -- seeks long-term growth of capital. Realization of current investment income, if any, is incidental to this objective. The Core Equity Fund is invested in common stocks and securities convertible into common stocks that are believed to represent significant underlying value in relation to current market prices.

AIT EQUITY INDEX FUND -- seeks to provide investment results that correspond to the aggregate price and yield performance of a representative selection of United States publicly traded common stocks. The Equity Index Fund seeks to achieve its objective by attempting to replicate the aggregate price and yield performance of the Standard & Poor's Composite Index of 500 Stocks.

AIT GOVERNMENT BOND FUND -- seeks high income, preservation of capital and maintenance of liquidity, primarily through investments in debt instruments issued or guaranteed by the U.S. Government or its agencies or instrumentalities, and in related options, futures and repurchase agreements.

AIT MONEY MARKET FUND -- seeks maximum current income consistent with the preservation of capital and liquidity. The Money Market Fund is invested in a diversified portfolio of high-quality, short-term money market instruments.

AIT SELECT AGGRESSIVE GROWTH FUND -- seeks above-average capital appreciation by investing primarily in common stocks of companies which are believed to have significant potential for capital appreciation.

AIT SELECT CAPITAL APPRECIATION FUND -- seeks long-term growth of capital. Realization of income is not a significant investment consideration and any income realized on the Fund's investments will be incidental to its primary objective. The Fund will invest primarily in common stock of industries and companies which are experiencing favorable demand for their products and services, and which operate in a favorable competitive environment and regulatory climate.

AIT SELECT EMERGING MARKETS FUND -- seeks long-term growth of capital by investing in the world's emerging markets.

AIT SELECT GROWTH FUND -- seeks to achieve growth of capital by investing in a diversified portfolio consisting primarily of common stocks selected on the basis of their long-term growth potential.

AIT SELECT GROWTH AND INCOME FUND -- seeks a combination of long-term growth of capital and current income. The Fund will invest primarily in dividend-paying common stocks and securities convertible into common stocks.

AIT SELECT INTERNATIONAL EQUITY FUND -- seeks maximum long-term total return (capital appreciation and income). The Fund will invest primarily in common stocks of established non-U.S. companies.

AIT SELECT INVESTMENT GRADE INCOME FUND -- seeks as high a level of total return (including both income and capital appreciation) as is consistent with prudent investment management. The Investment Grade Income Fund is invested in a diversified portfolio of fixed income securities.

AIT SELECT STRATEGIC GROWTH FUND -- seeks long-term growth of capital by investing primarily in common stocks of established companies.

AIT SELECT VALUE OPPORTUNITY FUND -- seeks long-term growth of capital by investing principally in diversified portfolio of common stocks of small and mid-size companies whose securities at the time of purchase are considered by the Sub-Adviser to be undervalued.

AIM V.I. AGGRESSIVE GROWTH FUND -- seeks to achieve long-term growth of capital by investing primarily in common stocks, convertible bonds, convertible preferred stocks and warrants of small and medium sized companies.

AIM V.I. VALUE FUND -- seeks to achieve long-term growth of capital by investing primarily in equity securities judged by the Fund's investment advisor to be undervalued relative to the investment advisor's appraisal of the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by companies issuing the securities or relative to the equity market generally. Income is a secondary objective.

ALLIANCE GROWTH AND INCOME PORTFOLIO (CLASS B) -- seeks reasonable current income and reasonable opportunity for appreciation through investments primarily in dividend paying common stocks of good quality. The Portfolio invests primarily in stock of large, well established "blue chip" companies, fixed income and convertible securities, and securities of foreign issuers.

ALLIANCE PREMIER GROWTH PORTFOLIO (CLASS B) -- seeks growth of capital by pursuing aggressive investment policies. The Portfolio invests primarily in equity securities in a small number (40-50) of intensely researched U.S. companies.

DGPF INTERNATIONAL EQUITY SERIES (SERVICE CLASS) -- seeks long-term growth without undue risk to principal by investing primarily in equity securities of foreign issuers providing the potential for capital appreciation and income.

DGPF GROWTH OPPORTUNITIES SERIES (SERVICE CLASS) -- seeks long-term capital appreciation by investing its assets in a diversified portfolio of securities exhibiting the potential for significant growth.

FIDELITY VIP EQUITY-INCOME PORTFOLIO (SERVICE CLASS 2) -- seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Portfolio also will consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500.

FIDELITY VIP GROWTH PORTFOLIO (SERVICE CLASS 2) -- seeks to achieve capital appreciation. The Portfolio normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation also may be found in other types of securities, including bonds and preferred stocks.

FIDELITY VIP HIGH INCOME PORTFOLIO (SERVICE CLASS 2) -- seeks to obtain a high level of current income by investing primarily in high-yielding, lower-rated fixed-income securities (commonly referred to as "junk bonds"), while also considering growth of capital. These securities are often considered to be speculative and involve greater risk of default or price changes than securities assigned a high quality rating. For more information about these lower-rated securities, see the Fidelity VIP prospectus.

FIDELITY VIP OVERSEAS PORTFOLIO (SERVICE CLASS 2) -- seeks long-term growth of capital primarily through investments in foreign securities and provides a means for aggressive investors to diversify their own portfolios by participating in companies and economies outside of the United States.

FIDELITY VIP II ASSET MANAGER PORTFOLIO (SERVICE CLASS 2) -- seeks high total return with reduced risk over the long term by allocating its assets among domestic and foreign stocks, bonds and short-term money market instruments.

FIDELITY VIP III GROWTH OPPORTUNITIES PORTFOLIO (SERVICE CLASS 2) -- seeks to provide capital growth by primarily investing in common stocks of domestic and foreign issuers. The Portfolio may also invest in other types of securities including bonds.

FRANKLIN NATURAL RESOURCES SECURITIES FUND (CLASS 2) -- seeks to provide capital appreciation by primarily investing in equity securities of companies principally engaged in the natural resources sector. The secondary goal is to provide current income.

FRANKLIN SMALL CAP FUND (CLASS 2) -- seeks long-term capital growth. The Fund invests primarily in equity securities of small cap U.S. companies.

INVESCO VIF HEALTH SCIENCES FUND -- seeks to make an investment grow. The fund is aggressively managed and invests primarily in equity securities of companies that develop, produce or distribute products or services related to health care.

JANUS ASPEN GROWTH PORTFOLIO (SERVICE SHARES) -- seeks long-term growth of capital in a manner consistent with the preservation of capital. The Portfolio invests primarily in common stocks of larger, more established companies selected for their growth potential.

JANUS ASPEN GROWTH AND INCOME PORTFOLIO (SERVICE SHARES) -- seeks long-term capital growth and income. The Portfolio normally emphasizes investments in common stocks.

KVS DREMAN FINANCIAL SERVICES PORTFOLIO -- seeks long-term capital appreciation by investing primarily in common stocks and other equity securities of companies in the financial services industry believed by the Portfolio's investment manager to be undervalued.

KEMPER TECHNOLOGY GROWTH PORTFOLIO -- seeks growth of capital.

PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS II) -- seeks to invest in securities of emerging market issuers for long-term growth of capital.

PIONEER REAL ESTATE GROWTH VCT PORTFOLIO (CLASS II) -- seeks to invest primarily in REITs and other real estate industry companies for long-term growth of capital. Current income is the portfolio's secondary investment objective.

T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO -- seeks long-term growth of capital through investments primarily in common stocks of established, non-U.S. companies.

If there is a material change in the investment policy of a Sub-Account or the Fund in which it invests, the Owner will be notified of the change. If the Owner has Accumulated Value allocated to that Fund, he or she may have the Accumulated Value reallocated without charge to another Fund or to the Fixed Account, where available, on written request received by the Company within sixty (60) days of the later of (1) the effective date of such change in the investment policy, or
(2) the receipt of the notice of the Owner's right to transfer.

             DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE

A.  PAYMENTS

The latest Issue Date is age 90 of the oldest Owner, or, if the Owner is not a natural person, the oldest Annuitant. The Company will issue a Contract when its underwriting requirements are met. These requirements include receipt of the initial payment and allocation instructions by the Company at its Principal Office and may include the proper completion of an application; however, where permitted by law, the Company may issue a Contract without completion of an application. If all issue requirements are not completed within five business days of the Company's receipt of the initial payment, the payment will be returned immediately unless the applicant authorizes the Company to retain it pending completion of all issue requirements.

Payments may be made to the Contract at any time prior to the Annuity Date, or prior to the death of an Owner, subject to certain minimums:

    - Currently, the initial payment must be at least $5,000.

    - Under a salary deduction or monthly automatic payment plan, the minimum initial payment is $50.

    - Each subsequent payment must be at least $50.

    - The minimum allocation to a Guarantee Period Account is $1,000. If less than $1,000 is allocated to a Guarantee Period Account, the Company reserves the right to apply that amount to the AIT Money Market Fund.

Payments are to be made payable to the Company. The Company may reduce a payment by any applicable premium tax before applying it to the Contract. The initial net payment is credited to the Contract and allocated among the requested investment options as of the date that all issue requirements are properly met. The allocation instructions for the initial net payment will serve as the allocation instructions for all future payments. You can change the allocation instructions for future payments by notifying the Company.

You also have the option of specifying how a specific payment should be allocated. This will not change the allocation instructions for any subsequent payment.

For a discussion of future payments to an Automatic Transfer Program (Dollar Cost Averaging), please see "Automatic Transfers (Dollar Cost Averaging)" below.

In order for the Owner to be able to initiate transactions over the telephone, a properly completed authorization must be on file before telephone requests will be honored. The policy of the Company and its agents and affiliates is that we will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine; otherwise, the Company may be liable for any losses due to unauthorized or fraudulent instructions. Such procedures may include, among others, requiring some form of personal identification prior to acting upon instructions received by telephone. All telephone instructions are tape-recorded.

B.  COMPUTATION OF VALUES

The Owner may allocate payments among the Sub-Accounts, Guarantee Period Accounts, and the Fixed Account. Allocations to the Guarantee Period Accounts and the Fixed Account are not converted into Accumulation Units, but are credited interest at a rate periodically set by the Company. See GUARANTEE PERIOD ACCOUNTS and APPENDIX A -- MORE INFORMATION ABOUT THE FIXED ACCOUNT.

The Accumulated Value under the Contract is determined by:

    (1) multiplying the number of Accumulation Units in each Sub-Account by the value of an Accumulation Unit of that Sub-Account on the Valuation Date,

    (2) adding together the values of each Sub-Account, and

    (3) adding the amount of the accumulations in the Fixed Account and Guarantee Period Accounts, if any.

THE ACCUMULATION UNIT. Allocations to the Sub-Accounts are credited to the Contract in the form of Accumulation Units. Accumulation Units are credited separately for each Sub-Account. The number of Accumulation Units of each Sub-Account credited to the Contract is equal to the portion of the payment allocated to the Sub-Account, divided by the dollar value of the applicable Accumulation Unit as of the Valuation Date. The number of Accumulation Units resulting from each payment will remain fixed unless changed by a subsequent split of Accumulation Unit value, a transfer, a withdrawal, or surrender. The dollar value of an Accumulation Unit of each Sub-Account varies from Valuation Date to Valuation Date based on the investment experience of that Sub-Account, and will reflect the investment performance, expenses, and charges of its Underlying Funds. The value of an Accumulation Unit was arbitrarily set at $1.00 on the first Valuation Date for each Sub-Account.

NET INVESTMENT FACTOR. The net investment factor is an index that measures the investment performance of a Sub-Account from one Valuation Period to the next. This factor is equal to 1.000000 plus the result (which may be positive or negative) from dividing (1) by (2) and subtracting (3) and (4) where:

    (1) is the investment income of a Sub-Account for the Valuation Period, including realized or unrealized capital gains and losses during the Valuation Period, adjusted for provisions made for taxes, if any;

    (2) is the value of that Sub-Account's assets at the beginning of the Valuation Period;

    (3) is a charge for mortality and expense risks equal to 1.20% on an annual basis of the daily value of the Sub-Account's assets; and

    (4) is an administrative charge equal to 0.20% on an annual basis of the daily value of the Sub-Account's assets.

The dollar value of an Accumulation Unit as of a given Valuation Date is determined by multiplying the dollar value of the corresponding Accumulation Unit as of the immediately preceding Valuation Date by the appropriate net investment factor.

For an illustration of an Accumulation Unit calculation using a hypothetical example see the SAI.

C.  RIGHT TO CANCEL

An Owner may cancel the Contract at any time within ten days after receipt of the Contract (or longer if required by law) and receive a refund. In order to cancel the Contract, the Owner must mail or deliver it to the Company's Principal Office at 440 Lincoln Street, Worcester, MA 01653, or to an authorized representative. Mailing or delivery must occur within ten days after receipt of the Contract for cancellation to be effective.

In most states, the Company will pay the Owner the Contract's Accumulated Value, adjusted for any Market Value Adjustment for amounts allocated to a Guarantee Period Account, plus any amounts deducted for taxes, charges or fees. However, if the Contract was purchased as an IRA or issued in a state that requires a full refund of the initial payment(s), the Company will provide a refund equal to your gross payment(s). In some states, the refund may equal the greater of
(a) your gross payment(s) or (b) the Accumulated Value adjusted for any Market Value Adjustment, plus any amounts deducted for taxes, charges or fees. At the time the

Contract is issued, the "Right to Examine" provision on the cover of the Contract will specifically indicate what the refund will be and the time period allowed to exercise the right to cancel.

The liability of the Variable Account under this provision is limited to the Owner's Accumulated Value in the Sub-Accounts on the date of cancellation. Any additional amounts refunded to the Owner will be paid by the Company.

D.  TRANSFER PRIVILEGE

Prior to the Annuity Date, the Owner may transfer amounts among investment options at any time upon written or telephone request to the Company. As discussed in "A. Payments," a properly completed authorization form must be on file before telephone requests will be honored. Transfer values will be based on the Accumulated Value next computed after receipt of the transfer request.

Transfers to a Guarantee Period Account must be at least $1,000. If the amount to be transferred to a Guarantee Period Account is less than $1,000, the Company may transfer that amount to the AIT Money Market Fund. Transfers from a Guarantee Period Account prior to the expiration of the Guarantee Period will be subject to a Market Value Adjustment.

Currently, the Company does not charge for transfers. The first 12 transfers in a Contract year are guaranteed to be free of any transfer charge. For each subsequent transfer in a Contract year, the Company reserves the right to assess a charge, guaranteed never to exceed $25, to reimburse it for the expense of processing transfers. The first automatic transfer or rebalancing under an Automatic Transfers (Dollar Cost Averaging) program, or Automatic Account Rebalancing program counts as one transfer for purposes of the 12 transfers guaranteed to be free of a transfer charge in each Contract year. Each subsequent automatic transfer or rebalancing under that request is without charge and does not reduce the remaining number of transfers which may be made free of charge in that Contract year.

The Company also reserves the right to restrict transfer privileges when exercised by a market timing firm or any other third party authorized to initiate allocations, transfers or exchanges on behalf of multiple Contract Owners. The Company may, among other things, not accept:

    - the transfer or exchange instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

    - the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer or exchange forms which are submitted by market timing firms or other third parties on behalf of more than one Owner at the same time.

AUTOMATIC TRANSFERS (DOLLAR COST AVERAGING). You may elect automatic transfers of a predetermined dollar amount on a periodic basis from the Fixed Account or the Sub-Accounts investing in the AIT Money Market Fund and the AIT Select Income Fund ("source accounts"). You may elect automatic transfers to one or more Sub-Accounts, subject to the following:

    - the predetermined dollar amount may not be less than $100;

    - the periodic basis may be monthly, quarterly, semi-annually or annually;

    - automatic transfers may not be made into the selected source account, Fixed Account, or the Guarantee Period Accounts; and

    - if an automatic transfer would reduce the balance in the source account(s) to less than $100, the entire balance will be transferred proportionately to the chosen Sub-Accounts.

Automatic transfers from a particular source account will continue until the earlier of:

    - the amount in the source account on a transfer date is zero; or

    - the Owner's request to terminate the option is received by the Company.

If additional amounts are allocated to a source account before its balance has fallen to zero, those additional amounts will also be automatically transferred. The original automatic transfer allocations will apply to all amounts in that source account unless you provide new allocation instructions. New allocation instructions will apply to the entire balance in the source account. If additional amounts are allocated to a source account after its balance has fallen to zero, automatic transfers will not begin again unless you specifically instruct the Company to do so.

To the extent permitted by law, the Company reserves the right, from time to time, to credit an enhanced interest rate to an initial and/or subsequent payment made to the Fixed Account, which is then used as the source account from which to process automatic transfers. For more information see "ENHANCED AUTOMATIC TRANSFER (DOLLAR COST AVERAGING) PROGRAM" in the SAI.

AUTOMATIC ACCOUNT REBALANCING. The Owner may request automatic rebalancing of Sub-Account allocations on a monthly, quarterly, semi-annual or annual basis in accordance with his/her specified percentage allocations. As frequently as elected by the Owner, the Company will review the percentage allocations in the Underlying Funds and, if necessary, transfer amounts to ensure conformity with the designated percentage allocation mix. If the amount necessary to re-establish the mix on any scheduled date is less than $100, no transfer will be made.

Automatic Account Rebalancing will continue until (1) the Owner's request to terminate or change the option is received by the Company or (2) the end date designated by the Owner when the option was elected. If a subsequent payment is allocated in a manner different from the percentage allocation mix in effect on the date the payment is received, on the next scheduled rebalancing date the payment will be reallocated in accordance with the existing mix.

Currently, Dollar Cost Averaging and Automatic Account Rebalancing may not be in effect simultaneously. Either option may be elected at no additional charge when the Contract is purchased or at a later date. The Company reserves the right to limit the number of Sub-Accounts that may be utilized for automatic transfers and rebalancing, and to discontinue either option upon advance written notice.

E.  SURRENDER AND WITHDRAWALS

Before the Annuity Date, an Owner may surrender the Contract for its Surrender Value or withdraw a portion of its Accumulated Value. In the case of surrender, the Owner must send the Contract and a signed written request for surrender, satisfactory to the Company, to the Principal Office. The Surrender Value will be calculated based on the Contract's Accumulated Value as of the Valuation Date.

In the case of a withdrawal, the Owner must submit to the Principal Office a signed, written request indicating the desired dollar amount and the investment option from which such amount is to be withdrawn. A withdrawal from a Sub-Account will result in cancellation of a number of units equivalent in value to the amount withdrawn. The amount withdrawn will equal the amount requested by the Owner plus any applicable surrender charge. Each withdrawal must be a minimum of $100. No withdrawal will be permitted if the Accumulated Value remaining under the Contract would be reduced to less than $1,000.

A surrender charge and a Contract fee may apply when a withdrawal is made or a Contract is surrendered. See CHARGES AND DEDUCTIONS. However, each calendar year prior to the Annuity Date, an Owner may withdraw a portion of the Contract's Accumulated Value without any applicable surrender charge; see

"E. Surrender Charge," "Withdrawal Without Surrender Charge" under CHARGES AND DEDUCTIONS. Amounts withdrawn from a Guarantee Period Account prior to the end of the applicable Guarantee Period will be subject to a Market Value Adjustment, as described under GUARANTEE PERIOD ACCOUNTS.

Any distribution is normally payable within seven days following the Company's receipt of the surrender or withdrawal request. The Company reserves the right to defer surrenders and withdrawals of amounts allocated to the Company's Fixed Account and Guarantee Period Accounts for a period not to exceed six months. The Company reserves the right to defer surrenders and withdrawals of amounts in each Sub-Account in any period during which:

    - trading on the New York Stock Exchange is restricted as determined by the SEC or such Exchange is closed for other than weekends and holidays,

    - the SEC has by order permitted such suspension, or

    - an emergency, as determined by the SEC, exists such that disposal of portfolio securities or valuation of assets of a separate account is not reasonably practicable.

For important tax consequences, which may result from surrender or withdrawals, see FEDERAL TAX CONSIDERATIONS.

For information about Withdrawals after the Annuity Date, see "F. Withdrawals After the Annuity Date" under ANNUITIZATION -- THE PAYOUT PHASE.

SYSTEMATIC WITHDRAWALS. The Owner may elect an automatic schedule of withdrawals (systematic withdrawals) from amounts in the Sub-Accounts and/or the Fixed Account on a periodic basis (monthly, bi-monthly, quarterly, semi-annually or annually). Systematic withdrawals from Guarantee Period Accounts are not available. The Owner may request:

    - the withdrawal of a SPECIFIC DOLLAR AMOUNT and the percentage of this amount to be taken from each designated Sub-Account and/or the Fixed Account; or

    - the withdrawal of a SPECIFIC PERCENTAGE of the Accumulated Value calculated as of the withdrawal dates, and may designate the percentage of this amount which should be taken from each account.

The first withdrawal will take place on the latest of 15 days after Issue Date, the date the written request is received at the Principal Office, or on a date specified by the Owner.

Systematic withdrawals will first be taken from amounts available as a "Withdrawal Without Surrender Charge" (see "E. Surrender Charge," "Withdrawal Without Surrender Charge" under CHARGES AND DEDUCTIONS); then from any applicable payments not subject to a surrender charge, if any; then from payments subject to a surrender charge. Any applicable surrender charge will be deducted from the Contract's remaining Accumulated Value.

The minimum amount of each automatic withdrawal is $100. If a withdrawal would cause the remaining Accumulated Value to be less than $1,000, systematic withdrawals may be discontinued. Systematic withdrawals will cease automatically on the Annuity Date. The Owner may change or terminate systematic withdrawals only by written request to the Principal Office.

LIFE EXPECTANCY DISTRIBUTIONS (for Qualified Contracts and Contracts issued under Section 457 Deferred Compensation Plans only). Prior to the Annuity Date, an Owner may elect to make a series of systematic withdrawals from the Contract according to the Company's life expectancy distribution ("LED") option by returning a properly signed LED request form to the Principal Office. Where the Owner is a trust or other nonnatural person, the Owner may elect the LED option based on the Annuitant's life expectancy.

If an Owner elects the Company's LED option, in each calendar year a fraction of the Accumulated Value is withdrawn without a surrender charge, based on the Owner's life expectancy (or the joint life expectancy of the Owner and a beneficiary.) The numerator of the fraction is 1 (one). The denominator of the fraction will be either:

    - the remaining life expectancy of the Owner (or Owner and beneficiary), as determined annually by the Company; or

    - the prior year's life expectancy, minus one.

The resulting fraction, expressed as a percentage, is then applied to the Accumulated Value at the beginning of the year to determine the amount to be distributed during the year. The Owner may choose to have the applicable life expectancy redetermined each year or use the prior year's life expectancy, minus one. Under the Company's LED option, the amount withdrawn from the Contract changes each year.

The Owner may elect periodic LED distributions on a monthly, bi-monthly, quarterly, semi-annual, or annual basis. The Owner may terminate the LED option at any time. The LED option will terminate automatically on the latest possible Annuity Date permitted under the Contract, at which time an annuity payout option must be selected.

The LED option may not produce annual distributions that meet the definition of "substantially equal periodic payments" as defined under Code Section 72(t). The withdrawals may be treated by the Internal Revenue Service (IRS) as premature distributions from the Contract and may be subject to a 10% federal tax penalty. Owners seeking distributions over their life under this definition should consult their tax advisor. For more information, see "C. Taxation of the Contract in General" under FEDERAL TAX CONSIDERATIONS. IN ADDITION, IF THE AMOUNT NECESSARY TO MEET THE "SUBSTANTIALLY EQUAL PERIODIC PAYMENT" DEFINITION IS GREATER THAN THE COMPANY'S LED AMOUNT, A SURRENDER CHARGE MAY APPLY TO THE AMOUNT IN EXCESS OF THE LED AMOUNT.

SYSTEMATIC LEVEL FREE OF SURRENDER CHARGE WITHDRAWAL PROGRAM. In order to receive withdrawals without application of any surrender charge, the Owner may pre-authorize level periodic withdrawals under the Systematic Level Free of Surrender Charge Withdrawal Program. Withdrawals under the Program may be made on a monthly, bi-monthly, quarterly, semi-annual or annual basis. In order to ensure that no surrender charge is ever applied, the periodic withdrawals in any calendar year are limited to 10% of the total of all payments invested in the Contract as reduced by certain prior withdrawal(s) of payments. For more information on how this amount is calculated, see "E. Surrender Charge," "Withdrawal Without Surrender Charge" under CHARGES AND DEDUCTIONS.

The program will automatically terminate if a withdrawal that is not part of the program is made. Otherwise, withdrawals will continue until all available Accumulated Value has been exhausted or until the Owner terminates the program by written request.

F.  DEATH BENEFIT

A death benefit is payable if the Owner or the first of Joint Owners dies prior to the Annuity Date. If the Owner is a natural person, no death benefit is payable at the death of any Annuitant. If the Owner is not a natural person, a death benefit will be paid upon the death of any Annuitant. A spousal beneficiary may elect to continue the Contract rather than receive the death benefit as provided in "G. The Spouse of the Owner as Beneficiary."

STANDARD DEATH BENEFIT. Unless an enhanced death benefit is elected at issue, the standard death benefit will be paid. The standard death benefit is equal to the greater of (a) the Contract's Accumulated Value on the Valuation Date that the Company receives proof of death, increased by any positive Market Value Adjustment or (b) gross payments prior to the date of death, proportionately reduced to reflect withdrawals.

For each withdrawal under (b), the proportionate reduction is calculated by multiplying the standard death benefit immediately prior to the withdrawal by the following fraction:

                            Amount of the withdrawal
                ------------------------------------------------
             Accumulated Value immediately prior to the withdrawal

OPTIONAL ENHANCED DEATH BENEFIT RIDER. When applying for the Contract, an Owner may elect the optional 6% Enhanced Death Benefit With Annual Step-Up Rider. A separate charge for this Rider is made against the Contract's Accumulated Value on the last day of each Contract month for the coverage provided during that month and, if applicable, a prorated amount on the date the Rider is terminated. The charge is made through a pro-rata reduction from the invested accounts (based on relative values) of Accumulation Units in the Sub-Accounts and dollar amounts in the Fixed and Guarantee Period Accounts. For specific charges and more detail, see "C. Optional Rider Charges" under CHARGES AND DEDUCTIONS.

The 6% Enhanced Death Benefit With Annual Step-Up Rider provides a death benefit guarantee if death of an Owner (or an Annuitant if the Owner is not a natural person) occurs before the Annuity Date. The calculation of the death benefit depends upon whether death occurs before or on or after the 80th birthday:

I. Death BEFORE 80th Birthday. If an Owner (or an Annuitant if the Owner is not a natural person) dies before the Annuity Date and before his/her 80th birthday, the death benefit is equal to the GREATEST of:

    (a) the Accumulated Value on the Valuation Date that the Company receives proof of death, increased by any positive Market Value Adjustment; or

    (b) gross payments, accumulated daily at an effective annual yield of 6% from the date each payment is applied until the date of death, proportionately reduced to reflect withdrawals (in Hawaii and New York, the 6% is not available; therefore (b) equals gross payments proportionately reduced to reflect withdrawals); or

    (c) the highest Accumulated Value on any Contract anniversary date prior to the date of death, as determined after being increased for any positive Market Value Adjustment and subsequent payments and proportionately reduced for subsequent withdrawals.

The value determined in section (b) above cannot exceed 200% of the total of gross payments, proportionately reduced for subsequent withdrawals.

II. Death ON OR AFTER 80th Birthday. If an Owner (or the Annuitant if the Owner is not a natural person) dies before the Annuity Date but on or after his/her 80th birthday, the death benefit is equal to the GREATER of:

    (a) the Accumulated Value on the Valuation Date that the Company receives proof of death, increased by any positive Market Value Adjustment; or

    (b) the death benefit, as calculated under Section I above, that would have been payable on the Contract anniversary prior to the deceased's 80th birthday, increased for subsequent payments and proportionately reduced for subsequent withdrawals.

Proportionate reductions are calculated in the same manner as described above under "Standard Death Benefit."

PAYMENT OF THE DEATH BENEFIT PRIOR TO THE ANNUITY DATE. The death benefit generally will be paid to the beneficiary in one sum upon receipt of proof of death at the Principal Office, unless the Owner has elected to apply the proceeds to a life annuity not extending beyond the beneficiary's life expectancy. Instead of payment in one sum, the beneficiary may, by written request, elect to:

    (1) defer distribution of the death benefit for a period no more than five years from the date of death; or

    (2) receive distributions over the life of the beneficiary or for a period certain not extending beyond the beneficiary's life expectancy, with annuity benefit payments beginning within one year from the date of death.

If distribution of the death benefit is deferred under (1) or (2), any value in the Guarantee Period Accounts will be transferred to the AIT Money Market Sub-Account. The excess, if any, of the death benefit over the Accumulated Value also will be transferred to the AIT Money Market Sub-Account. The beneficiary may, by written request, effect transfers and withdrawals during the deferral period and prior to annuitization under (2), but may not make additional payments. The death benefit will reflect any earnings or losses experienced during the deferral period. If there are multiple beneficiaries, the consent of all is required.

G.  THE SPOUSE OF THE OWNER AS BENEFICIARY

If the sole beneficiary is the deceased Owner's spouse, he or she may, by written request, continue the Contract in lieu of receiving payment of the death benefit. The spouse will then become the Owner and Annuitant subject to the following:

    (1) any value in the Guarantee Period Accounts will be transferred to the AIT Money Market Sub-Account; and

    (2) the excess, if any, of the death benefit over the Contract's Accumulated Value also will be added to the AIT Money Market Sub-Account.

The resulting value will never be subject to a surrender charge when withdrawn. The new Owner may also make additional payments, but a surrender charge will apply to these additional amounts if they are withdrawn before they have been invested in the Contract for at least nine years. All other rights and benefits provided in the Contract will continue, except that any subsequent spouse of the new Owner, if named as beneficiary, will not be entitled to continue the Contract when the new Owner dies.

H.  OPTIONAL MINIMUM GUARANTEED ANNUITY PAYOUT (M-GAP) RIDER

An optional Minimum Guaranteed Annuity Payout (M-GAP) Rider is currently available in most jurisdictions on the Issue Date for a separate monthly charge (see, "C. Optional Rider Charges" under CHARGES AND DEDUCTIONS). The M-GAP Rider guarantees a minimum amount of fixed annuity lifetime income during the annuity payout phase after a ten-year or a fifteen-year waiting period, subject to the conditions described below. The M-GAP Rider may not be available in all jurisdictions. The Company reserves the right to terminate the availability of the M-GAP Rider at any time. Such a termination would not effect Riders issued prior to the termination date but, as noted below, Owners would not be able to purchase a new Rider under the repurchase feature. (See "Repurchase Feature.")

The M-GAP Rider does not create Accumulated Value or guarantee performance of any investment option. Annuitization under the terms of this Rider will occur at the Company's guaranteed fixed annuity option rates listed under the Annuity Option Tables in the Contract. Because this Rider is based on guaranteed actuarial factors, the level of lifetime income that it guarantees may often be less than the level that would be provided by applying the then current annuity factors. Therefore, the Rider should be regarded as providing a guarantee of a minimum amount of annuity income.

An M-GAP Benefit Base is determined on the Rider's effective date and each applicable Contract anniversary thereafter. The M-GAP Benefit Base, less any applicable premium tax, is the value that will be annuitized at the Company's guaranteed fixed annuity option rates if the Rider is exercised. As described below, withdrawals will reduce the Benefit Base.

The M-GAP Benefit Base is equal to the greatest of:

    (a) the Accumulated Value, increased by any positive Market Value Adjustment, if applicable, on the Contract Anniversary that the M-GAP Benefit Base is being determined;

    (b) the Accumulated Value on the effective date of the Rider, accumulated daily at an effective annual yield of 5%, plus gross payments made thereafter accumulated daily at an effective annual yield of 5%, starting on the date each payment is applied, proportionately reduced to reflect withdrawals; and

    (c) the highest Accumulated Value on any Contract anniversary since the Rider's effective date as determined after being increased for any subsequent payments and any positive Market Value Adjustment, if applicable, and proportionately reduced for subsequent withdrawals.

For each withdrawal described above, the proportionate reduction is calculated by multiplying the (b) or (c) value, whichever is applicable, determined immediately prior to the withdrawal by the following fraction:

                            Amount of the withdrawal
           ----------------------------------------------------------
        Accumulated Value determined immediately prior to the withdrawal

CONDITIONS ON ELECTION OF THE M-GAP RIDER. The following conditions apply to the election of the M-GAP Rider:

    - The Owner must elect the M-GAP Rider at Contract issue.

    - The Owner may not elect to purchase or repurchase a Rider with a ten-year waiting period if at the time of election the youngest Owner has reached his or her 87th birthday.

    - The Owner may not elect to purchase or repurchase a Rider with a fifteen-year waiting period if at the time of election the youngest Owner has reached his or her 82nd birthday (the age limitations may be lower in some jurisdictions.)

REPURCHASE FEATURE. On any Contract anniversary or within thirty days immediately following any Contract anniversary, if the M-GAP Rider is still being offered by the Company, the Owner may elect to terminate and repurchase the Rider, thereby resetting the benefit based on the Contract's then current Accumulated Value. The repurchase will be effective as of the termination date of the prior Rider. A new waiting period, equal to or greater than the prior waiting period, will commence as of that date. If the benefit is repurchased, the Company's then current monthly charge for the M-GAP Rider will apply.

EXERCISING THE M-GAP RIDER. The following conditions apply to the exercise of the M-GAP Rider:

    - The Owner may only exercise the M-GAP Rider within thirty days after any Contract anniversary following the expiration of a ten or fifteen-year waiting period (whichever was elected) from the effective date of the Rider.

    - The Owner may only annuitize under a fixed annuity payout option involving a life contingency, as provided under "C. Description of Annuity Payout Options."

    - The Owner may only annuitize at the Company's guaranteed fixed annuity option rates listed under the Annuity Option Tables in the Contract.

TERMINATING THE M-GAP RIDER. The following conditions apply to the termination of the M-GAP Rider:

    - The Owner may not terminate the M-GAP Rider prior to the seventh Contract anniversary after the effective date of the Rider, unless such termination occurs (1) on or within thirty days after a Contract anniversary and (2) in conjunction with the repurchase of an M-GAP Rider with a waiting period of equal or greater length, if available.

    - The Owner may terminate the M-GAP Rider any time after the seventh Contract anniversary following the effective date of the Rider.

    - Other than in the event of a repurchase, once terminated the M-GAP Rider may not be purchased again.

    - The M-GAP Rider will terminate on the date the Contract is surrendered or annuitized, or on the date that a death benefit is payable unless the Contract is continued under "G. The Spouse of the Owner as Beneficiary" (see DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE).

From time to time the Company may illustrate minimum guaranteed income amounts under the M-GAP Rider for individuals based on a variety of assumptions, including varying rates of return on the value of the Contract during the accumulation phase, annuity payout periods, annuity payout options and M-GAP Rider waiting periods. Any assumed rates of return are for purposes of illustration only and are not intended as a representation of past or future investment rates of return.

For example, the illustration below assumes an initial payment of $100,000 for a male age 60 (at issue) and exercise of an M-GAP Rider with a ten-year waiting period. The illustration assumes that no subsequent payments or withdrawals are made and that the annuity payout option is a Life With 10 Year Period Certain. The values below have been computed based on a 5% net rate of return and are the guaranteed minimums that would be received under the M-GAP Rider. The minimum guaranteed benefit base amounts are the values that will be annuitized if the Rider is exercised. Minimum guaranteed annual income values are based on a fixed annuity payout.

 CONTRACT             MINIMUM                MINIMUM
ANNIVERSARY          GUARANTEED             GUARANTEED
AT EXERCISE         BENEFIT BASE         ANNUAL INCOME(1)
-----------         ------------         ----------------
    10               $162,889                $12,177
    15               $207,893                $17,687

(1)Other fixed annuity payout options involving a life contingency other than Life Annuity With Payments Guaranteed for 10 Years are available. See "C. Description of Annuity Payout Options."

I.  ASSIGNMENT

The Contract, other than one sold in connection with certain qualified plans, may be assigned by the Owner at any time prior to the Annuity Date and prior to the death of an Owner (see FEDERAL TAX CONSIDERATIONS). The Company will not be deemed to have knowledge of an assignment unless it is made in writing and filed at the Principal Office. The Company will not assume responsibility for determining the validity of any assignment. If an assignment of the Contract is in effect on the Annuity Date, the Company reserves the right to pay to the assignee, in one sum, that portion of the Surrender Value of the Contract to which the assignee appears to be entitled. The Company will pay the balance, if any, in one sum to the Owner in full settlement of all liability under the Contract. The interest of the Owner and of any beneficiary will be subject to any assignment.

                       ANNUITIZATION -- THE PAYOUT PHASE

Subject to certain restrictions discussed below, at annuitization the Owner has the right:

    - to select the annuity payout option under which annuity benefit payments are to be made;

    - to determine whether those payments are to be made on a fixed basis, a variable basis, or a combination fixed and variable basis. If a variable payout annuity option is selected, the Owner must choose an Annuity Benefit Payment Change Frequency ("Change Frequency") and the date the first Change Frequency will occur; and

    - to select one of the available Assumed Investment Returns ("AIR") for a variable option (see "D. Variable Annuity Benefit Payments" below for details);

A.  ELECTING THE ANNUITY DATE

Generally, annuity benefit payments under the Contract will begin on the Annuity Date. The Annuity Date:

    - may not be earlier than the first Contract Anniversary; and

    - must occur on the first day of any month before the Owner's 99th birthday. In some states, the Annuity Date may be earlier than Owner's 99th birthday.

If the Owner does not select an Annuity Date, the Annuity Date will be the later of (a) the Owner's age 85 or (b) one year after the Issue Date.

If there are Joint Owners, the age of the younger will determine the latest possible Annuity Date. The Owner may elect to change the Annuity Date by sending a written request to the Principal Office at least one month before the earlier of the new Annuity Date or the currently scheduled date.

If the Annuity Date occurs when the Owner is at an advanced age, it is possible that the Contract will not be considered an annuity for federal tax purposes. In addition, the Internal Revenue Code ("the Code") and/or the terms of qualified plans may impose limitations on the age at which annuity benefit payments may commence and the type of annuity payout option that may be elected. The Owner should carefully review the Annuity Date and the annuity payout options with his/her tax adviser. See also FEDERAL TAX CONSIDERATIONS for further information.

B.  CHOOSING THE ANNUITY PAYOUT OPTION

Regardless of how payments were allocated during the accumulation phase, the Owner may choose a variable annuity payout option, a fixed annuity payout option or a combination fixed and variable annuity payout option. Currently, all of the variable annuity payout options described below are available and may be funded through all of the variable Sub-Accounts. In addition, each of the variable annuity payout options is also available on a fixed basis. The Company may offer other annuity payout options.

The Owner may change the annuity payout option up to one month before the Annuity Date. If the Owner fails to choose an annuity payout option, monthly benefit payments will be made under a variable Life with Cash Back annuity payout option. If the Owner exercises the M-GAP Rider, annuity benefit payments must be made under a fixed annuity payout option involving a life contingency option.

The annuity payout option selected must result in an initial payment of at least $100 (a lower amount may be required in certain jurisdictions.) The Company reserves the right to increase this minimum amount. If the annuity payout option selected does not produce an initial payment which meets this minimum, a single payment may be made.

FIXED ANNUITY PAYOUT OPTIONS. If the Owner selects a fixed annuity payout option, each monthly annuity benefit payment will be equal to the first (unless a withdrawal is made or as otherwise described under certain reduced survivor annuity benefits.) Any portion of the Contract's Accumulated Value converted to a fixed annuity will be held in the Company's General Account. The Contract provides guaranteed fixed annuity option rates that determine the dollar amount of the first payment under each form of fixed annuity for each $1,000 of applied value. These rates are based on the Annuity 2000 Mortality Table and a 3% AIR. The Company may offer annuity rates more favorable than those contained in the Contract. Any such rates will be applied uniformly to all Owners of the same class. For more specific information about fixed annuity payout options, see the Contract.

VARIABLE ANNUITY PAYOUT OPTIONS. If the Owner selects a variable annuity payout option, he/she will receive monthly payments equal to the value of the fixed number of Annuity Units in the chosen Sub-Account(s). The first variable annuity benefit payment will be based on the current annuity option rates made available by the Company at the time the variable annuity payout option is selected. Annuity option rates determine the dollar amount of the first payment for each $1,000 of applied value. The annuity option rates are based on the Annuity 2000 Mortality Table and a 3% AIR.

Since the value of an Annuity Unit in a Sub-Account reflects the investment performance of the Sub-Account, the amount of each monthly annuity benefit payment will usually vary. However, under this Contract, if the Owner elects a variable payout option, he or she must also select a monthly, quarterly, semi-annual or annual Change Frequency. The Change Frequency is the frequency that changes due to the Sub-Account's investment performance will be reflected in the dollar value of a variable annuity benefit payment. As such, the Change Frequency chosen will determine how frequently monthly variable annuity payments will vary. For example, if a monthly Change Frequency is in effect, payments may vary on a monthly basis. If a quarterly Change Frequency is selected, the amount of each monthly payment may change every three months and will be level within each three month cycle.

At the time the Change Frequency is elected, the Owner must also select the date the first change is to occur. This date may not be later than the length of the Change Frequency elected. For example, if a semi-annual Change Frequency is elected, the date of the first change may not be later than six months after the Annuity Date. If a quarterly Change Frequency is elected, the date of the first change may not be later than three months after the Annuity Date.

C.  DESCRIPTION OF ANNUITY PAYOUT OPTIONS

The Company currently provides the following annuity payout options:

LIFE ANNUITY PAYOUT OPTION

    - SINGLE LIFE ANNUITY -- Monthly payments during the Annuitant's life. Payments cease with the last annuity benefit payment due prior to the Annuitant's death.

    - JOINT AND SURVIVOR ANNUITIES -- Monthly payments during the Annuitant's and Joint Annuitant's joint lifetimes. Upon the first death, payments will continue for the remaining lifetime of the survivor at a previously elected level of 100%, two-thirds or one-half of the total number of Annuity Units.

LIFE WITH PERIOD CERTAIN ANNUITY PAYOUT OPTION

    - SINGLE LIFE -- Monthly payments guaranteed for a specified number of years and continuing thereafter during the Annuitant's lifetime. If the Annuitant dies before all guaranteed payments have been made, the remaining payments continue to the Owner or the Beneficiary (whichever is applicable).

    - JOINT AND SURVIVOR ANNUITIES -- Monthly payments guaranteed for a specified number of years and continuing during the Annuitant's and Joint Annuitant's joint lifetimes. Upon the first death, payments continue for the survivor's remaining lifetime at the previously elected level of 100%, two-thirds or one-half of the Annuity Units. If the surviving Annuitant dies before all guaranteed payments have been made, the remaining payments continue to the Owner or the Beneficiary (whichever is applicable).

LIFE WITH CASH BACK ANNUITY PAYOUT OPTION

    - SINGLE LIFE -- Monthly payments during the Annuitant's life. Thereafter, any excess of the original applied Annuity Value, over the total amount of annuity benefit payments made and withdrawals taken, will be paid to the Owner or the Beneficiary (whichever is applicable).

    - JOINT AND SURVIVOR ANNUITIES -- Monthly payments during the Annuitant's and Joint Annuitant's joint lifetimes. At the first death, payments continue for the survivor's remaining lifetime at the previously elected level of 100%, two-thirds or one-half of the Annuity Units. Thereafter, any excess of the original applied Annuity Value, over the total amount of annuity benefit payments made and withdrawals taken, will be paid to the Owner or the Beneficiary (whichever is applicable).

PERIOD CERTAIN ANNUITY PAYOUT OPTION

Monthly annuity benefit payments for a chosen number of years ranging from five to thirty are paid. If the Annuitant dies before the end of the period, remaining payments will continue. The period certain option does not involve a life contingency. In the computation of the payments under this option, the charge for annuity rate guarantees, which includes a factor for mortality risks, is made.

D.  VARIABLE ANNUITY BENEFIT PAYMENTS

THE ANNUITY UNIT. On and after the Annuity Date, the Annuity Unit is a measure of the value of the monthly annuity benefit payments under a variable annuity payout option. The value of an Annuity Unit in each Sub-Account on its inception date was set at $1.00. The value of an Annuity Unit of a Sub-Account on any Valuation Date thereafter is equal to the value of the Annuity Unit on the immediately preceding Valuation Date multiplied by the product of:

    (1) a discount factor equivalent to the AIR; and

    (2) the Net Investment Factor of the Sub-Account funding the annuity benefit payments for the applicable Valuation Period.

Annuity benefit payments will increase from one payment date to the next if the annualized net rate of return during that period is greater than the AIR and will decrease if the annualized net rate of return is less than the AIR. Where permitted by law, the Owner may select an AIR of 3%, 5%, or 7%. A higher AIR will result in a higher initial payment. However, subsequent payments will increase more slowly during periods when actual investment performance exceeds the AIR, and will decrease more rapidly during periods when investment performance is less than the AIR.

DETERMINATION OF THE FIRST ANNUITY BENEFIT PAYMENT. The amount of the first periodic variable annuity benefit payment depends on the:

    - annuity payout option chosen;

    - length of the annuity payout option elected;

    - age of the Annuitant;

    - gender of the Annuitant (if applicable, see "H. NORRIS Decision");

    - value of the amount applied under the annuity payout option;

    - applicable annuity option rates based on the Annuity 2000 Mortality Table; and

    - AIR selected.

The dollar amount of the first periodic annuity benefit payment is determined by multiplying:

    (1) the Accumulated Value applied under that option after application of any Market Value Adjustment and less premium tax, if any, (or the amount of the death benefit, if applicable) divided by $1,000, by

    (2) the applicable amount of the first monthly payment per $1,000 of value.

DETERMINATION OF THE NUMBER OF ANNUITY UNITS. The dollar amount of the first variable annuity benefit payment is then divided by the value of an Annuity Unit of the selected Sub-Account(s) to determine the number of Annuity Units represented by the first payment. The number of Annuity Units remains fixed under all annuity payout options (except for the survivor annuity benefit payment under the joint and two-thirds or joint and one-half option) unless the Owner transfers among Sub-Accounts, makes a withdrawal, or units are split.

DOLLAR AMOUNT OF SUBSEQUENT VARIABLE ANNUITY BENEFIT PAYMENTS. For each subsequent payment, the dollar amount of the variable annuity benefit payment is determined by multiplying this fixed number of Annuity Units by the value of an Annuity Unit on the applicable Valuation Date. The dollar amount of each periodic variable annuity benefit payment after the first will vary with subsequent variations in the value of the Annuity Unit of the selected Sub-Account(s).

For an illustration of the calculation of a variable annuity benefit payment using a hypothetical example, see "Annuity Benefit Payments" in the SAI.

PAYMENT OF ANNUITY BENEFIT PAYMENTS. The Owner will receive the annuity benefit payments unless he/ she requests in writing that payments be made to another person, persons, or entity. If the Owner (or, if there are Joint Owners, the surviving Joint Owner) dies on or after the Annuity Date, the beneficiary will become the Owner of the Contract. Any remaining annuity benefit payments will continue to the beneficiary in accordance with the terms of the annuity benefit payment option selected. If there are Joint Owners on or after the Annuity Date, upon the first Owner's death, any remaining annuity benefit payments will continue to the surviving Joint Owner in accordance with the terms of the annuity benefit payment option selected.

If an Annuitant dies on or after the Annuity Date but before all guaranteed annuity benefit payments have been made, any remaining guaranteed payments will continue to be paid to the Owner or the payee the Owner has designated. Unless otherwise indicated by the Owner, the present value of any remaining guaranteed annuity benefit payments may be paid in a single sum to the Owner. For discussion of present value calculation, see "Calculation of Present Value" below.

E.  TRANSFERS OF ANNUITY UNITS

After the Annuity Date and prior to the death of the Annuitant, the Owner may transfer among the available Sub-Accounts upon written or telephone request to the Company. As discussed in "A. Payments," a properly completed authorization form must be on file before telephone requests will be honored. A designated number of Annuity Units equal to the dollar amount of the transfer requested will be exchanged for an equivalent dollar amount of Annuity Units of another Sub-Account. Transfer values will be based on the Annuity Value next computed after receipt of the transfer request.

Currently, the Company does not charge for transfers. The first 12 transfers in a Contract year are guaranteed to be free of any transfer charge. For each subsequent transfer in a Contract year, the Company reserves the right to assess a charge, guaranteed never to exceed $25, to reimburse it for the expense of processing transfers. As of the date of this Prospectus, transfers may be made to all of the Sub-Accounts; however, the Company reserves the right to limit the number of Sub-Accounts to which transfers may be made.

Automatic transfers (Automatic Account Rebalancing) are available during the annuitization phase subject to the same rules described in "D. Transfer Privilege."

F.  WITHDRAWALS AFTER THE ANNUITY DATE

WITHDRAWALS AFTER THE ANNUITY DATE FROM QUALIFIED AND NON-QUALIFIED CONTRACTS MAY HAVE ADVERSE TAX CONSEQUENCES. BEFORE MAKING A WITHDRAWAL, PLEASE CONSULT YOUR TAX ADVISOR AND SEE "C. TAXATION OF THE CONTRACT IN GENERAL," "WITHDRAWALS AFTER ANNUITIZATION" UNDER FEDERAL TAX CONSIDERATIONS.

After the Annuity Date and prior to the death of the Annuitant, the Owner may take withdrawals from the Contract. The Owner must submit to the Principal Office a signed, written request indicating the desired dollar amount of the withdrawal. The minimum amount of a withdrawal is $1,000. If the amount requested is greater than the maximum amount that may be withdrawn at that time, the Company will allow the withdrawal only up to the maximum amount.

The type of withdrawal and the number of withdrawals that may be made each calendar year depend upon whether the Owner annuitizes under a life annuity payout option with payments based on the life of one or more Annuitants with no guaranteed payments (a "Life" annuity payout option), under a life annuity payout option that in part provides for a guaranteed number of payments (a "Life With Period Certain" or "Life With Cash Back" annuity payout option), or an annuity payout option based on a guaranteed number of payments (a "Period Certain" annuity payout option).

WITHDRAWALS UNDER LIFE ANNUITY PAYOUT OPTIONS

The Owner may make one Payment Withdrawal in each calendar year. A Payment Withdrawal cannot exceed the previous monthly annuity benefit payment multiplied by ten (10). The amount of each Payment Withdrawal represents a percentage of the present value of the remaining annuity benefit payments.

WITHDRAWALS UNDER LIFE WITH PERIOD CERTAIN OR LIFE WITH CASH BACK ANNUITY PAYOUT OPTIONS

The Owner may make one Payment Withdrawal in each calendar year. A Payment Withdrawal cannot exceed the previous monthly annuity benefit payment multiplied by ten (10). The amount of each Payment Withdrawal represents a percentage of the present value of the remaining annuity benefit payments.

The Owner may make one Present Value Withdrawal in each calendar year, if there are remaining GUARANTEED annuity benefit payments. The amount of each Present Value Withdrawal represents a percentage of the present value of the remaining guaranteed annuity benefit payments. Each year a Present Value Withdrawal is taken, the Company records the percentage of the present value of the then remaining guaranteed annuity benefit payments that was withdrawn. The total percentage withdrawn over the life of the Contract cannot exceed 75%. This means that each Present Value Withdrawal is limited by the REMAINING AVAILABLE PERCENTAGE (For example, assume that in year three the Owner withdraws 15% of the then current present value of the remaining guaranteed annuity benefit payments. In year seven, the Owner withdraws 20% of the then current present value of the remaining guaranteed annuity benefit payments. Through year seven the total percentage withdrawn is 35%. After year seven, the Owner may make Present Value Withdrawal(s) of up to 40% (75% - 35%) of the present value of any remaining guaranteed annuity benefit payments).

Under a Life with Period Certain annuity payout option or Life with Cash Back annuity payout option, if the Annuitant is still living after the guaranteed annuity benefit payments have been made, the number of Annuity Units or dollar amount applied to future annuity benefit payments will be restored as if no Present Value Withdrawal(s) had taken place. See "Calculation of Proportionate Reduction -- Present Value Withdrawals," below.

WITHDRAWALS UNDER PERIOD CERTAIN ANNUITY PAYOUT OPTIONS

The Owner may make multiple Present Value Withdrawals in each calendar year, up to 100% of the present value of the guaranteed annuity benefit payments. Withdrawal of 100% of the present value of the guaranteed annuity benefit payments will result in termination of the Contract.

The amount of each Payment Withdrawal or Present Value Withdrawal represents a portion of the present value of the remaining annuity benefit payments or remaining guaranteed annuity benefit payments, respectively, and proportionately reduces the number of Annuity Units (under a variable annuity payout option) or dollar amount (under a fixed annuity payout option) applied to future annuity benefit payments. Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower future variable annuity benefit payments. See "Calculation of Proportionate Reduction," below. The present value is calculated with a discount rate that will include an additional charge if a withdrawal is taken within 5 years of the Issue Date. See "Calculation of Present Value," below.

CALCULATION OF PROPORTIONATE REDUCTION. Each Payment Withdrawal proportionately reduces the number of Annuity Units applied to each future variable annuity benefit payment or the dollar amount applied to each future fixed annuity benefit payment. Each Present Value Withdrawal proportionately reduces the number of Annuity Units applied to each future GUARANTEED variable annuity benefit payment or the dollar amount applied to each future GUARANTEED fixed annuity benefit payment. Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower future variable annuity benefit payments.

- PAYMENT WITHDRAWALS. Payment Withdrawals are available under Life, Life with Period Certain, or Life with Cash Back annuity payout options. The Owner may make one Payment Withdrawal in each calendar year.

  Under a variable annuity payout option, the proportionate reduction in Annuity Units is calculated by multiplying the number of Annuity Units in each future variable annuity benefit payment (determined immediately prior to the withdrawal) by the following fraction:

                        Amount of the variable withdrawal
                 ------------------------------------------------

                 Present value of all remaining variable annuity
               benefit payments immediately prior to the withdrawal

  Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower future variable annuity benefit payments.

  Under a fixed annuity payout option, the proportionate reduction is calculated by multiplying the dollar amount of each future fixed annuity benefit payment by a similar fraction, which is based on the amount of the fixed withdrawal and present value of remaining fixed annuity benefit payments.

  If a withdrawal is taken within 5 years of the Issue Date, the discount rate used to calculate the present value will include an additional charge. See "Calculation of Present Value," below.

- PRESENT VALUE WITHDRAWALS. Present Value Withdrawals are available under Life with Period Certain or Life with Cash Back annuity payout options (the Owner may make one Present Value Withdrawal in each calendar year, if there are remaining guaranteed annuity benefit payments) and under Period Certain annuity payout options (the Owner may make multiple Present Value Withdrawals in each calendar year).

  Under a variable annuity payout option, the proportionate reduction in Annuity Units is calculated by multiplying the number of Annuity Units in each future variable guaranteed annuity benefit payment (determined immediately prior to the withdrawal) by the following fraction:

                        Amount of the variable withdrawal
                 ------------------------------------------------

              Present value of remaining guaranteed variable annuity
               benefit payments immediately prior to the withdrawal

  Under a fixed annuity payout option, the proportionate reduction is calculated by multiplying the dollar amount of each future fixed annuity benefit payment by a similar fraction, which is based on the amount of the fixed withdrawal and present value of remaining guaranteed fixed annuity benefit payments.

  Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower variable annuity benefit payments with respect to the guaranteed payments. Under a fixed annuity payout option, the proportionate reduction will result in lower fixed annuity benefit payments with respect to the guaranteed payments. However, under a Life with Period Certain annuity payout option or Life with Cash Back annuity payout option, if the Annuitant is still living after the guaranteed number of annuity benefit payments has been made, the number of Annuity Units or dollar amount of future annuity benefit payments will be restored as if no Present Value Withdrawal(s) had taken place.

  If a withdrawal is taken within 5 years of the Issue Date, the discount rate used to calculate the present value will include an additional charge. See "Calculation of Present Value," below.

CALCULATION OF PRESENT VALUE. When a withdrawal is taken, the present value of future annuity benefit payments is calculated based on an assumed mortality table and a discount rate. The mortality table that is used will be equal to the mortality table used at the time of annuitization to determine the annuity benefit payments (currently the Annuity 2000 Mortality Table with male, female, or unisex rates, as appropriate). The discount rate is the AIR (for a variable annuity payout option) or the interest rate (for a fixed annuity payout option) that was used at the time of annuitization to determine the annuity benefit payments. If a withdrawal is made within 5 years of the Issue Date, the discount rate is increased by one of the following charges ("Withdrawal Adjustment Charge"):

      15 or more years of annuity benefit payments being valued --        1.00%*

      10-14 years of annuity benefit payments being valued --             1.50%*

      Less than 10 years of annuity benefit payments being valued --      2.00%*

*The Withdrawal Adjustment Charge may be lower in some jurisdictions. See Contract Specifications for the specific charge.

The Withdrawal Adjustment Charge does not apply if a withdrawal is made in connection with the death of an Annuitant or if a withdrawal is made 5 or more years after the Issue Date.

For each Payment Withdrawal, the number of years of annuity benefit payments being valued depends upon the life expectancy of the Annuitant at the time of the withdrawal. The life expectancy will be determined by a mortality table that will be equal to the mortality table used at the time of annuitization to determine the annuity benefit payments (currently the Annuity 2000 Mortality Table).

Because the impact of the Withdrawal Adjustment Charge will depend on the type of withdrawal taken, you should carefully consider the following before making a withdrawal (especially if you are making the withdrawal under a Life with Period Certain or Life with Cash Back annuity payout option):

    - For a Payment Withdrawal, the present value calculation (including any applicable adjustments) affects the proportionate reduction of the remaining number of Annuity Units (under a variable annuity payout option) or dollar amount (under a fixed annuity payout option), applied to each future annuity benefit payment, as explained in "Calculation of Proportionate Reduction -- Payment Withdrawals," above. If a Withdrawal Adjustment Charge applies, there will be a larger proportionate reduction in the number of Annuity Units or the dollar amount applied to each future annuity benefit payment. This will result in lower future annuity benefit payments, all other things being equal.

    - For a Present Value Withdrawal, the discount factor is used in determining the maximum amount that can be withdrawn under the present value calculation. If a Withdrawal Adjustment Charge applies, the discount factor will be higher, and the maximum amount that can be withdrawn will be lower. In addition, there will be a larger proportionate reduction in the number of Annuity Units or the dollar amount applied to each future guaranteed annuity benefit payment. This will result in lower future annuity benefit payments with respect to the guaranteed payments, all other things being equal. See "Calculation of Proportionate Reduction -- Present Value Withdrawals," above.

For examples comparing a Payment Withdrawal and a Present Value Withdrawal, see APPENDIX D -- EXAMPLES OF PRESENT VALUE WITHDRAWALS AND PAYMENT WITHDRAWALS.

DEFERRAL OF WITHDRAWALS. A withdrawal is normally payable within seven days following the Company's receipt of the withdrawal request. However, the Company reserves the right to defer withdrawals of amounts in each Sub-Account in any period during which:

    - trading on the New York Stock Exchange is restricted as determined by the SEC or such Exchange is closed for other than weekends and holidays;

    - the SEC has by order permitted such suspension; or

    - an emergency, as determined by the SEC, exists such that disposal of portfolio securities or valuation of assets of a separate account is not reasonably practicable.

The Company reserves the right to defer withdrawals of amounts allocated to the Company's General Account for a period not to exceed six months.

G.  REVERSAL OF ANNUITIZATION

The Owner may reverse the decision to annuitize by written request to the Company within 90 days of the Annuity Date. Upon receipt of such request, the Company will return the Contract to the Accumulation Phase, subject to the following:

    (1) The value applied under a fixed annuity payout option at the time of annuitization (except for the excess value of the M-GAP Benefit Base over the Annuity Value, if applicable) will be treated as if it had been invested in the Fixed Account of the Contract on that same date.

    (2) The Sub-Account allocations that were in effect at the time of annuitization will first be used for calculating the reversal. Any transfers between variable Sub-Accounts during the Annuity Payout phase will then be treated as transfers during the Accumulation Phase (As a result, the Contract's Accumulated Value after the reversal will reflect the same Sub-Account allocations that were in effect immediately prior to the reversal).

    (3) Any annuity benefit payments paid and any withdrawals taken during the Annuity Payout phase will be treated as a withdrawal of the Surrender Value in the Accumulation Phase, as of the date of the payment or withdrawal. Surrender charges may apply to these withdrawals, and there may be adverse tax consequences. See "C. Taxation of the Contract in General" under FEDERAL TAX CONSIDERATIONS.

If the Company learns of the Owner's decision to reverse annuitization after the latest possible Annuity Date permitted under the Contract, the Company will contact the Owner. The Owner must then immediately select an annuity payout option (either the original annuity payout option or a different annuity payout option). If the Owner does not select an annuity payout option, payments will begin under a variable Life with Cash Back annuity payout option.

H.  NORRIS DECISION

In the case of ARIZONA GOVERNING COMMITTEE V. NORRIS, the United States Supreme Court ruled that, in connection with retirement benefit options offered under certain employer-sponsored employee benefit plans, annuity payout options based on sex-distinct actuarial tables are not permissible under Title VII of the Civil Rights Act of 1964. The ruling requires that benefits derived from contributions paid into a plan after August 1, 1983 be calculated without regard to the sex of the employee. Annuity benefits attributable to payments received by the Company under a Contract issued in connection with an employer-sponsored benefit plan affected by the NORRIS decision will be based on unisex rates.

                             CHARGES AND DEDUCTIONS

Deductions under the Contract and charges against the assets of the Sub-Accounts are described below. Other deductions and expenses paid out of the assets of the Underlying Funds are described in the prospectuses and SAIs of the Underlying Funds.

A.  VARIABLE ACCOUNT DEDUCTIONS

MORTALITY AND EXPENSE RISK CHARGE. The Company assesses a charge against the assets of each Sub-Account to compensate for certain mortality and expense risks it has assumed. The mortality and expense risk charge is assessed daily at an annual rate of 1.20% of each Sub-Account's assets. The charge is imposed during both the accumulation phase and the annuity payout phase. The mortality risk arises from the Company's guarantee that it will make annuity benefit payments in accordance with annuity rate provisions established at the time the Contract is issued for the life of the Annuitant (or in accordance with the annuity payout option selected), no matter how long the Annuitant lives and no matter how long all Annuitants as a class live. The mortality charge is deducted during the annuity payout phase on all Contracts, including those that do not involve a life contingency, even though the Company does not bear direct mortality risk with respect to variable annuity settlement options that do not involve life contingencies. The expense risk arises from the Company's guarantee that the charges it makes will not exceed the limits described in the Contract and in this Prospectus.

If the charge for mortality and expense risks is not sufficient to cover actual mortality experience and expenses, the Company will absorb the losses. If expenses are less than the amounts provided to the Company by the charge, the difference will be a profit to the Company. To the extent this charge results in a profit to the Company, such profit will be available for use by the Company for, among other things, the payment of distribution, sales and other expenses.

This charge may not be increased. Since mortality and expense risks involve future contingencies that are not subject to precise determination in advance, it is not feasible to identify specifically the portion of the charge which is applicable to each.

ADMINISTRATIVE EXPENSE CHARGE. The Company assesses each Sub-Account with a daily Administrative Expense Charge at an annual rate of 0.20% of the average daily net assets of the Sub-Account. The charge is imposed during both the accumulation phase and the annuity payout phase. This charge may not be increased. The daily Administrative Expense Charge is assessed to help defray administrative expenses actually incurred in the administration of the Sub-Account. There is no direct relationship, however, between the amount of administrative expenses imposed on a given Contract and the amount of expenses actually attributable to that Contract.

Deductions for the Contract fee (described below under "B. Contract Fee") and for the Administrative Expense Charge are designed to reimburse the Company for the cost of administration and related expenses and are not expected to be a source of profit. The administrative functions and expense assumed by the Company in connection with the Variable Account and the Contract include, but are not limited to, clerical, accounting, actuarial and legal services, rent, postage, telephone, office equipment and supplies, expenses of preparing and printing registration statements, expense of preparing and typesetting prospectuses and the cost of printing prospectuses not allocable to sales expense, filing and other fees.

OTHER CHARGES. Because the Sub-Accounts purchase shares of the Underlying Funds, the value of the net assets of the Sub-Accounts will reflect the investment advisory fee and other expenses incurred by the Underlying Funds. Management fee waivers and/or reimbursements may be in effect for certain or all of the Underlying Funds. For specific information regarding the existence and effect of any waivers/reimbursements see "Annual Underlying Fund Expenses" under SUMMARY OF FEES AND EXPENSES. The prospectuses and SAIs for the Underlying Funds also contain additional information concerning expenses of the Underlying Funds and should be read in conjunction with the Prospectus.

B.  CONTRACT FEE

A $35 Contract fee (a lower fee may apply in some states) currently is deducted during the accumulation phase, on the Contract anniversary date and upon full surrender of the Contract if the Accumulated Value on any of these dates is less than $75,000.

Where Accumulated Value has been allocated to more than one account, a percentage of the total Contract fee will be deducted from the value in each account. The portion of the charge deducted from each account will be equal to the percentage which the value in that account bears to the Accumulated Value under the Contract. The deduction of the Contract fee from a Sub-Account will result in cancellation of a number of Accumulation Units equal in value to the portion of the charge deducted from that Sub-Account.

Where permitted by law, the Contract fee also may be waived for Contracts where, on the Issue Date, either the Owner or the Annuitant is within the following class of individuals: employees and registered representatives of any broker-dealer which has entered into a sales agreement with the Company to sell the Contract; employees of the Company, its affiliates and subsidiaries, officers, directors, trustees and employees of any of the Underlying Funds; investment managers or sub-advisers of the Underlying Funds; and the spouses of and immediate family members residing in the same household with such eligible persons. "Immediate family members" means children, siblings, parents and grandparents.

C.  OPTIONAL RIDER CHARGES

Subject to state availability, the Company offers a number of riders that are only available if elected by the Owner at issue. A separate monthly charge is made for each Rider through a pro-rata reduction of the Accumulated Value of the Sub-Accounts, the Fixed Account and the Guarantee Period Accounts. The pro-rata reduction is based on the relative value that the Accumulation Units of the Sub-Accounts, the dollar amounts in the Fixed Account and the dollar amounts in the Guarantee Period Accounts bear to the total Accumulated Value.

The applicable charge for the following is assessed on the Accumulated Value on the last day of each Contract month and, if applicable, a prorated charge on the date the Rider is terminated, multiplied by 1/12th of the following annual percentage rate:

Minimum Guaranteed Annuity Payout Rider with ten-year
  waiting period............................................  0.35%
Minimum Guaranteed Annuity Payout Rider with fifteen-year
  waiting period............................................  0.20%
6% Enhanced Death Benefit With Annual Step-Up...............  0.25%

For a description of the Riders, see "Optional Enhanced Death Benefit Rider" under "F. Death Benefit" and "H. Optional Minimum Guaranteed Annuity Payout (M-GAP) Rider" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE, above.

D.  PREMIUM TAXES

Some states and municipalities impose a premium tax on variable annuity contracts. State premium taxes currently range up to 3.5%. The Company makes a charge for state and municipal premium taxes, when applicable, and deducts the amount paid as a premium tax charge. The current practice of the Company is to deduct the premium tax charge in one of two ways:

    1. if the premium tax was paid by the Company when payments were received, the premium tax charge is deducted on a pro-rata basis when withdrawals are made, upon surrender of the Contract, or when annuity benefit payments begin (the Company reserves the right instead to deduct the premium tax charge for a Contract at the time payments are received); or

    2.  the premium tax charge is deducted when annuity benefit payments begin.

In no event will a deduction be taken before the Company has incurred a tax liability under applicable state law.

If no amount for premium tax was deducted at the time the payment was received, but subsequently tax is determined to be due prior to the Annuity Date, the Company reserves the right to deduct the premium tax from the Contract value at the time such determination is made.

E.  SURRENDER CHARGE

No charge for sales expense is deducted from payments at the time the payments are made. A surrender charge, however, may be deducted from the Accumulated Value in the case of surrender or withdrawal within certain time limits described below.

CALCULATION OF SURRENDER CHARGE. For purposes of determining the surrender charge, the Accumulated Value is divided into four categories:

    - The amount available under the Withdrawal Without Surrender Charge provision, described below;

    - Old Payments -- total payments invested in the Contract for more than eight years; and

    - New Payments -- payments received by the Company during the eight years preceding the date of the surrender or withdrawal.

Amounts available as a Withdrawal Without Surrender Charge, followed by Old Payments, may be withdrawn from the Contract at any time without the imposition of a surrender charge. However, if a withdrawal or surrender is attributable all or in part to New Payments, a surrender charge may be imposed.

The amount of the charge will depend upon the number of years that any New Payments to which the withdrawal is attributed have remained credited under the Contract. For the purpose of calculating surrender charges for New Payments, all amounts withdrawn are assumed to be deducted first from the oldest New Payment and then from the next oldest New Payment and so on, until all New Payments have been exhausted pursuant to the first-in-first-out ("FIFO") method of accounting. (See FEDERAL TAX CONSIDERATIONS for a discussion of how withdrawals are treated for income tax purposes.)

The following surrender charge table outlines these charges:

COMPLETE YEARS FROM
  DATE OF PAYMENT     CHARGE
  ---------------     ------
        0-3            8.0%
    more than 3        7.0%
    more than 4        7.0%
    more than 5        6.0%
    more than 6        5.0%
    more than 7        3.0%
    more than 8        1.0%
    more than 9         0

The amount withdrawn equals the amount requested by the Owner plus the surrender charge, if any. The charge is applied as a percentage of the New Payments withdrawn.

The total charge equals the aggregate of all applicable surrender charges for a surrender and withdrawals, including the Withdrawal Adjustment Charge that may apply if a withdrawal is taken during the Annuity Payout phase (see "F. Withdrawals after the Annuity Date " under ANNUITIZATION -- THE PAYOUT PHASE). In no event will the total surrender and withdrawal charges exceed a maximum limit of 8.5% of total gross New Payments.

WITHDRAWAL WITHOUT SURRENDER CHARGE. Each calendar year prior to the Annuity Date, an Owner may withdraw a portion of the Contract's Surrender Value without any applicable surrender charge ("Withdrawal Without Surrender Charge Amount"). The above surrender charge table is not applicable to these withdrawals. The first time an Owner makes a withdrawal from the Contract, the Withdrawal Without Surrender Charge Amount is the greater of (a) or (b):

        Where (a) is:  100% of cumulative earnings; and

        Where (b) is:  10% of the total of all payments invested in the Contract as of the Valuation Date for the withdrawal.

After that first withdrawal from the Contract, the maximum annual Withdrawal Without Surrender Charge Amount is the greater of (a) or (b):

        Where (a) is:  100% of cumulative earnings; and

        Where (b) is:  10 % of the total of all payments invested in the
                       Contract less that portion of any prior withdrawal(s) of payments that are subject to the surrender charge table (even if the applicable surrender charge is 0%) as of the Valuation Date for the withdrawal (the Gross Payment
                       Base), less any prior withdrawal(s) during the same calendar year to which the surrender charge table was not applicable.

In (a), cumulative earnings are calculated as the Accumulated Value as of the valuation Date, reduced by total gross payments not previously withdrawn.

EFFECT OF WITHDRAWAL WITHOUT SURRENDER CHARGE AMOUNT. When a withdrawal is taken, the Company initially determines the Withdrawal Without Surrender Charge Amount in the following order:

    - The Company first deducts the Withdrawal Without Surrender Charge Amount from cumulative earnings.

    - If the Withdrawal Without Surrender Charge Amount exceeds cumulative earnings, the Company will deem the excess to be withdrawn from New Payments on a last-in-first-out (LIFO) basis, so that the newest New Payments are withdrawn first. This results in those New Payments, which are otherwise subject to the highest surrender charge at that point in time, being withdrawn first without a surrender charge.

    - If more than one withdrawal is made during the year, on each subsequent withdrawal the Company will waive the surrender charge, if any, until the entire Withdrawal Without Surrender Charge Amount has been withdrawn.

After the entire Withdrawal Without Surrender Charge Amount available in a calendar year has been withdrawn, for the purposes of determining the amount of the surrender charge, if any, withdrawals will be deemed to be taken in the following order:

    - First from Old Payments.

       - The surrender charge table is applicable, but because Old Payments have been invested in the Contract for more than 9 years, the surrender charge is 0%.

    - Second from New Payments.

       - The surrender charge table is applicable.

       - Payments are now withdrawn from this category on a first-in-first-out
         (FIFO) basis, so that the oldest New Payments are now withdrawn first. This results in the withdrawal of New Payments with the lowest surrender charge first.

    - Third from Earnings.

       - The surrender charge table is not applicable to the withdrawal of Earnings.

For Qualified Contracts and Contracts issued under Section 457 Deferred Compensation Plans only, the maximum amount available without a surrender charge during any calendar year will be the greatest of (a), (b) and (c) where (a) and
(b) are the same as above and (c) is the amount available as a Life Expectancy Distribution less any Withdrawal Without Surrender Charge taken during the same calendar year. (see "Life Expectancy Distributions" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

For further information on surrender and withdrawals, including minimum limits on amount withdrawn and amount remaining under the Contract in the case of withdrawals, and important tax considerations, see "E. Surrender and Withdrawals" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE and see FEDERAL TAX CONSIDERATIONS.

REDUCTION OR ELIMINATION OF SURRENDER CHARGE AND ADDITIONAL AMOUNTS
CREDITED. Where permitted by law, the Company will waive the surrender charge in the event that the Owner (or the Annuitant, if the Owner is not an individual) becomes physically disabled after the Issue Date of the Contract (or in the event that the original Owner or Annuitant has changed since issue, after being named Owner or Annuitant) and before attaining age 65. The Company may require proof of such disability and continuing disability and reserves the right to obtain an examination by a licensed physician of its choice and at its expense.

In addition, the Company will waive the surrender charge in the event that an Owner (or the Annuitant, if the Owner is not an individual) is:

    (1) admitted to a medical care facility after becoming the Owner or Annuitant under the Contract and remains confined there until the later of one year after the Issue Date or 90 consecutive days; or

    (2) first diagnosed by a licensed physician as having a fatal illness after the Issue Date of the Contract and after being named Owner or Annuitant.

For purposes of the above provision, "medical care facility" means any state-licensed facility or, in a state that does not require licensing, a facility that is operating pursuant to state law, providing medically necessary inpatient care which is prescribed by a licensed "physician" in writing and based on physical limitations which prohibit daily living in a non-institutional setting. "Fatal illness" means a condition diagnosed by a licensed "physician" which is expected to result in death within two years of the diagnosis. "Physician" means a person (other than the Owner, Annuitant or a member of one of their families) who is state licensed to give medical care or treatment and is acting within the scope of that license. "Physically disabled" means that the Owner or Annuitant, as applicable, has been unable to engage in an occupation or to conduct daily activities for a period of at least 12 consecutive months as a result of disease or bodily injury.

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Where surrender charges have been waived under any of the situations discussed above, no additional payments under this Contract will be accepted unless required by state law.

In addition, from time to time the Company may allow a reduction in or elimination of the surrender charges, the period during which the charges apply, or both, and/or credit additional amounts on Contracts, when Contracts are sold to individuals or groups of individuals in a manner that reduces sales expenses. The Company will consider factors such as the following:

    - the size and type of group or class, and the persistency expected from that group or class;

    - the total amount of payments to be received, and the manner in which payments are remitted;

    - the purpose for which the Contracts are being purchased, and whether that purpose makes it likely that costs and expenses will be reduced;

    - other transactions where sales expenses are likely to be reduced; or

    - the level of commissions paid to selling broker-dealers or certain financial institutions with respect to Contracts within the same group or class (for example, broker-dealers who offer this Contract in connection with financial planning services offered on a fee-for-service basis).

The Company also may reduce or waive the surrender charge, and/or credit additional amounts on Contracts, where either the Owner or the Annuitant on the Issue Date is within the following class of individuals ("eligible persons"):

    - employees and registered representatives of any broker-dealer which has entered into a sales agreement with the Company to sell the Contract;

    - employees of the Company, its affiliates and subsidiaries; officers, directors, trustees and employees of any of the Underlying Funds;

    - investment managers or sub-advisers of the Underlying Funds; and

    - the spouses of and immediate family members residing in the same household with such eligible persons. "Immediate family members" means children, siblings, parents, and grandparents.

Any reduction or elimination in the amount or duration of the surrender charge will not discriminate unfairly among purchasers of this Contract. The Company will not make any changes to this charge where prohibited by law.

F.  TRANSFER CHARGE

The Company currently does not assess a charge for processing transfers. The Company guarantees that the first 12 transfers in a Contract year will be free of transfer charge, but reserves the right to assess a charge, guaranteed never to exceed $25, for each subsequent transfer in a Contract year to reimburse it for the expense of processing transfers. For more information, see "D. Transfer Privilege" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE and
"E. Transfers of Annuity Units" under ANNUITIZATION -- THE PAYOUT PHASE.

G.  WITHDRAWAL ADJUSTMENT CHARGE

After the Annuity Date, each calendar year the Owner may withdraw a portion of the present value of either all future annuity benefit payments or future guaranteed annuity benefit payments. If a withdrawal is made within 5 years of the Issue Date, the AIR or interest rate used to determine the annuity benefit payments is increased by one of the following adjustments:

      15 or more years of annuity benefit payments being valued --        1.00%*

      10-14 years of annuity benefit payments being valued --             1.50%*

      Less than 10 years of annuity benefit payments being valued --      2.00%*

*The Withdrawal Adjustment Charge may be lower in some jurisdictions. See Contract Specifications for the specific charge.

The adjustment to the AIR or interest rate used to determine the present value results in lower future annuity benefit payments, and may be viewed as a charge under the Contract. The Withdrawal Adjustment Charge does not apply if a withdrawal is made in connection with the death of an Annuitant or if a withdrawal is made 5 or more years after the Issue Date.

For each Payment Withdrawal, the number of years of annuity benefit payments being valued depends upon the life expectancy of the Annuitant at the time of the withdrawal. The life expectancy will be determined by a mortality that will be equal to the mortality table used at the time of annuitization to determine the annuity benefit payments (currently the Annuity 2000 Mortality Table with male, female, or unisex rates, as appropriate).

For more information see "F. Withdrawals After the Annuity Date," under ANNUITIZATION -- THE PAYOUT PHASE.

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
                           GUARANTEE PERIOD ACCOUNTS

Due to certain exemptive and exclusionary provisions in the securities laws, interests in the Guarantee Period Accounts and the Company's Fixed Account are not registered as an investment company under the provisions of the 1933 Act or the 1940 Act. Accordingly, the staff of the SEC has not reviewed the disclosures in this Prospectus relating to the Guarantee Period Accounts or the Fixed Account. Nevertheless, disclosures regarding the Guarantee Period Accounts and the Fixed Account of this Contract or any fixed benefits offered under these accounts may be subject to the provisions of the 1933 Act relating to the accuracy and completeness of statements made in the Prospectus.

INVESTMENT OPTIONS. In most jurisdictions, Guarantee Periods ranging from two through ten years may be available. Each Guarantee Period established for the Owner is accounted for separately in a non-unitized segregated account except in California where it is accounted for in the Company's General Account. Each Guarantee Period Account provides for the accumulation of interest at a Guaranteed Interest Rate. The Guaranteed Interest Rate on amounts allocated or transferred to a Guarantee Period Account is determined from time to time by the Company in accordance with market conditions. Once an interest rate is in effect for a Guarantee Period Account, however, the Company may not change it during the duration of its Guarantee Period. In no event will the Guaranteed Interest Rate be less than 3%. The Guarantee Period Accounts are not available in New York, Oregon, Maryland, and Pennsylvania.

To the extent permitted by law, the Company reserves the right at any time to offer Guarantee Periods with durations that differ from those which were available when a Contract initially was issued and to stop accepting new allocations, transfers or renewals to a particular Guarantee Period.

Owners may allocate net payments or make transfers from any of the Sub-Accounts, the Fixed Account or an existing Guarantee Period Account to establish a new Guarantee Period Account at any time prior to the Annuity Date. Transfers from a Guarantee Period Account on any date other than on the day following the expiration of that Guarantee Period will be subject to a Market Value Adjustment. The Company establishes a separate investment account each time the Owner allocates or transfers amounts to a Guarantee Period except that amounts allocated to the same Guarantee Period on the same day will be treated as one Guarantee Period Account. The minimum that may be allocated to establish a Guarantee Period Account is $1,000. If less than $1,000 is allocated, the Company reserves the right to apply that amount to the AIT Money Market Sub-Account. The Owner may allocate amounts to any of the Guarantee Periods available.

At least 45 days, but not more than 75 days, prior to the end of a Guarantee Period, the Company will notify the Owner in writing of the expiration of that Guarantee Period. At the end of a Guarantee Period the Owner may transfer amounts to the Sub-Accounts, the Fixed Account or establish a new Guarantee Period Account of any duration then offered by the Company without a Market Value Adjustment. If reallocation instructions are not received at the Principal Office before the end of a Guarantee Period, the account value automatically will be applied to a new Guarantee Period Account with the same duration at the then current rate unless (1) less than $1,000 would remain in the Guarantee Period Account on the expiration date, or (2) unless the Guarantee Period would extend beyond the Annuity Date or is no longer available. In such cases, the Guarantee Period Account value will be transferred to the Sub-Account investing in the AIT Money Market Sub-Account. Where amounts have been renewed automatically in a new Guarantee Period, the Company currently gives the Owner an additional 30 days to transfer out of the Guarantee Period Account without application of a Market Value Adjustment. This practice may be discontinued or changed with notice at the Company's discretion.

MARKET VALUE ADJUSTMENT. No Market Value Adjustment will be applied to transfers, withdrawals, or surrender from a Guarantee Period Account on the expiration of its Guarantee Period. In addition, no negative Market Value Adjustment will be applied to a death benefit although a positive Market Value Adjustment, if any, will be applied to increase the value of the death benefit when based on the Contract's Accumulated Value. See "F. Death Benefit" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE. All other transfers, withdrawals, or a surrender prior to the end of a Guarantee Period will be subject

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
to a Market Value Adjustment, which may increase or decrease the value. Amounts applied under an annuity option are treated as withdrawals when calculating the Market Value Adjustment. The Market Value Adjustment will be determined by multiplying the amount taken from each Guarantee Period Account before deduction of any Surrender Charge by the market value factor. The market value factor for each Guarantee Period Account is equal to:

                     [(1+i)/(1+j)]to the power of n/365 - 1

        where:  i  is the Guaranteed Interest Rate expressed as a decimal for example: (3% = 0.03) being credited to the current Guarantee Period;

               j is the new Guaranteed Interest Rate, expressed as a decimal, for a Guarantee Period with a duration equal to the number of years remaining in the current Guarantee Period, rounded to the next higher number of whole years. If that rate is not available, the Company will use a suitable rate or index allowed by the Department of Insurance; and

               n is the number of days remaining from the Valuation Date to the end of the current Guarantee Period.

Based on the application of this formula, the value of a Guarantee Period Account will increase after the Market Value Adjustment is applied if the then current market rates are lower than the rate being credited to the Guarantee Period Account. Similarly, the value of a Guarantee Period Account will decrease after the Market Value Adjustment is applied if the then current market rates are higher than the rate being credited to the Guarantee Period Account. The Market Value Adjustment is limited; however, so that even if the account value is decreased after application of a Market Value Adjustment, it will equal or exceed the Owner's principal plus 3% earnings per year less applicable Contract fees. Conversely, if the then current market rates are lower and the account value is increased after the Market Value Adjustment is applied, the increase in value is also affected by the minimum guaranteed rate of 3%. The amount that will be added to the Guarantee Period Account is limited to the difference between the amount earned and the 3% minimum guaranteed earnings. For examples of how the Market Value Adjustment works, See APPENDIX C -- SURRENDER CHARGES AND THE MARKET VALUE ADJUSTMENT.

WITHDRAWALS. Prior to the Annuity Date, the Owner may make withdrawals of amounts held in the Guarantee Period Accounts. Withdrawals from these accounts will be made in the same manner and be subject to the same rules as set forth under "E. Surrender and Withdrawals" under DESCRIPTION OF THE CONTRACT -- THE ACCULUATION PHASE. In addition, the following provisions also apply to withdrawals from a Guarantee Period Account: (1) a Market Value Adjustment will apply to all withdrawals, including Withdrawals Without Surrender Charge, unless made at the end of the Guarantee Period; and (2) the Company reserves the right to defer payments of amounts withdrawn from a Guarantee Period Account for up to six months from the date it receives the withdrawal request. If deferred for 30 days or more, the Company will pay interest on the amount deferred at a rate of at least 3%.

In the event that a Market Value Adjustment applies to a withdrawal of a portion of the value of a Guarantee Period Account, it will be calculated on the amount requested and deducted from or added to the amount withdrawn. If a surrender charge applies to the withdrawal, it will be calculated as set forth under "E. Surrender Charge" after application of the Market Value Adjustment.

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
                           FEDERAL TAX CONSIDERATIONS

The effect of federal income taxes on the value of a Contract, on withdrawals or surrenders, on annuity benefit payments, and on the economic benefit to the Owner, Annuitant, or beneficiary depends upon a variety of factors. The following discussion is based upon the Company's understanding of current federal income tax laws as they are interpreted as of the date of this Prospectus. No representation is made regarding the likelihood of continuation of current federal income tax laws or of current interpretations by the IRS. In addition, this discussion does not address state or local tax consequences that may be associated with the Contract.

IT SHOULD BE RECOGNIZED THAT THE FOLLOWING DISCUSSION OF FEDERAL INCOME TAX ASPECTS OF AMOUNTS RECEIVED UNDER VARIABLE ANNUITY CONTRACTS IS NOT EXHAUSTIVE, DOES NOT PURPORT TO COVER ALL SITUATIONS, AND IS NOT INTENDED AS TAX ADVICE. A QUALIFIED TAX ADVISER ALWAYS SHOULD BE CONSULTED WITH REGARD TO THE APPLICATION OF LAW TO INDIVIDUAL CIRCUMSTANCES.

A.  GENERAL

THE COMPANY. The Company intends to make a charge for any effect which the income, assets, or existence of the Contract, the Variable Account or the Sub-Accounts may have upon its tax. The Variable Account presently is not subject to tax, but the Company reserves the right to assess a charge for taxes should the Variable Account at any time become subject to tax. Any charge for taxes will be assessed on a fair and equitable basis in order to preserve equity among classes of Owners and with respect to each separate account as though that separate account was a separate taxable entity.

The Variable Account is considered a part of and taxed with the operations of the Company. The Company is taxed as a life insurance company under Subchapter L of the Code. The Company files a consolidated tax return with its affiliates.

DIVERSIFICATION REQUIREMENTS.  The IRS has issued regulations under
Section 817(h) of the Code relating to the diversification requirements for variable annuity and variable life insurance contracts. The regulations prescribed by the Treasury Department provide that the investments of a segregated asset account underlying a variable annuity contract are adequately diversified if no more than 55% of the value of its assets is represented by any one investment, no more than 70% by any two investments, no more than 80% by any three investments, and no more than 90% by any four investments. Under this section of the Code, if the investments are not adequately diversified, the Contract will not be treated as an annuity contract, and therefore the income on the Contract, for any taxable year of the Owner, would be treated as ordinary income received or accrued by the Owner. It is anticipated that the Underlying Portfolios will comply with the current diversification requirements. In the event that future IRS regulations and/or rulings would require Contract modifications in order to remain in compliance with the diversification standards, the Company will make reasonable efforts to comply, and it reserves the right to make such changes as it deems appropriate for that purpose.

INVESTOR CONTROL. In order for a variable annuity contract to qualify for tax deferral, the Company, and not the variable contract owner, must be considered to be the owner for tax purposes of the assets in the segregated asset account underlying the variable annuity contract. In certain circumstances, however, variable annuity contract owners may now be considered the owners of these assets for federal income tax purposes. Specifically, the IRS has stated in published rulings that a variable annuity contract owner may be considered the owner of segregated account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning investment diversification, that those regulations do not provide guidance governing the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the contract owner), rather than the insurance company, to be treated as the owner of the assets in the account. This announcement also states that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued. The Company therefore additionally reserves the right to modify the Contract as necessary in order to attempt to prevent a contract owner from being considered the owner of a pro rata share of the assets of the segregated asset account underlying the variable annuity contracts.

B.  QUALIFIED AND NON-QUALIFIED CONTRACTS

From a federal tax viewpoint there are two types of variable annuity contracts, "qualified" contracts and "non-qualified" contracts. A qualified contract is one that is purchased in connection with a retirement plan which meets the requirements of Sections 408 or 408A of the Code, while a non-qualified contract is one that is not purchased in connection with one of the indicated retirement plans. The tax treatment for certain withdrawals or surrenders will vary, depending on whether they are made from a qualified contract or a non-qualified contract. For more information on the tax provisions applicable to qualified contracts, see "E. Individual Retirement Annuities" below.

C.  TAXATION OF THE CONTRACT IN GENERAL

The Company believes that the Contract described in this Prospectus will, with certain exceptions (see "Nonnatural Owner" below), be considered an annuity contract under Section 72 of the Code. Please note, however, if the Owner chooses an Annuity Date beyond the Owner's 85th birthday, it is possible that the Contract may not be considered an annuity for tax purposes, and therefore, the Owner will be taxed on the annual increase in Accumulated Value. The Owner should consult tax and financial advisors for more information. This section governs the taxation of annuities. The following discussion concerns annuities subject to Section 72.

WITHDRAWALS PRIOR TO ANNUITIZATION. With certain exceptions, any increase in the Contract's Accumulated Value is not taxable to the Owner until it is withdrawn from the Contract. Under the current provisions of the Code, amounts received under an annuity contract prior to annuitization (including payments made upon the death of the annuitant or owner), generally are first attributable to any investment gains credited to the contract over the taxpayer's "investment in the contract." Such amounts will be treated as gross income subject to federal income taxation. "Investment in the contract" is the total of all payments to the Contract which were not excluded from the Owner's gross income less any amounts previously withdrawn which were not included in income.
Section 72(e)(11)(A)(ii) requires that all non-qualified deferred annuity contracts issued by the same insurance company to the same owner during a single calendar year be treated as one contract in determining taxable distributions.

WITHDRAWALS AFTER ANNUITIZATION. A withdrawal from a qualified or non-qualified contract may create significant adverse tax consequences. It is possible that the Internal Revenue Service may take the view that when withdrawals (other than annuity payments) are taken during the annuity payout phase of the Contract, all amounts received by the taxpayer are taxable at ordinary income rates as amounts "not received as an annuity." In addition, such amounts may be taxable to the recipient without regard to the Owner's investment in the Contract or any investment gain that might be present in the current Annuity Value.

For example, assume that a Contract owner with a Contract Value of $100,000 of which $90,000 is comprised of investment in the Contract and $10,000 is investment gain, makes a withdrawal of $20,000 during the annuity payout phase. Under this view, the Contract owner would pay income taxes on the entire $20,000 amount in that tax year. For some taxpayers, such as those under age 59 1/2, additional tax penalties may also apply.

OWNERS OF QUALIFIED AND NON-QUALIFIED CONTRACTS SHOULD CONSIDER CAREFULLY THE TAX IMPLICATIONS OF ANY WITHDRAWAL REQUESTS AND THEIR NEED FOR CONTRACT FUNDS PRIOR TO THE EXERCISE OF THE WITHDRAWAL RIGHT. CONTRACT OWNERS SHOULD ALSO CONTACT THEIR TAX ADVISER PRIOR TO MAKING WITHDRAWALS.

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
ANNUITY PAYOUTS AFTER ANNUITIZATION. When annuity benefit payments begin under the Contract, generally a portion of each payment may be excluded from gross income. The excludable portion generally is determined by a formula that establishes the ratio that the investment in the Contract bears to the expected return under the Contract. The portion of the payment in excess of this excludable amount is taxable as ordinary income. Once all the investment in the Contract is recovered, the entire payment is taxable. If the annuitant dies before cost basis is recovered, a deduction for the difference is allowed on the Owner's final tax return.

PENALTY ON DISTRIBUTION. A 10% penalty tax may be imposed on the withdrawal of investment gains if the withdrawal is made prior to age 59 1/2. The penalty tax will not be imposed on withdrawals:

    - taken on or after age 59 1/2; or

    - if the withdrawal follows the death of the Owner (or, if the Owner is not an individual, the death of the primary Annuitant, as defined in the
      Code); or

    - in the case of the Owner's "total disability" (as defined in the Code); or

    - if withdrawals from a qualified Contract are made to an employee who has terminated employment after reaching age 55; or

    - irrespective of age, if the amount received is one of a series of "substantially equal" periodic payments made at least annually for the life or life expectancy of the payee.

The requirement of "substantially equal" periodic payments is met when the Owner elects to have distributions made over the Owner's life expectancy, or over the joint life expectancy of the Owner and beneficiary. The requirement is also met when the number of units withdrawn to make each distribution is substantially the same. Any modification, other than by reason of death or disability, of distributions which are part of a series of substantially equal periodic payments that occurs before the later of the Owner's age 59 1/2 or five years, will subject the Owner to the 10% penalty tax on the prior distributions.

In a Private Letter Ruling, the IRS took the position that where distributions from a variable annuity contract were determined by amortizing the accumulated value of the contract over the taxpayer's remaining life expectancy, and the option could be changed or terminated at any time, the distributions failed to qualify as part of a "series of substantially equal payments" within the meaning of Section 72 of the Code. The distributions, therefore, were subject to the 10% federal penalty tax. This Private Letter Ruling may be applicable to an Owner who receives distributions under any LED-type option prior to age 59 1/2. Subsequent Private Letter Rulings, however, have treated LED-type withdrawal programs as effectively avoiding the 10% penalty tax. The position of the IRS on this issue is unclear.

ASSIGNMENTS OR TRANSFERS. If the Owner transfers (assigns) the Contract to another individual as a gift prior to the Annuity Date, the Code provides that the Owner will incur taxable income at the time of the transfer. An exception is provided for certain transfers between spouses. The amount of taxable income upon such taxable transfer is equal to any investment gain in value over the Owner's cost basis at the time of the transfer. The transfer also is subject to federal gift tax provisions.

NONNATURAL OWNERS. As a general rule, deferred annuity contracts owned by "nonnatural persons" (e.g., a corporation) are not treated as annuity contracts for federal tax purposes, and the investment income attributable to contributions made after February 28, 1986 is taxed as ordinary income that is received or accrued by the owner during the taxable year. This rule does not apply to annuity contracts purchased with a single payment when the annuity date is no later than a year from the Issue Date or to deferred annuities owned by qualified employer plans, estates, employers with respect to a terminated pension plan, and entities other than employers, such as a trust, holding an annuity as an agent for a natural person. This exception, however, will not apply in cases of any employer who is the owner of an annuity contract under a non-qualified deferred compensation plan.

DEFERRED COMPENSATION PLANS OF STATE AND LOCAL GOVERNMENTS AND TAX-EXEMPT ORGANIZATIONS. Under Section 457 of the Code, deferred compensation plans established by governmental and certain other tax-exempt employers for their employees may invest in annuity contracts. Contributions and investment earnings are not taxable to employees until distributed; however, with respect to payments made after February 28, 1986, a Contract owned by a state or local government or a tax-exempt organization will not be treated as an annuity under
Section 72 as well.

D.  TAX WITHHOLDING

The Code requires withholding with respect to payments or distributions from non-qualified contracts and IRAs, unless a taxpayer elects not to have withholding. A 20% withholding requirement applies to distributions from most other qualified contracts. In addition, the Code requires reporting to the IRS of the amount of income received with respect to payment or distributions from annuities.

E.  INDIVIDUAL RETIREMENT ANNUITIES

Federal income taxation of assets held inside an individual retirement annuity and of earnings on those assets is deferred until distribution of plan benefits begin. As such, it is not necessary to purchase a variable annuity contract solely to obtain its tax deferral feature. However, other features offered under this Contract and described in this Prospectus -- such as the minimum guaranteed death benefit, the guaranteed fixed annuity rates and the wide variety of investment options -- may make this Contract a suitable investment for your individual retirement annuity.

Sections 408 and 408A of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). Note: This term covers all IRAs permitted under Sections 408 and 408A of the Code, including Roth IRAs. IRAs are subject to limits on the amounts that may be contributed, the persons who may be eligible, and on the time when distributions may commence. In addition, certain distributions from other types of retirement plans may be "rolled over," on a tax-deferred basis, to an IRA. Purchasers of an IRA Contract will be provided with supplementary information as may be required by the IRS or other appropriate agency, and will have the right to cancel the Contract as described in this Prospectus. See "C. Right to Cancel."

Eligible employers that meet specified criteria may establish simplified employee pension plans (SEP-IRAs) for their employees using IRAs. Employer contributions that may be made to such plans are larger than the amounts that may be contributed to regular IRAs and may be deductible to the employer.

                             STATEMENTS AND REPORTS

An Owner is sent a report semi-annually which provides certain financial information about the Underlying Funds. At least annually, but possibly as frequently as quarterly, the Company will furnish a statement to the Owner containing information about his or her Contract, including Accumulation Unit Values and other information as required by applicable law, rules and regulations. The Company will also send a confirmation statement to Owners each time a transaction is made affecting the Accumulated Value. (Certain transactions made under recurring payment plans may in the future be confirmed quarterly rather than by immediate confirmations.) The Owner should review the information in all statements carefully. All errors or corrections must be reported to the Company immediately to assure proper crediting to the Contract. The Company will assume that all transactions are accurately reported on confirmation statements and quarterly/annual statements unless the Owner notifies the Principal Office in writing within 30 days after receipt of the statement.

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
               ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

The Company reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Sub-Accounts or that the Sub-Accounts may purchase. If the shares of any Underlying Fund no longer are available for investment or if, in the Company's judgment, further investment in any Underlying Fund should become inappropriate in view of the purposes of the Variable Account or the affected Sub-Account, the Company may withdraw the shares of that Underlying Fund and substitute shares of another registered open-end management company. The Company will not substitute any shares attributable to a Contract interest in a Sub-Account without notice to the Owner and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law. The Variable Account may, to the extent permitted by law, purchase other securities for other contracts or permit a conversion between contracts upon request by an Owner.

The Company also reserves the right to establish additional Sub-Accounts of the Variable Account, each of which would invest in shares corresponding to a new Underlying Fund or in shares of another investment company having a specified investment objective. Subject to applicable law and any required SEC approval, the Company may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new Sub-Accounts may be made available to existing Owners on a basis to be determined by the Company.

Shares of the Underlying Funds also are issued to variable accounts of the Company and its affiliates which issue variable life contracts ("mixed funding"). Shares of the Underlying Funds also are issued to other unaffiliated insurance companies ("shared funding"). It is conceivable that in the future such mixed funding or shared funding may be disadvantageous for variable life owners or variable annuity owners. Although the Company and the underlying investment companies do not currently foresee any such disadvantages to either variable life insurance owners or variable annuity owners, the Company and the respective trustees intend to monitor events in order to identify any material conflicts between such owners, and to determine what action, if any, should be taken in response thereto. If the trustees were to conclude that separate funds should be established for variable life and variable annuity separate accounts, the Company will bear the attendant expenses.

The Company reserves the right, subject to compliance with applicable law, to:

    (1) transfer assets from the Variable Account or Sub-Account to another of the Company's variable accounts or sub-accounts having assets of the same class,

    (2) to operate the Variable Account or any Sub-Account as a management investment company under the 1940 Act or in any other form permitted by law,

    (3) to deregister the Variable Account under the 1940 Act in accordance with the requirements of the 1940 Act,

    (4) to substitute the shares of any other registered investment company for the Fund shares held by a Sub-Account, in the event that Fund shares are unavailable for investment, or if the Company determines that further investment in such Fund shares is inappropriate in view of the purpose of the Sub-Account,

    (5) to change the methodology for determining the net investment factor,

    (6) to change the names of the Variable Account or of the Sub-Accounts. In no event will the changes described be made without notice to Owners in accordance with the 1940 Act, and

    (7) to combine with other Sub-Accounts or other Separate Accounts of the Company.

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
If any of these substitutions or changes are made, the Company may endorse the Contract to reflect the substitution or change, and will notify Owners of all such changes. In no event will the changes described above be made without notice to Owners in accordance with the 1940 Act.

                   CHANGES TO COMPLY WITH LAW AND AMENDMENTS

The Company reserves the right, without the consent of Owners, to suspend sales of the Contract as presently offered, and to make any change to provisions of the Contract to comply with, or give Owners the benefit of, any federal or state statute, rule or regulation (or any laws, regulations or rules of any jurisdiction in which the Company is doing business), including but not limited to requirements for annuity contracts and retirement plans under the Code and pertinent regulations or any state statute or regulation. Any such changes will apply uniformly to all Contracts that are affected. Owners will be given written notice of such changes.

                                 VOTING RIGHTS

The Company will vote Underlying Fund shares held by each Sub-Account in accordance with instructions received from Owners. Each person having a voting interest in a Sub-Account will be provided with proxy materials of the Underlying Fund, together with a form with which to give voting instructions to the Company. Shares for which no timely instructions are received will be voted in proportion to the instructions that are received. The Company also will vote shares in a Sub-Account that it owns and which are not attributable to Contracts in the same proportion. If the 1940 Act or any rules thereunder should be amended, or if the present interpretation of the 1940 Act or such rules should change, and as a result the Company determines that it is permitted to vote shares in its own right, whether or not such shares are attributable to the Contract, the Company reserves the right to do so.

The number of votes which an Owner may cast will be determined by the Company as of the record date established by the Underlying Fund. During the accumulation period, the number of Underlying Fund shares attributable to each Owner will be determined by dividing the dollar value of the Accumulation Units of the Sub-Account credited to the Contract by the net asset value of one Underlying Fund share. During the annuity payout phase, the number of Underlying Fund shares attributable to each Owner will be determined by dividing the reserve held in each Sub-Account for the Owner's variable annuity by the net asset value of one Underlying Fund share. Ordinarily, the Owner's voting interest in the Underlying Fund will decrease as the reserve for the variable annuity is depleted.

                                  DISTRIBUTION

The Contracts offered by this Prospectus may be purchased from representatives of Allmerica Investments, Inc., a registered broker-dealer under the Securities and Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"). Allmerica Investments, Inc., 440 Lincoln Street, Worcester, MA 01653, is also the principal underwriter and distributor and is an indirect wholly owned subsidiary of First Allmerica. The Contract may also be purchased from certain independent broker-dealers that are NASD members.

The Company pays commissions not to exceed 5.00% of payments to representatives of Allmerica Investments, Inc. or to independent broker-dealers who sell the Contract. Alternative commission schedules are available with lower initial commission amounts based on payments, plus ongoing annual compensation of up to 1% of Contract value. To the extent permitted by NASD rules, promotional incentives or payments also may be provided to representatives of Allmerica Investments, Inc. or to such independent broker-dealers based on sales volumes, the assumption of wholesaling functions, or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the Contract, including the recruitment and training of personnel, production of promotional literature, and similar services.

The Company intends to recoup commissions and other sales expenses through a combination of anticipated surrender charges and profits from the Company's General Account, which may include amounts derived from mortality and risk charges. Commissions paid on the Contract, including additional incentives or payments, do not result in any additional charge to Owners or to the Variable Account. The Company will retain any surrender charges assessed on a Contract.

Owners may direct any inquiries to their financial representative or to Allmerica Investments, Inc., 440 Lincoln Street, Worcester, MA 01653, telephone 1-800-366-1492.

                                 LEGAL MATTERS

There are no legal proceedings pending to which the Variable Account is a party, or to which the assets of the Variable Account are subject. The Company and the Principal Underwriter are not involved in any litigation that is of material importance in relation to its total assets or that relates to the Separate Account.

                              FURTHER INFORMATION

A Registration Statement under the 1933 Act relating to this offering has been filed with the SEC. Certain portions of the Registration Statement and amendments have been omitted in this Prospectus pursuant to the rules and regulations of the SEC. The omitted information may be obtained from the SEC's principal office in Washington, D.C., upon payment of the SEC's prescribed fees.

                                   APPENDIX A
                    MORE INFORMATION ABOUT THE FIXED ACCOUNT

Because of exemption and exclusionary provisions in the securities laws, interests in the Fixed Account generally are not subject to regulation under the provisions of the 1933 Act or the 1940 Act. Disclosures regarding the fixed portion of the annuity Contract and the Fixed Account may be subject to the provisions of the 1933 Act concerning the accuracy and completeness of statements made in this Prospectus. The disclosures in this APPENDIX A have not been reviewed by the SEC.

The Fixed Account is part of the Company's General Account which is made up of all of the general assets of the Company other than those allocated to a separate account. Allocations to the Fixed Account become part of the assets of the Company and are used to support insurance and annuity obligations. A portion or all of net payments may be allocated to accumulate at a fixed rate of interest in the Fixed Account. Such net amounts are guaranteed by the Company as to principal and a minimum rate of interest. Under the Contract, the minimum interest which may be credited on amounts allocated to the Fixed Account is 3% compounded annually. Additional "Excess Interest" may or may not be credited at the sole discretion of the Company.

STATE RESTRICTIONS. Certain states may impose restrictions on payments and transfers to the fixed account.

                                   APPENDIX B
                            PERFORMANCE INFORMATION

This Contract was first offered to the public in ___. However, in order to help people understand how investment performance can affect money invested in the Sub-Accounts, the Company may advertise "total return" and "average annual total return" performance information based on (1) the periods that the Sub-Accounts have been in existence and (2) the periods that the Underlying Funds have been in existence. Performance results in Tables 1A and 2A reflect the applicable deductions for the Contract fee, Sub-Account charges and Underlying Fund charges under this Contract and also assume that the Contract is surrendered at the end of the applicable period. Performance results in Tables 1B and 2B do not include the Contract fee and assume that the Contract is not surrendered at the end of the applicable period. Neither sets of tables include optional Rider charges. Both the total return and yield figures are based on historical earnings and are not intended to indicate future performance.

The "total return" of a Sub-Account refers to the total of the income generated by an investment in the Sub-Account and of the changes in the value of the principal (due to realized and unrealized capital gains or losses) for a specified period, reduced by Variable Account charges, and expressed as a percentage. The "average annual total" return represents the average annual percentage change in the value of an investment in the Sub-Account over a given period of time. It represents averaged figures as opposed to the actual performance of a Sub-Account, which will vary from year to year.

The yield of the Sub-Account investing in the AIT Money Market Fund refers to the income generated by an investment in the Sub-Account over a seven-day period (which period will be specified in the advertisement). This income is then "annualized" by assuming that the income generated in the specific week is generated over a 52-week period. This annualized yield is shown as a percentage of the investment. The "effective yield" calculation is similar but, when annualized, the income earned by an investment in the Sub-Account is assumed to be reinvested. Thus the effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

Quotations of average annual total return as shown in Table 1A are calculated in the manner prescribed by the SEC and show the percentage rate of return of a hypothetical initial investment of $1,000 for the most recent one, five and ten year period or for a period covering the time the Sub-Account has been in existence, if less than the prescribed periods. The calculation is adjusted to reflect the deduction of the annual Sub-Account asset charge of 1.40%, the effect of the $35 annual Contract fee ($30 Contract fee for First Allmerica), the Underlying Fund charges and the surrender charge which would be assessed if the investment were completely withdrawn at the end of the specified period. The calculation is not adjusted to reflect the deduction of any optional Rider charges. Quotations of supplemental average total returns, as shown in Table 1B, are calculated in exactly the same manner and for the same periods of time except that it does not reflect the Contract fee and assumes that the Contract is not surrendered at the end of the periods shown.

The performance shown in Tables 2A and 2B is calculated in exactly the same manner as those in Tables 1A and 1B; however, the period of time is based on the Underlying Fund's lifetime, which may predate the Sub-Account's inception date. These performance calculations are based on the assumption that the Sub-Account corresponding to the applicable Underlying Fund was actually in existence throughout the stated period and that the contractual charges and expenses during that period were equal to those currently assessed under this Contract.

For more detailed information about these performance calculations, including actual formulas, see the SAI.

PERFORMANCE INFORMATION FOR ANY SUB-ACCOUNT REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT IN THE SUB-ACCOUNT DURING THE TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES AND RISK CHARACTERISTICS OF THE UNDERLYING FUND IN WHICH THE SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE

GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.

Performance information for a Sub-Account may be compared, in reports and promotional literature, to:

    (1) the Standard & Poor's 500 Composite Stock Price Index ("S&P 500"), Dow Jones Industrial Average ("DJIA"), Shearson Lehman Aggregate Bond Index or other unmanaged indices, so that investors may compare the Sub-Account results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general; or

    (2) other groups of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment products by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons, who rank such investment products on overall performance or other criteria; or

    (3) the Consumer Price Index (a measure for inflation) to assess the real rate of return from an investment in the Sub-Account. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses. In addition, relevant broad-based indices and performance from independent sources may be used to illustrate the performance of certain Contract features.

At times, the Company may also advertise the ratings and other information assigned to it by independent rating organizations such as A.M. Best Company ("A.M. Best"), Moody's Investors Service ("Moody's"), Standard & Poor's Insurance Rating Services ("S&P") and Duff & Phelps. A.M. Best's and Moody's ratings reflect their current opinion of the Company's relative financial strength and operating performance in comparison to the norms of the life/health insurance industry. S&P's and Duff & Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues and do not measure the ability of such companies to meet other non-policy obligations. The ratings also do not relate to the performance of the Underlying Funds.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                                    TABLE 1
                  AVERAGE ANNUAL TOTAL RETURNS OF SUB-ACCOUNT
                      FOR PERIODS ENDING DECEMBER 31, 1999
                         SINCE INCEPTION OF SUB-ACCOUNT
                (ASSUMING COMPLETE WITHDRAWAL OF THE INVESTMENT)

                                                              FOR YEAR
                                           SUB-ACCOUNT          ENDED                          SINCE INCEPTION
SUB-ACCOUNT INVESTING IN UNDERLYING FUND  INCEPTION DATE      12/31/99           5 YEARS       OF SUB-ACCOUNT
----------------------------------------  --------------   ---------------   ---------------   ---------------
AIT Core Equity Fund...................
AIT Equity Index Fund..................
AIT Government Bond Fund...............
AIT Money Market Fund..................
AIT Select Aggressive Growth Fund......
AIT Select Capital Appreciation Fund...
AIT Select Emerging Markets Fund.......
AIT Select Growth Fund.................
AIT Select Growth and Income Fund......
AIT Select International Equity Fund...
AIT Select Investment Grade Income
 Fund..................................
AIT Select Strategic Growth Fund.......
AIT Select Value Opportunity Fund......
AIM V.I. Aggressive Growth Fund........
AIM V.I. Value Fund....................
Alliance Growth and Income Portfolio...
Alliance Premier Growth Portfolio......
DGPF International Equity Series.......
DGPF Growth Opportunities Series.......
Fidelity VIP Equity-Income Portfolio...
Fidelity VIP Growth Portfolio..........
Fidelity VIP High Income Portfolio.....
Fidelity VIP Overseas Portfolio........
Fidelity VIP II Asset Manager
 Portfolio.............................
Fidelity VIP III Growth Opportunities
 Portfolio.............................
Franklin Natural Resources Securities
 Fund..................................
Franklin Small Cap Fund................
INVESCO VIF Health Sciences Fund.......
Janus Aspen Growth Portfolio...........
Janus Aspen Growth and Income
 Portfolio.............................
KVS Dreman Financial Services
 Portfolio.............................
Kemper Technology Growth Portfolio.....
Pioneer Emerging Markets VCT
 Portfolio.............................
Pioneer Real Estate Growth VCT
 Portfolio.............................
T. Rowe Price International Stock
 Portfolio.............................

                                    TABLE 2
            SUPPLEMENTAL AVERAGE ANNUAL TOTAL RETURNS OF SUB-ACCOUNT
                      FOR PERIODS ENDING DECEMBER 31, 1999
                       SINCE INCEPTION OF UNDERLYING FUND
        (ASSUMING NO WITHDRAWAL OF THE INVESTMENT AND NO CONTRACT FEES)

                                                               FOR YEAR
                                          UNDERLYING FUND        ENDED                          SINCE INCEPTION OF
SUB-ACCOUNT INVESTING IN UNDERLYING FUND  INCEPTION DATE       12/31/99           5 YEARS        UNDERLYING FUND
----------------------------------------  ---------------   ---------------   ---------------   ------------------
AIT Core Equity Fund.................
AIT Equity Index Fund................
AIT Government Bond Fund.............
AIT Money Market Fund................
AIT Select Aggressive Growth Fund....
AIT Select Capital Appreciation Fund...
AIT Select Emerging Markets Fund.....
AIT Select Growth Fund...............
AIT Select Growth and Income Fund....
AIT Select International Equity Fund...
AIT Select Investment Grade Income
 Fund................................
AIT Select Strategic Growth Fund.....
AIT Select Value Opportunity Fund....
AIM V.I. Aggressive Growth Fund......
AIM V.I. Value Fund..................
Alliance Growth and Income Portfolio...
Alliance Premier Growth Portfolio....
DGPF International Equity Series.....
DGPF Social Awareness Series.........
Fidelity VIP Equity-Income Portfolio...
Fidelity VIP Growth Portfolio........
Fidelity VIP High Income Portfolio...
Fidelity VIP Overseas Portfolio......
Fidelity VIP II Asset Manager
 Portfolio...........................
Fidelity VIP III Growth Opportunities
 Portfolio...........................
Franklin Natural Resources Securities
 Fund................................
Franklin Small Cap Fund..............
INVESCO VIF Health Sciences Fund.....
Janus Aspen Growth Portfolio.........
Janus Aspen Growth and Income
 Portfolio...........................
KVS Dreman Financial Services
 Portfolio...........................
Kemper Technology Growth Portfolio...
Pioneer Emerging Markets VCT
 Portfolio...........................
Pioneer Real Estate Growth VCT
 Portfolio...........................
T. Rowe Price International Stock
 Portfolio...........................

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                                    TABLE 1
                  AVERAGE ANNUAL TOTAL RETURNS OF SUB-ACCOUNT
                      FOR PERIODS ENDING DECEMBER 31, 1999
                         SINCE INCEPTION OF SUB-ACCOUNT
                (ASSUMING COMPLETE WITHDRAWAL OF THE INVESTMENT)

                                                              FOR YEAR
                                           SUB-ACCOUNT          ENDED                          SINCE INCEPTION
SUB-ACCOUNT INVESTING IN UNDERLYING FUND  INCEPTION DATE      12/31/99           5 YEARS       OF SUB-ACCOUNT
----------------------------------------  --------------   ---------------   ---------------   ---------------
AIT Core Equity Fund...................
AIT Equity Index Fund..................
AIT Government Bond Fund...............
AIT Money Market Fund..................
AIT Select Aggressive Growth Fund......
AIT Select Capital Appreciation Fund...
AIT Select Emerging Markets Fund.......
AIT Select Growth Fund.................
AIT Select Growth and Income Fund......
AIT Select International Equity Fund...
AIT Select Investment Grade Income
 Fund..................................
AIT Select Strategic Growth Fund.......
AIT Select Value Opportunity Fund......
AIM V.I. Aggressive Growth Fund........
AIM V.I. Value Fund....................
Alliance Growth and Income Portfolio...
Alliance Premier Growth Portfolio......
DGPF International Equity Series.......
DGPF Growth Opportunities Series.......
Fidelity VIP Equity-Income Portfolio...
Fidelity VIP Growth Portfolio..........
Fidelity VIP High Income Portfolio.....
Fidelity VIP Overseas Portfolio........
Fidelity VIP II Asset Manager
 Portfolio.............................
Fidelity VIP III Growth Opportunities
 Portfolio.............................
Franklin Natural Resources Securities
 Fund..................................
Franklin Small Cap Fund................
INVESCO VIF Health Sciences Fund.......
Janus Aspen Growth Portfolio...........
Janus Aspen Growth and Income
 Portfolio.............................
KVS Dreman Financial Services
 Portfolio.............................
Kemper Technology Growth Portfolio.....
Pioneer Emerging Markets VCT
 Portfolio.............................
Pioneer Real Estate Growth VCT
 Portfolio.............................
T. Rowe Price International Stock
 Portfolio.............................

                                    TABLE 2
            SUPPLEMENTAL AVERAGE ANNUAL TOTAL RETURNS OF SUB-ACCOUNT
                      FOR PERIODS ENDING DECEMBER 31, 1999
                       SINCE INCEPTION OF UNDERLYING FUND
        (ASSUMING NO WITHDRAWAL OF THE INVESTMENT AND NO CONTRACT FEES)

                                                               FOR YEAR
                                          UNDERLYING FUND        ENDED                          SINCE INCEPTION OF
SUB-ACCOUNT INVESTING IN UNDERLYING FUND  INCEPTION DATE       12/31/99           5 YEARS        UNDERLYING FUND
----------------------------------------  ---------------   ---------------   ---------------   ------------------
AIT Core Equity Fund.................
AIT Equity Index Fund................
AIT Government Bond Fund.............
AIT Money Market Fund................
AIT Select Aggressive Growth Fund....
AIT Select Capital Appreciation Fund...
AIT Select Emerging Markets Fund.....
AIT Select Growth Fund...............
AIT Select Growth and Income Fund....
AIT Select International Equity Fund...
AIT Select Investment Grade Income
 Fund................................
AIT Select Strategic Growth Fund.....
AIT Select Value Opportunity Fund....
AIM V.I. Aggressive Growth Fund......
AIM V.I. Value Fund..................
Alliance Growth and Income Portfolio...
Alliance Premier Growth Portfolio....
DGPF International Equity Series.....
DGPF Growth Opportunities Series.....
Fidelity VIP Equity-Income Portfolio...
Fidelity VIP Growth Portfolio........
Fidelity VIP High Income Portfolio...
Fidelity VIP Overseas Portfolio......
Fidelity VIP II Asset Manager
 Portfolio...........................
Fidelity VIP III Growth Opportunities
 Portfolio...........................
Franklin Natural Resources Securities
 Fund................................
Franklin Small Cap Fund..............
INVESCO VIF Health Sciences Fund.....
Janus Aspen Growth Portfolio.........
Janus Aspen Growth and Income
 Portfolio...........................
KVS Dreman Financial Services
 Portfolio...........................
Kemper Technology Growth Portfolio...
Pioneer Emerging Markets VCT
 Portfolio...........................
Pioneer Real Estate Growth VCT
 Portfolio...........................
T. Rowe Price International Stock
 Portfolio...........................

                                   APPENDIX C
               SURRENDER CHARGES AND THE MARKET VALUE ADJUSTMENT

PART 1:  SURRENDER CHARGES

FULL SURRENDER -- Assume a payment of $50,000 is made on the Issue Date and no additional payments are made. Assume there are no partial withdrawals and that the Withdrawal Without Surrender Charge Amount is equal to 10% of the total of all payments invested in the Contract less that portion of any prior withdrawal(s) of payments that are subject to the surrender charge table (even if the applicable surrender charge is 0%) as of the Valuation Date for the withdrawal less any prior withdrawal(s) during the same calendar year to which the surrender charge table was not applicable. The table below presents examples of the surrender charge resulting from a full surrender, based on Hypothetical Accumulated Values.

          HYPOTHETICAL      WITHDRAWAL       SURRENDER
CONTRACT  ACCUMULATED    WITHOUT SURRENDER     CHARGE     SURRENDER
  YEAR       VALUE         CHARGE AMOUNT     PERCENTAGE    CHARGE
  ----       -----         -------------     ----------    ------
    1                                          8.0%
    2                                          8.0%
    3                                          7.0%
    4                                          7.0%
    5                                          6.0%
    6                                          5.0%
    7                                          3.0%
    8                                          1.0%
    9                                          0.0%
   10                                          0.0%

WITHDRAWALS -- Assume a payment of $50,000 is made on the Issue Date and no additional payments are made. Assume that the Withdrawal Without Surrender Charge Amount is equal to 10% of the total of all payments invested in the Contract less that portion of any prior withdrawal(s) of payments that are subject to the surrender charge table (even if the applicable surrender charge is 0%) as of the Valuation Date for the withdrawal less any prior withdrawal(s) during the same calendar year to which the surrender charge table was not applicable. There are withdrawals as detailed below. The table below presents examples of the surrender charge resulting from withdrawals, based on Hypothetical Accumulated Values:

          HYPOTHETICAL                    WITHDRAWAL       SURRENDER
CONTRACT  ACCUMULATED                  WITHOUT SURRENDER     CHARGE     SURRENDER
  YEAR       VALUE       WITHDRAWALS     CHARGE AMOUNT     PERCENTAGE    CHARGE
  ----       -----       -----------     -------------     ----------    ------
    1       $54,000        $     0                           8.0%
    2        58,320              0                           8.0%
    3        62,986              0                           8.0%
    4        68,024         30,000                           7.0%
    5        41,066         10,000                           7.0%
    6        33,552          5,000                           6.0%
    7        30,836         10,000                           5.0%
    8        22,503         15,000                           3.0%
    9         8,103          5,000                           1.0%
   10         3,351          3,000                           0.0%

PART 2:  MARKET VALUE ADJUSTMENT

The market value factor is: [(1+i)/(1+j)] to the power of n/365 - 1

The following examples assume:

    1. The payment was allocated to a ten-year Guarantee Period Account with a Guaranteed Interest Rate of 8%.

    2. The date of surrender is seven years (2,555 days) from the expiration date.

    3. The value of the Guarantee Period Account is equal to $62,985.60 at the end of three years.

    4. No transfers or withdrawals affecting this Guarantee Period Account have been made.

    5. Surrender charges, if any, are calculated in the same manner as shown in the examples in Part 1.

NEGATIVE MARKET VALUE ADJUSTMENT (UNCAPPED)*

Assume that on the date of surrender, the current rate (j) is 10.00% or 0.10

    The market value factor    =  [(1+i)/(1+j)] to the power of n/365 - 1

                               =  [(1+.08)/(1+.10)] to the power of 2555/365 - 1

                               =  (.98182) to the power of 7 - 1

                               =  -.12054

The market value adjustment    =  the market value factor multiplied by the withdrawal

                               =  -.12054 X $62,985.60

                               =  -$7,592.11

POSITIVE MARKET VALUE ADJUSTMENT (UNCAPPED)*

Assume that on the date of surrender, the current rate (j) is 7.00% or 0.07

    The market value factor    =  [(1+i)/(1+j)] to the power of n/365 - 1

                               =  [(1+.08)/(1+.07)] to the power of 2555/365 - 1

                               =  (1.00935) to the power of 7 - 1

                               =  .06728

The market value adjustment    =  the market value factor multiplied by the withdrawal

                               =  .06728 X $62,985.60

                               =  $4,237.90

*Uncapped is a straight application of the Market Value Adjustment formula when the value produced is less than the cap.

NEGATIVE MARKET VALUE ADJUSTMENT (CAPPED)*

Assume that on the date of surrender, the current rate (j) is 11.00% or 0.11

    The market value factor    =  [(1+i)/(1+j)] to the power of n/365 - 1

                               =  [(1+.08)/(1+.11)] to the power of 2555/365 - 1

                               =  (.97297) to the power of 7 - 1

                               =  -.17454

The market value adjustment    =  Minimum of the market value factor multiplied by the
                                  withdrawal or the negative of the excess interest earned
                                  over 3%

                               =  Minimum (-.17454 X $62,985.60 or -$8,349.25)

                               =  Minimum (-$10,992.38 or -$8,349.25)

                               =  -$8,349.25

POSITIVE MARKET VALUE ADJUSTMENT (CAPPED)*

Assume that on the date of surrender, the current rate (j) is 5.00% or 0.05

    The market value factor    =  [(1+i)/(1+j)] to the power of n/365 - 1

                               =  [(1+.08)/(1+.05)] to the power of 2555/365 - 1

                               =  (1.02857) to the power of 7 - 1

                               =  .21798

The market value adjustment    =  Minimum of the market value factor multiplied by the
                                  withdrawal or the excess interest earned over 3%

                               =  Minimum of (.21798 X $62,985.60 or $8,349.25)

                               =  Minimum of ($13,729.78 or $8,349.25)

                               =  $8,349.25

*Capped takes into account the excess interest part of the Market Value Adjustment formula when the value produced is greater than the cap.

                                   APPENDIX D
         EXAMPLES OF PRESENT VALUE WITHDRAWALS AND PAYMENT WITHDRAWALS

Assume in the examples below that a 65-year-old male annuitizes his contract exactly two years after the Issue Date. The annuitization amount is $250,000. Further assume that he selects a variable Life with Period Certain annuity payout option of Single Life with Payments Guaranteed for 10 Years, an Assumed Investment Return ("AIR") of 3%, and an annual Change Frequency. Assume that the Annuity Value purchases 1,370 Annuity Units and the first monthly annuity benefit payment is equal to $1,370. The following examples assume a net return of 8% (gross return of 9.35 %).

PRESENT VALUE WITHDRAWALS

EXAMPLE 1. Assume that the Owner has taken no previous withdrawals and would like to take the maximum Present Value Withdrawal available at the beginning of the fifth contract year (the third year of the Annuity Payout phase).

       Annuity Units prior to withdrawal = 1,370
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Benefit Payment prior to withdrawal = $1,506.24

       Rate used in Present Value Determination = 5% (3% AIR plus 2% Withdrawal Adjustment Charge)
       Present Value of Future Guaranteed Annuity Benefit Payments = $119,961.92

       Maximum Present Value Withdrawal Amount = $89,971.44 ($119,961.92 X 75%)

       Annuity Units after withdrawal = 342.50 (1,370 X (1 -
       (89,971.44/119,961.92)))
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Benefit Payment after withdrawal = $376.56

Because the withdrawal is being made within 5 years of the Issue Date, the rate used in the Present Value Determination is increased by a Withdrawal Adjustment Charge. Since less than 10 years of guaranteed annuity payments are being valued, the Withdrawal Adjustment Charge is 2%. Because this is a Present Value Withdrawal, the number of Annuity Units will increase to 1,370 after the end of the 10-year period during which the Company guaranteed to make payments.

EXAMPLE 2. Assume that the Owner has taken no previous withdrawals and would like to take the maximum Present Value Withdrawal available at the beginning of the tenth contract year (eighth year of the Annuity Payout phase).

       Annuity Units prior to withdrawal = 1,370
       Annuity Unit Value on the date of withdrawal = 1.39350
       Monthly Annuity Benefit Payment prior to withdrawal = $1,909.09

       Rate used in Present Value Determination = 3% (3% AIR)
       Present Value of Future Guaranteed Annuity Benefit Payments = $65,849.08

       Maximum Present Value Withdrawal Amount = $49,386.81 ($65,849.08 X 75%)

       Annuity Units after withdrawal = 342.50 (1,370 X (1 -
       (49,386.81/65,849.08)))
       Annuity Unit Value on the date of withdrawal = 1.39350
       Monthly Annuity Benefit Payment after withdrawal = $477.27

Because the withdrawal is being made more than 5 years after the Issue Date, the rate used in the Present Value Determination is not increased by a Withdrawal Adjustment Charge. Because this is a Present Value Withdrawal, the number of Annuity Units will increase to 1,370 after the end of the 10-year period during which the Company guaranteed to make payments.

PAYMENT WITHDRAWALS

EXAMPLE 3. Assume that the Owner has taken no previous withdrawals and would like to take the maximum Payment Withdrawal of 10 monthly annuity benefit payments at the beginning of the fifth contract year (the third year of the Annuity Payout phase). At that time, the Annuitant's life expectancy is greater than 15 years.

       Last Monthly Annuity Benefit Payment = $1,436.50
       Withdrawal Amount = $14,365.00 (10 X 1,436.50)

       Annuity Units prior to withdrawal = 1,370
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Benefit Payment prior to withdrawal = $1,506.24

       Rate used in Present Value Determination = 4% (3% AIR plus 1% Withdrawal Adjustment Charge)
       Present Value of Future Annuity Benefit Payments = $234,482.77

       Annuity Units after withdrawal = 1,286.07 (1,370 X (1 -
       (14,365.00/234,482.77)))
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Benefit Payment after withdrawal = $1,413.96

Because the withdrawal is being made within 5 years of the Issue Date, the rate used in the Present Value Determination is increased by a Withdrawal Adjustment Charge. Since there are more than 15 years of annuity payments being valued (the Annuitant's life expectancy is more than 15 years), the Withdrawal Adjustment Charge is 1%. Because this is a Payment Withdrawal, the number of Annuity Units will not increase after the end of the 10-year period during which the Company guaranteed to make payments.

EXAMPLE 4. Assume that the Owner has taken no previous withdrawals and would like to take the maximum Payment Withdrawal of 10 monthly annuity benefit payments at the beginning of the tenth contract year (eighth year of the Annuity Payout phase).

       Last Monthly Annuity Benefit Payment = $1,820.71
       Withdrawal Amount = $18,207.10 (10 X 1,820.71)

       Annuity Units prior to withdrawal = 1,370
       Annuity Unit Value on the date of withdrawal = 1.39350
       Monthly Annuity Benefit Payment prior to withdrawal = $1,909.09

       Rate used in Present Value Determination = 3% (3% AIR)
       Present Value of Future Annuity Benefit Payments = $268,826.18

       Annuity Units after withdrawal = 1,272.71 (1,370 X (1 -
       (18,207.10/268,826.18)))
       Annuity Unit Value on the date of withdrawal = 1.39350
       Monthly Annuity Benefit Payment after withdrawal = $1,779.80

Because the withdrawal is being made more than 5 years after the Issue Date, the rate used in the Present Value Determination is not increased by a Withdrawal Adjustment Charge. Because this is a Payment Withdrawal, the number of Annuity Units will not increase after the end of the 10-year period during which the Company guaranteed to make payments.

PRESENT VALUE WITHDRAWAL VERSUS PAYMENT WITHDRAWAL

EXAMPLE 5. Assume that the Owner has taken no previous withdrawals and would like to take a $10,000 withdrawal at the beginning of the fifth contract year (the third year of the Annuity Payout phase). At that time, the Annuitant's life expectancy is greater than 15 years. The following examples show the impact of taking the withdrawal under the Present Value Withdrawal Option and the Payment Withdrawal Option.

PRESENT VALUE WITHDRAWAL

       Annuity Units prior to withdrawal = 1,370
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Benefit Payment prior to withdrawal = $1,506.24

       Rate used in Present Value Determination = 5% (3% AIR plus 2% Withdrawal Adjustment Charge)
       Present Value of future Guaranteed Annuity Benefit Payments = $119,961.92

       Withdrawal = $10,000

       Annuity Units after withdrawal = 1,255.80 (1,370 X (1 -
       (10,000/119,961.92)))
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Benefit Payment after withdrawal = $1,380.67

Because the withdrawal is being made within 5 years of the Issue Date, the rate used in the Present Value Determination is increased by a Withdrawal Adjustment Charge. Since less than 10 years of guaranteed annuity payments are being valued, the Withdrawal Adjustment Charge is 2%. Because this is a Present Value Withdrawal, the number of Annuity Units will increase to 1,370 at the end of the 10-year period during which the Company guaranteed to make payments.

PAYMENT WITHDRAWAL

       Annuity Units prior to withdrawal = 1,370
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Benefit Payment prior to withdrawal = $1,506.24

       Rate used in Present Value Determination = 4% (3% AIR plus 1% Withdrawal Adjustment Charge)
       Present Value of future Annuity Benefit Payments = $234,482.77

       Withdrawal = $10,000

       Annuity Units after withdrawal = 1,311.57 (1,370 X (1 -
       (10,000/$234,482.77)))
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Benefit Payment after withdrawal = $1,442.00

Because the withdrawal is being made within 5 years of the Issue Date, the rate used in the Present Value Determination is increased by a Withdrawal Adjustment Charge. Since there are more than 15 years of annuity payments being valued (the Annuitant's life expectancy is more than 15 years), the Withdrawal Adjustment Charge is 1%. Because this is a Payment Withdrawal, the number of Annuity Units will not increase at the end of the 10-year period during which the Company guaranteed to make payments.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

                       STATEMENT OF ADDITIONAL INFORMATION

                                       OF
         FLEXIBLE PAYMENT DEFERRED VARIABLE AND FIXED ANNUITY CONTRACTS
                                 FUNDED THROUGH

                                 SUB-ACCOUNTS OF

                              SEPARATE ACCOUNT VA-K

                   INVESTING IN SHARES OF THE UNDERLYING FUNDS



THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. IT SHOULD BE READ IN CONJUNCTION WITH THE ALLMERICA ULTIMATE ADVANTAGE PROSPECTUS FOR SEPARATE ACCOUNT VA-K DATED __, 2000 ("THE PROSPECTUS"). THE PROSPECTUS MAY BE OBTAINED FROM ANNUITY CLIENT SERVICES, ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY, 440 LINCOLN STREET, WORCESTER, MASSACHUSETTS 01653, TELEPHONE 1-800-533-7881.




                                 DATED __, 2000

                                TABLE OF CONTENTS


GENERAL INFORMATION AND HISTORY ...........................................2

TAXATION OF THE CONTRACT, THE VARIABLE ACCOUNT
     AND THE COMPANY.......................................................3

SERVICES...................................................................3

UNDERWRITERS...............................................................3

ANNUITY BENEFIT PAYMENTS...................................................4

ENHANCED AUTOMATIC TRANSFER (DOLLAR COST AVERAGING) PROGRAM................5

PERFORMANCE INFORMATION ...................................................6

FINANCIAL STATEMENTS.....................................................F-1


                         GENERAL INFORMATION AND HISTORY

Separate Account VA-K (the "Variable Account") is a separate investment account of Allmerica Financial Life Insurance and Annuity Company (the "Company") authorized by vote of its Board of Directors on November 1, 1990. The Company is a life insurance company organized under the laws of Delaware in July 1974. Its principal office (the "Principal Office") is located at 440 Lincoln Street, Worcester, Massachusetts 01653, telephone (508) 855-1000. The Company is subject to the laws of the State of Delaware governing insurance companies and to regulation by the Commissioner of Insurance of Delaware. In addition, the Company is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate. As of December 31, 1999, the Company had over $17 billion in assets and over $26 billion of life insurance in force.

Effective October 1, 1995, the Company changed its name from SMA Life Assurance Company to Allmerica Financial Life Insurance and Annuity Company. The Company is a wholly owned subsidiary of First Allmerica Financial Life Insurance Company ("First Allmerica") which, in turn, is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC"). First Allmerica, originally organized under the laws of Massachusetts in 1844 as a mutual life insurance company, and known as State Mutual Life Assurance Company of America, converted to a stock life insurance company and adopted its present name on October 16, 1995. First Allmerica is among the five oldest life insurance companies in America. As of December 31, 1999, First Allmerica and its subsidiaries (including the Company) had over $25 billion in combined assets and over $43 billion in life insurance in force.

Currently, 35 Sub-Accounts of the Variable Account are available under the Allmerica Ultimate Advantage contract (the "Contract"). Each Sub-Account invests in a corresponding investment portfolio of Allmerica Investment Trust ("AIT"), AIM Variable Insurance Funds ("AVIF"), Alliance Variable Products Series Fund, Inc. ("Alliance"), Delaware Group Premium Fund ("DGPF"), Fidelity Variable Insurance Products Fund ("Fidelity VIP"), Fidelity Variable Insurance Products Fund II ("Fidelity VIP II"), Fidelity Variable Insurance Products Fund III ("Fidelity VIP III"), Franklin Templeton Variable Insurance Products Trust ("FT VIP"), INVESCO Variable Investment Funds, Inc. ("INVESCO VIF"), Janus Aspen Series ("Janus Aspen"), Kemper Variable Series ("KVS"), and Pioneer Variable Contracts Trust ("Pioneer VCT").

AIT, AVIF, Alliance, DGPF, Fidelity VIP, Fidelity VIP II, Fidelity VIP III, FT VIP, INVESCO VIF, Janus Aspen, KVS and Pioneer VCT, are open-end, diversified management investment companies. Thirteen funds of AIT are available under the
Contract: the Core Equity Fund, Equity Index Fund, Government Bond Fund, Money Market Fund, Select Aggressive Growth Fund, Select Capital Appreciation Fund, Select Emerging Markets Fund, Select Growth Fund, Select Growth and Income Fund, Select International Equity Fund, Select Investment Grade Income Fund, Select Strategic Growth Fund, and the Select Value Opportunity Fund. Two funds of AVIF are available under the Contract: the AIM V.I. Aggressive Growth Fund and the AIM V.I.
Value Fund. Two portfolios of Alliance are available under the Contract: the Alliance Growth and Income Portfolio and the Alliance Premier Growth
Portfolio. Two series of DGPF are available under the Contract: the DGPF International Equity Series and the DGPF Growth Opportunities Series. Four portfolios of Fidelity VIP are available under the Contract: the Fidelity VIP Equity-Income Portfolio, Fidelity VIP Growth Portfolio, Fidelity VIP High
Income Portfolio and the Fidelity VIP Overseas Portfolio. One portfolio of Fidelity VIP II is available under the Contract: the Fidelity VIP II Asset Manager Portfolio. One Fidelity VIP III portfolio is available under the
Contract: the Fidelity VIP III Growth Opportunities Portfolio. Two FT VIP funds are available under the Contract: the Franklin Natural Resources Securities Fund and the Franklin Small Cap Fund. One fund of INVESCO VIF is available under the Contract: the INVESCO VIF Health Sciences Fund. Two Janus Aspen portfolios are available under the Contract: the Janus Aspen Growth Portfolio and the Janus Aspen Growth and Income Portfolio. Two KVS portfolios are available under the Contract: the KVS Dreman Financial Services Portfolio and the Kemper Technology Growth Portfolio. Two Pioneer VCT portfolios are available under the Contract: the Pioneer Emerging Markets VCT Portfolio and the Pioneer Real Estate Growth VCT Portfolio. Each Fund available under the Contract (together, the "Underlying Funds") has its own investment objectives and certain attendant risks.

                     TAXATION OF THE CONTRACT, THE VARIABLE
                             ACCOUNT AND THE COMPANY

The Company currently imposes no charge for taxes payable in connection with the contracts, other than for state and local premium taxes and similar assessments when applicable. The Company reserves the right to impose a charge for any other taxes that may become payable in the future in connection with the contracts or the Variable Account.

The Variable Account is considered to be a part of and taxed with the operations of the Company. The Company is taxed as a life insurance company under Subchapter L of the Internal Revenue Code (the "Code"), and files a consolidated tax return with its parent and affiliated companies.

The Company reserves the right to make a charge for any effect which the income, assets or existence of the Contract or the Variable Account may have upon its tax. Such charge for taxes, if any, will be assessed on a fair and equitable basis in order to preserve equity among classes of Contract Owners ("Owners"). The Variable Account presently is not subject to tax.

                                    SERVICES

CUSTODIAN OF SECURITIES. The Company serves as custodian of the assets of the Variable Account. Underlying Fund shares owned by the Sub-Accounts are held on an open account basis. A Sub-Account's ownership of Underlying Fund shares is reflected on the records of the Underlying Fund and is not represented by any transferable stock certificates.

EXPERTS. The financial statements of the Company as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, and the financial statements of Separate Account VA-K of the Company as of December 31, 1999 and for the periods indicated, included in this Statement of Additional Information constituting part of this Registration Statement, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of the Company included herein should be considered only as bearing on the ability of the Company to meet its obligations under the Contract.

                                  UNDERWRITERS

Allmerica Investments, Inc. ("Allmerica Investments"), a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"), serves as principal underwriter and general distributor for the Contract pursuant to a contract with Allmerica Investments, the Company and the Variable Account. Allmerica Investments distributes the Contract on a best-efforts basis. Allmerica Investments, Inc., 440 Lincoln Street, Worcester, Massachusetts 01653, was organized in 1969 as a wholly owned subsidiary of First Allmerica, and presently is indirectly wholly owned by First Allmerica.

The Contract offered by this Prospectus is offered continuously, and may be purchased from NASD registered representatives of Allmerica Investments and from certain independent broker-dealers which are NASD members and whose representatives are authorized by applicable law to sell variable annuity contracts.

Commissions are paid by the Company to its licensed insurance agents on sales of the Contract. The Company intends to recoup the commission and other sales expense through a combination of anticipated surrender, withdrawal and/or annuitization charges, profits from the Company's general account, including the investment earnings on amounts allocated to accumulate on a fixed basis in excess of the interest credited on fixed accumulations by the Company, and the profit, if any, from the mortality and expense risk charge.

All persons selling the Contract are required to be licensed by their respective state insurance authorities for the sale of variable annuity policies. Registered representatives of Allmerica Investments receive commissions not to exceed 5% of purchase payments. Independent broker-dealers receive commissions of up to 5% of purchase payments, of which a portion is paid to their registered representatives. To the extent permitted by NASD rules, promotional incentives or payments also may be provided to such entities based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the Contract, including the recruitment and training of personnel, production of promotional literature and similar services.

Commissions are paid by the Company, and do not result in any charge to Owners or to the Variable Account in addition to the charges described under "CHARGES AND DEDUCTIONS" in the Prospectus.

The aggregate amounts of commissions paid to Allmerica Investments for sales of all contracts funded by Separate Account VA-K (including contracts not described in the Prospectus) for the years 1997, 1998 and 1999 were $34,693,060, $36,853,601 and $38,326,089.

No commissions were retained by Allmerica Investments for sales of all contracts funded by Separate Account VA-K (including contracts not described in the Prospectus) for the years 1997, 1998 and 1999.

                            ANNUITY BENEFIT PAYMENTS

The method by which the Accumulated Value under the Contract is determined is described in detail under "Computation of Values" in the Prospectus.

ILLUSTRATION OF ACCUMULATION UNIT CALCULATION USING HYPOTHETICAL EXAMPLE. The Accumulation Unit calculation for a daily Valuation Period may be illustrated by the following hypothetical example: Assume that the assets of a Sub-Account at the beginning of a one-day Valuation Period were $5,000,000; that the value of an Accumulation Unit on the previous date was $1.135000; and that during the Valuation Period, the investment income and net realized and unrealized capital gains exceed net realized and unrealized capital losses by $1,675. The Accumulation Unit Value at the end of the current Valuation Period would be calculated as follows:


(1)  Accumulation Unit Value -- Previous Valuation Period................................... $  1.135000

(2)  Value of Assets -- Beginning of Valuation Period....................................... $ 5,000,000

(3)  Excess of Investment Income and Net Gains Over Capital Losses.............................. $ 1,675

(4)  Adjusted Gross Investment Rate for the Valuation Period (3) divided by (2)................ 0.000335

(5)  Annual Charge (one-day equivalent of 1.40% per annum)..................................... 0.000038

(6)  Net Investment Rate (4) - (5)............................................................. 0.000297

(7)  Net Investment Factor 1.000000 + (6)...................................................... 1.000297

(8)  Accumulation Unit Value -- Current Period (1) x (7)..................................... $ 1.135337

Conversely, if unrealized capital losses and charges for expenses and taxes exceeded investment income and net realized capital gains of $1,675, the Accumulation Unit Value at the end of the Valuation Period would have been $1.134577.

The method for determining the amount of annuity benefit payments is described in detail under " Annuity Benefit Payments" in the Prospectus.

ILLUSTRATION OF VARIABLE ANNUITY BENEFIT PAYMENT CALCULATION USING HYPOTHETICAL EXAMPLE. The determination of the Annuity Unit Value and the variable annuity benefit payment may be illustrated by the following hypothetical example: Assume an Owner has 40,000 Accumulation Units in a Variable Account, and that the value of an Accumulation Unit on the Valuation Date used to determine the amount of the first variable annuity benefit payment is $1.120000. Therefore, the Accumulated Value of the Contract is $44,800 (40,000 x $1.120000). Assume also that the Owner elects an option for which the first monthly payment is $6.57 per $1,000 of Accumulated Value applied. Assuming no premium tax or surrender charge, the first monthly payment would be $44.80 ($44,800 divided by 1,000) multiplied by $6.57, or $294.34.

Next, assume that the Annuity Unit Value for the assumed investment return of 3.0% per annum for the Valuation Date as of which the first payment was calculated was $1.100000. Annuity Unit Values will not be the same as Accumulation Unit Values because the former reflect the 3.0% assumed investment return used in the annuity rate calculations. When the Annuity
Unit Value of $1.100000 is divided into the first monthly payment the number of Annuity Units represented by that payment is determined to be 267.5818.
The value of this same number of Annuity Units will be paid in each subsequent month under most options. Assume further that the net investment factor for the Valuation Period applicable to the next annuity benefit payment is 1.000190. Multiplying this factor by .999919 (the one-day adjustment factor for the assumed investment return of 3.0% per annum) produces a factor of 1.000109. This then is multiplied by the Annuity Unit Value on the immediately preceding Valuation Date (assumed here to be $1.105000). The result is an Annuity Unit Value of $1.105121 for the current monthly payment. The current monthly payment then is determined by multiplying the number of Annuity Units by the current Annuity Unit Value, or
267.5818 times $1.105121, which produces a current monthly payment of $295.71.

           ENHANCED AUTOMATIC TRANSFER (DOLLAR COST AVERAGING) PROGRAM

ENHANCED AUTOMATIC TRANSFER (DOLLAR COST AVERAGING) PROGRAMS. To the extent permitted by law, the Company reserves the right to offer Enhanced Automatic Transfer Program(s) from time to time. If you elect to participate, the Company will credit an enhanced interest rate to payments made to the Enhanced Automatic Transfer Program. Eligible payments:

-    must be new payments to the Contract, including the initial payment,

-    must be allocated to the Fixed Account, which will be the source account,

- must be automatically transferred out of the Fixed Account to one or more Sub-Accounts over a specified time period and

-    will receive the enhanced rate while they remain in the Fixed Account.

You may be able to establish more than one Enhanced Automatic Transfer Program. Payments made to the Contract during the same month will be part of the same Enhanced Automatic Transfer Program if the length of the time period is the same and the enhanced rate is the same. The allocation for all of the amounts in the same program will be in accordance with the instructions for the most recent payment to this program. The monthly transfer will be made on the date designated for the initial payment to this program. The amount allocated will be determined by dividing the amount in the program by the number of remaining months. For example, for a six-month program, the first automatic transfer will be 1/6th of the balance; the second automatic transfer will be 1/5th of the balance, and so on.

Payments to different Enhanced Automatic Transfer Programs will be handled in accordance with the instructions for each particular program.

                             PERFORMANCE INFORMATION

Performance information for a Sub-Account may be compared, in reports and promotional literature, to certain indices described in the Prospectus under "APPENDIX B -- PERFORMANCE INFORMATION." In addition, the Company may provide advertising, sales literature, periodic publications or other material information on various topics of interest to Owners and prospective Owners. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparisons between the Contract and the characteristics of and market for such financial instruments. Total return data and supplemental total return information may be advertised based on the period of time that an Underlying Fund and/or an underlying Sub-Account have been in existence, even if longer than the period of time that the Contract has been offered. The results for any period prior to a Contract being offered will be calculated as if the Contract had been offered during that period of time, with all charges assumed to be those applicable to the Contract.

TOTAL RETURN

"Total Return" refers to the total of the income generated by an investment in a Sub-Account and of the changes of value of the principal invested (due to realized and unrealized capital gains or losses) for a specified period, reduced by the Sub-Account's asset charge.

Total Return figures are calculated by standardized methods prescribed by rules of the Securities and Exchange Commission (the "SEC"). The quotations are computed by finding the average annual compounded rates of return over the specified periods that would equate the initial amount invested to the ending redeemable values, according to the following formula:

                      (n)
              P(1 + T)     =   ERV

         Where:     P      =   a hypothetical initial payment to the Variable
                               Account of $1,000

                    T      =   average annual total return

                    n      =   number of years

                  ERV      =   the ending redeemable value of the $1,000 payment
                               at the end of the specified period

The calculation of Total Return includes the annual charges against the assets of the Sub-Account. This charge is 1.40% on an annual basis. The calculation of ending redeemable value assumes (1) the Contract was issued at the beginning of the period, and (2) a complete surrender of the Contract at the end of the period. The deduction of the surrender charge, if any, applicable at the end of the period is included in the calculation, according to the following schedule:

------------------------------------------------------------------------------
Years From Date of Payment to           Charge as Percentage of New Purchase
     DATE OF WITHDRAWAL                         PAYMENTS WITHDRAWN*
------------------------------------------------------------------------------
             0-3                                        8.0%
------------------------------------------------------------------------------
         More than 3                                    7.0%
------------------------------------------------------------------------------
         More than 4                                    7.0%
------------------------------------------------------------------------------
         More than 5                                    6.0%
------------------------------------------------------------------------------
         More than 6                                    5.0%
------------------------------------------------------------------------------
         More than 7                                    3.0%
------------------------------------------------------------------------------
         More than 8                                    1.0%
------------------------------------------------------------------------------
         More than 9                                     0
------------------------------------------------------------------------------

* Subject to the maximum limit described in the Prospectus.

No surrender charge is deducted upon expiration of the periods specified above. In each calendar year, a certain amount (withdrawal without surrender charge amount, as described in the Prospectus) is not subject to the surrender charge.

The calculations of Total Return include the deduction of the $35 annual Contract fee.

YIELD AND EFFECTIVE YIELD - THE MONEY MARKET SUB-ACCOUNT

Set forth below is yield and effective yield information for the Money Market Sub-Account for the seven-day period ended December 31, 1999:

                  Yield                      N/A
                  Effective Yield            N/A

The yield and effective yield figures are calculated by standardized methods prescribed by rules of the SEC. Under those methods, the yield quotation is computed by determining the net change (exclusive of capital changes) in the value of a hypothetical pre-existing account having a balance of one accumulation unit of the Sub-Account at the beginning of the period, dividing the difference by the value of the account at the beginning of the same period to obtain the base period return, and then multiplying the return for a seven-day base period by (365/7), with the resulting yield carried to the nearest hundredth of one percent.

The Money Market Sub-Account computes effective yield by compounding the unannualized base period return by using the formula:

                                                     (365/7)
         Effective Yield = [ (base period return + 1)       ] - 1

The calculations of yield and effective yield reflect the $35 annual Contract fee.

                              FINANCIAL STATEMENTS

Financial Statements are included for Allmerica Financial Life Insurance and Annuity Company and for its Separate Account VA-K.

                         PART C. OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

    (A)   FINANCIAL STATEMENTS

          Financial Statements Included in Part A
          None

          Financial Statements Included in Part B
          Financial Statements for Allmerica Financial Life Insurance and Annuity Company
          Financial Statements for Separate Account VA-K of Allmerica Financial Life Insurance and Annuity Company will be filed in Pre-Effective Amendment No. 1.

          Financial Statements Included in Part C
          None

    (B)  EXHIBITS

         EXHIBIT 1 Vote of Board of Directors Authorizing Establishment of Registrant dated November 1, 1990 was previously filed on April 24, 1998 in Post-Effective Amendment No. 14 of Registration Statement No. 33-39702/811-6293, and is incorporated by reference herein.

         EXHIBIT 2 Not Applicable. Pursuant to Rule 26a-2, the Insurance Company may hold the assets of the Registrant NOT pursuant to a trust indenture or other such instrument.

         EXHIBIT 3   (a)    Underwriting and Administrative Services Agreement
                            was previously filed on April 24, 1998 in Post-Effective Amendment No. 14 of Registration
                            Statement No. 33-39702/811-6293, and is incorporated by reference herein.

                     (b) Sales Agreements were previously filed on April 24, 1998 in Post-Effective Amendment No. 14 of Registration Statement No. 33-39702/811-6293, and are incorporated by reference herein.

                     (c) General Agent's Agreement was previously filed on April 24, 1998 in Post-Effective Amendment No. 14 of Registration Statement No. 33-39702/811-6293, and is incorporated by reference herein.

                     (d) Commission Schedule will be filed in Pre-Effective Amendment No. 1. Career Agent Agreement with Commission Schedule was previously filed on April 24, 1998 in Post-Effective Amendment
                            No. 14 of Registration Statement No. 33-39702/ 811-6293, and is incorporated by reference herein.

                     (e) Registered Representative's Agreement was previously filed on April 24, 1998 in Post-Effective Amendment No. 14 of Registration Statement No. 33-39702/ 811-6293, and is incorporated by reference herein.

         EXHIBIT 4   (a)    Contract Form A3033-00 and Specs Pages (Form
                            A8033-00) are filed herewith.

                     (b) Enhanced Death Benefit Rider with 6% Accumulation and Ratchet (Form 3264-99) is filed herewith.

                     (c) Minimum Guaranteed Annuity Payout (M-GAP) Rider (Form 3287-00) is filed herewith.

         EXHIBIT 5   Application Form 11367 is filed herewith.

         EXHIBIT 6 The Depositor's Articles of Incorporation and Bylaws, as amended to reflect its name change, were previously filed on September 28, 1995 in Post-Effective Amendment No. 9 of Registration Statement No. 33-39702/811-6293, and are incorporated by reference herein.

         EXHIBIT 7   Not Applicable.

                     (a) BFDS Agreements for lockbox and mailroom services were previously filed on April 24, 1998 in Post-Effective Amendment No. 14 of Registration Statement No. 33-39702/811-6293, and are
                            incorporated by reference herein.

                     (b)    Directors' Power of Attorney is filed herewith.

         EXHIBIT 9   Opinion of Counsel is filed herewith.

         EXHIBIT 10  Consent of Independent Accountants is filed herewith.

         EXHIBIT 11  None.

         EXHIBIT 12  None.

         EXHIBIT 13 Schedule for Computation of Performance Quotations will be filed in Pre-Effective Amendment No. 1.

         EXHIBIT 14  Not Applicable.

         EXHIBIT 15  (a)    Participation Agreements will be filed in
                            Pre-Effective Amendment No. 1.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

The Principal business address of all the following Directors and Officers is:
440 Lincoln Street
Worcester, Massachusetts  01653

                 DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY

NAME AND POSITION WITH COMPANY                             PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS
------------------------------                             -----------------------------------------------
Bruce C. Anderson                           Director (since 1996), Vice President (since 1984) and Assistant Secretary
  Director                                  (since 1992) of First Allmerica

Warren E. Barnes                            Vice President (since 1996) and Corporate Controller (since 1998) of First
  Vice President and                        Allmerica
  Corporate Controller

Mark R. Colborn                             Director (since 2000) and Vice President (since 1992) of First Allmerica
  Director and Vice President

Mary Eldridge                               Secretary (since 1999) of First Allmerica; Secretary (since 1999) of
  Secretary                                 Allmerica Investments, Inc.; and Secretary (since 1999) of Allmerica
                                            Financial Investment Management Services, Inc.

J. Kendall Huber                            Director, Vice President and General Counsel of First Allmerica (since
  Director, Vice President and              2000); Vice President (1999) of Promos Hotel Corporation; Vice President &
  General Counsel                           Deputy General Counsel (1998-1999) of Legg Mason, Inc.; Vice President and
                                            Deputy General Counsel (1995-1998) of USF&G Corporation

John P. Kavanaugh                           Director and Chief Investment Officer (since 1996) and Vice President
  Director, Vice President and              (since 1991) of First Allmerica; Vice President (since 1998) of Allmerica
  Chief Investment Officer                  Financial Investment Management Services, Inc.; and President (since 1995)
                                            and Director (since 1996) of Allmerica Asset Management, Inc.

J. Barry May                                Director (since 1996) of First Allmerica; Director and President (since
  Director                                  1996) of The Hanover Insurance Company; and Vice President (1993 to 1996)
                                            of The Hanover Insurance Company

James R. McAuliffe                          Director (since 1996) of First Allmerica; Director (since 1992), President
  Director                                  (since 1994) and Chief Executive Officer (since 1996) of Citizens Insurance
                                            Company of America

Mark C. McGivney                            Vice President (since 1997) and Treasurer (since 2000) of First Allmerica;
  Vice President and Treasurer              Associate, Investment Banking (1996 -1997) of Merrill Lynch & Co.;
                                            Associate, Investment Banking (1995) of Salomon Brothers, Inc.; Treasurer
                                            (since 2000) of Allmerica Investments, Inc., Allmerica Asset Management,
                                            Inc. and Allmerica Financial Investment Management Services, Inc.

John F. O'Brien                             Director, President and Chief Executive Officer (since 1989) of First
  Director and Chairman                     Allmerica
  of the Board

Edward J. Parry, III                        Director and Chief Financial Officer (since 1996), Vice President (since
  Director, Vice President                  1993), and Treasurer (1993-2000) of First Allmerica
  Chief Financial Officer

Richard M. Reilly                           Director (since 1996) and Vice President (since 1990) of First Allmerica;
  Director, President and                   President (since 1995) of Allmerica Financial Life Insurance and Annuity
  Chief Executive Officer                   Company; Director (since 1990) of Allmerica Investments, Inc.; and Director and President (since 1998) of Allmerica Financial Investment Management
                                            Services, Inc.

Robert P. Restrepo, Jr.                     Director and Vice President (since 1998) of First Allmerica; Director
  Director                                  (since 1998) of The Hanover Insurance Company; Chief Executive Officer
                                            (1996 to 1998) of Travelers Property & Casualty; Senior Vice President
                                            (1993 to 1996) of Aetna Life & Casualty Company

Eric A. Simonsen                            Director (since 1996) and Vice President (since 1990) of First Allmerica;
  Director and Vice President               Director (since 1991) of Allmerica Investments, Inc.; and Director (since
                                            1991) of Allmerica Financial Investment Management Services, Inc.

ITEM 26.  PERSONS UNDER COMMON CONTROL WITH REGISTRANT

                                                   Allmerica Financial Corporation

                                                              Delaware

       |               |               |               |               |               |               |               |
________________________________________________________________________________________________________________________________
      100%           100%             100%            100%            100%            100%            100%            100%
   Allmerica       Financial       Allmerica,       Allmerica   First Allmerica   AFC Capital     Allmerica      First Sterling
     Asset        Profiles, Inc.      Inc.          Funding     Financial Life      Trust I       Services          Limited
Management, Inc.                                     Corp.         Insurance                     Corporation
                                                                   Company

 Massachusetts    California     Massachusetts   Massachusetts   Massachusetts      Delaware     Massachusetts      Bermuda
      |                                                               |                                               |
      |                                  ___________________________________________________________          ________________
      |                                          |                    |                  |                            |
      |                                         100%                99.2%               100%                         100%
      |                                      Advantage            Allmerica           Allmerica                First Sterling
      |                                      Insurance              Trust           Financial Life               Reinsurance
      |                                     Network, Inc.       Company, N.A.       Insurance and                  Company
      |                                                                            Annuity Company                 Limited
      |
      |                                       Delaware       Federally Chartered      Delaware                     Bermuda
      |                                                                                   |
      |_________________________________________________________________________________________________________________________
      |      |            |             |              |             |            |            |            |            |
      |     100%         100%          100%           100%          100%         100%         100%         100%         100%
      |   Allmerica    Allmerica     Allmerica      Allmerica     Allmerica    Allmerica    Allmerica    Allmerica    Allmerica
      | Investments,   Investment    Financial      Financial    Investments  Investments  Investments  Investments  Investments
      |     Inc.       Management    Investment     Services      Insurance    Insurance   Insurance    Insurance     Insurance
      |               Company, Inc.  Management     Insurance    Agency Inc.  Agency of    Agency Inc.  Agency Inc.   Agency Inc.
      |                             Services, Inc. Agency, Inc.  of Alabama   Florida Inc. of Georgia  of Kentucky  of Mississippi
      |
      |Massachusetts  Massachusetts Massachusetts  Massachusetts   Alabama      Florida      Georgia    Kentucky      Mississippi
      |
________________________________________________________________
      |              |                |               |
     100%           100%             100%            100%
  Allmerica    Sterling Risk       Allmerica       Allmerica
   Property      Management      Benefits, Inc.      Asset
 & Casualty    Services, Inc.                      Management,
Companies, Inc.                                     Limited

    Delaware       Delaware          Florida         Bermuda
       |
________________________________________________
       |              |                |
      100%           100%             100%
  The Hanover      Allmerica        Citizens
   Insurance       Financial       Insurance
    Company        Insurance        Company
                 Brokers, Inc.    of Illinois

 New Hampshire  Massachusetts       Illinois
       |
________________________________________________________________________________________________________________________________
       |               |               |               |               |               |               |               |
      100%           100%             100%            100%            100%            100%            100%            100%
    Allmerica      Allmerica      The Hanover    Hanover Texas      Citizens     Massachusetts      Allmerica        AMGRO
    Financial        Plus           American        Insurance     Corporation    Bay Insurance      Financial         Inc.
     Benefit       Insurance       Insurance       Management                       Company         Alliance
    Insurance     Agency, Inc.      Company       Company, Inc.                                    Insurance
    Company                                                                                         Company

  Pennsylvania  Massachusetts    New Hampshire       Texas          Delaware     New Hampshire   New Hampshire   Massachusetts
                                                                       |                                               |
                                                ________________________________________________                ________________
                                                       |               |               |                               |
                                                      100%            100%            100%                            100%
                                                    Citizens        Citizens        Citizens                      Lloyds Credit
                                                    Insurance       Insurance       Insurance                      Corporation
                                                     Company         Company         Company
                                                    of Ohio        of America        of the
                                                                                     Midwest

                                                      Ohio          Michigan        Indiana                      Massachusetts
                                                                       |
                                                               _________________
                                                                       |
                                                                      100%
                                                                    Citizens
                                                                   Management
                                                                      Inc.

                                                                    Michigan



-----------------  -----------------  -----------------
   Allmerica          Greendale             AAM
    Equity             Special          Equity Fund
  Index Pool          Placements
                        Fund

 Massachusetts      Massachusetts      Massachusetts


-------- Grantor Trusts established for the benefit of First Allmerica, Allmerica Financial Life, Hanover and Citizens


          ---------------   ----------------
             Allmerica         Allmerica
          Investment Trust     Securities
                                 Trust

           Massachusetts     Massachusetts


--------  Affiliated Management Investment Companies


                  ...............
                  Hanover Lloyd's
                    Insurance
                     Company

                      Texas


-------- Affiliated Lloyd's plan company, controlled by Underwriters for the benefit of The Hanover Insurance Company


         -----------------  -----------------
            AAM Growth       AAM High Yield
             & Income         Fund, L.L.C.
            Fund L.P.

            Delaware         Massachusetts

________ L.P. or L.L.C. established for the benefit of First Allmerica, Allmerica Financial Life, Hanover and Citizens

            ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

          NAME                                   ADDRESS                      TYPE OF BUSINESS
         ------                                  -------                      -----------------
AAM Equity Fund                                440 Lincoln Street             Massachusetts Grantor Trust
                                               Worcester MA 01653

AAM Growth &  Income Fund, L.P.                440 Lincoln Street             Limited Partnership
                                               Worcester MA 01653

Advantage Insurance Network, Inc.              440 Lincoln Street             Insurance Agency
                                               Worcester MA 01653

AFC Capital Trust I                            440 Lincoln Street             Statutory Business Trust
                                               Worcester MA 01653

Allmerica Asset Management Limited             440 Lincoln Street             Investment advisory services
                                               Worcester MA 01653

Allmerica Asset Management, Inc.               440 Lincoln Street             Investment advisory services
                                               Worcester MA 01653

Allmerica Benefits, Inc.                       440 Lincoln Street             Non-insurance medical services
                                               Worcester MA 01653

Allmerica Equity Index Pool                    440 Lincoln Street             Massachusetts Grantor Trust
                                               Worcester MA 01653

Allmerica Financial Alliance Insurance         100 North Parkway              Multi-line property and  casualty
Company                                        Worcester MA 01605             insurance

Allmerica Financial Benefit Insurance Company  100 North Parkway              Multi-line property and casualty
                                               Worcester MA 01605             insurance

Allmerica Financial Corporation                440 Lincoln Street             Holding Company
                                               Worcester MA 01653

Allmerica Financial Insurance Brokers, Inc.    440 Lincoln Street             Insurance Broker
                                               Worcester MA 01653

Allmerica Financial Life Insurance and         440 Lincoln Street             Life insurance, accident and health
Annuity Company (formerly known as SMA Life    Worcester MA 01653             insurance, annuities, variable
Assurance Company)                                                            annuities and variable life insurance

Allmerica Financial Services Insurance         440 Lincoln Street             Insurance Agency
Agency, Inc.                                   Worcester MA 01653

Allmerica Funding Corp.                        440 Lincoln Street             Special purpose funding vehicle for
                                               Worcester MA 01653             commercial paper

Allmerica, Inc.                                440 Lincoln Street             Common employer for Allmerica
                                               Worcester MA 01653             Financial Corporation entities

Allmerica Financial Investment Management      440 Lincoln Street             Investment advisory services
Services, Inc. (formerly known as Allmerica    Worcester MA 01653
Institutional Services, Inc. and
440 Financial Group of Worcester, Inc.)

Allmerica Investment Management Company, Inc.  440 Lincoln Street             Investment advisory services
                                               Worcester MA 01653

Allmerica Investments, Inc.                    440 Lincoln Street             Securities, retail broker-dealer
                                               Worcester MA 01653

Allmerica Investments Insurance Agency Inc.    200 Southbridge Parkway        Insurance Agency
of Alabama                                     Suite 400
                                               Birmingham, AL 35209

Allmerica Investments Insurance Agency of      14211 Commerce Way             Insurance Agency
Florida, Inc.                                  Miami Lakes, FL 33016

Allmerica Investment Insurance Agency Inc.     1455 Lincoln Parkway           Insurance Agency
of Georgia                                     Suite 300
                                               Atlanta, GA 30346

Allmerica Investment Insurance Agency Inc.     Barkley Bldg-Suite 105         Insurance Agency
of Kentucky                                    12700 Shelbyville Road
                                               Louisiana, KY 40423


Allmerica Investments Insurance Agency Inc.    631 Lakeland East Drive        Insurance Agency
of Mississippi                                 Flowood, MS 39208

Allmerica Investment Trust                     440 Lincoln Street             Investment Company
                                               Worcester MA 01653

Allmerica Plus Insurance Agency, Inc.          440 Lincoln Street             Insurance Agency
                                               Worcester MA 01653

Allmerica Property & Casualty Companies, Inc.  440 Lincoln Street             Holding Company
                                               Worcester MA 01653

Allmerica Securities Trust                     440 Lincoln Street             Investment Company
                                               Worcester MA 01653

Allmerica Services Corporation                 440 Lincoln Street             Internal administrative services
                                               Worcester MA 01653             provider to Allmerica Financial
                                                                              Corporation entities

Allmerica Trust Company, N.A.                  440 Lincoln Street             Limited purpose national trust company
                                               Worcester MA 01653

AMGRO, Inc.                                    100 North Parkway              Premium financing
                                               Worcester MA 01605

Citizens Corporation                           440 Lincoln Street             Holding Company
                                               Worcester MA 01653

Citizens Insurance Company of America          645 West Grand River           Multi-line property and casualty
                                               Howell MI 48843                insurance

Citizens Insurance Company of Illinois         333 Pierce Road                Multi-line property and casualty
                                               Itasca IL 60143                insurance

Citizens Insurance Company of the Midwest      3950 Priority Way South        Multi-line property and casualty
                                               Drive, Suite 200               insurance
                                               Indianapolis IN 46280

Citizens Insurance Company of Ohio             8101 N. High Street            Multi-line property and casualty
                                               P.O. Box 342250                insurance
                                               Columbus OH 43234

Citizens Management, Inc.                      645 West Grand River           Services management company
                                               Howell MI 48843

Financial Profiles                             5421 Avenida Encinas           Computer software company
                                               Carlsbad, CA  92008

First Allmerica Financial Life Insurance       440 Lincoln Street             Life, pension, annuity, accident and
Company (formerly State Mutual Life            Worcester MA 01653             health insurance company
Assurance Company of America)


First Sterling Limited                         440 Lincoln Street             Holding Company
                                               Worcester MA 01653

First Sterling Reinsurance Company             440 Lincoln Street             Reinsurance Company
Limited                                        Worcester MA 01653

Greendale Special Placements Fund              440 Lincoln Street             Massachusetts Grantor Trust
                                               Worcester MA 01653

The Hanover American Insurance Company         100 North Parkway              Multi-line property and casualty
                                               Worcester MA 01605             insurance

The Hanover Insurance Company                  100 North Parkway              Multi-line property and casualty
                                               Worcester MA 01605             insurance

Hanover Texas Insurance Management Company,    801 East Campbell Road         Attorney-in-fact for Hanover Lloyd's
Inc.                                           Richardson TX 75081            Insurance Company

Hanover Lloyd's Insurance Company              801 East Campbell Road         Multi-line property and casualty
                                               Richardson TX 75081            insurance

Lloyds Credit Corporation                      440 Lincoln Street             Premium financing service franchises
                                               Worcester MA 01653

Massachusetts Bay Insurance Company            100 North Parkway              Multi-line property and casualty
                                               Worcester MA 01605             insurance

SMA Financial Corp.                            440 Lincoln Street             Holding Company
                                               Worcester MA 01653

Sterling Risk Management Services, Inc.        440 Lincoln Street             Risk management services
                                               Worcester MA 01653


ITEM 27.  NUMBER OF CONTRACT OWNERS

         As of April 30, 2000, there were 79,502 Contract holders of qualified Contracts and 24,408 Contract holders of non-qualified Contracts.

ITEM 28.  INDEMNIFICATION

Article VIII of the Bylaws of the Depositor state: Each Director and each Officer of the Corporation, whether or not in office, (and his executors or administrators), shall be indemnified or reimbursed by the Corporation against all expenses actually and necessarily incurred by him in the defense or reasonable settlement of any action, suit, or proceeding in which he is made a party by reason of his being or having been a Director or Officer of the Corporation, including any sums paid in settlement or to discharge judgement, except in relation to matters as to which he shall be finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duties as such Director or Officer; and the foregoing right of indemnification or reimbursement shall not affect any other rights to which he may be entitled under the Articles of Incorporation, any statute, bylaw, agreement, vote of stockholders, or otherwise.

ITEM 29.  PRINCIPAL UNDERWRITERS

     (a) Allmerica Investments, Inc. also acts as principal underwriter for the following:

          - VEL Account, VEL II Account, VEL Account III, Select Account III, Inheiritage Account, Separate Account IMO, Separate Account SPL-D, Separate Accounts VA-A, VA-B, VA-C, VA-G, VA-H, VA-K, VA-P, Allmerica Select Separate Account II, Group VEL Account, Separate Account KG, Separate Account KGC, Fulcrum Separate Account, Fulcrum Variable Life Separate Account, Separate Account FUVUL, Separate Account IMO, and Allmerica Select Separate Account of Allmerica Financial Life Insurance and Annuity Company

          - Inheiritage Account, VEL II Account, Separate Account I, Separate Account VA-K, Separate Account VA-P, Allmerica Select Separate Account II, Group VEL Account, Separate Account KG, Separate Account KGC, Fulcrum Separate Account, and Allmerica Select Separate Account of First Allmerica Financial Life Insurance Company.

          -  Allmerica Investment Trust

     (b) The Principal Business Address of each of the following Directors and Officers of Allmerica Investments, Inc. is:
          440 Lincoln Street
          Worcester, Massachusetts 01653

         NAME                   POSITION OR OFFICE WITH UNDERWRITER
         ----                   ------------------------------------
Margaret L. Abbott              Vice President

Emil J. Aberizk, Jr.            Vice President

Edward T. Berger                Vice President and Chief Compliance Officer

Michael J. Brodeur              Vice President Operations

Mark R. Colborn                 Vice President

Claudia J. Eckels               Vice President

Mary M. Eldridge                Secretary/Clerk

Philip L. Heffernan             Vice President

J. Kendall Huber                Director

Mark C. McGivney                Treasurer

William F. Monroe, Jr.          President, Director and Chief Executive Officer

David J. Mueller                Vice President, Chief Financial Officer,
                                Financial Operations Principal and Controller

Stephen Parker                  Vice President and Director

Richard M. Reilly               Director and Chairman of the Board

Eric A. Simonsen                Director

Mark G. Steinberg               Senior Vice President

     (c) As indicated in Part B (Statement of Additional Information) in response to Item 20(c), there were no commissions retained by Allmerica Investments, Inc., the principal underwriter of the Contracts for sales of variable contracts funded by the Registrant in 1999. No other commissions or compensation was received by the principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

Each account, book or other document required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 thereunder are maintained by the Company at 440 Lincoln Street, Worcester, Massachusetts.

ITEM 31.  MANAGEMENT SERVICES

The Company provides daily unit value calculations and related services for the Company's separate accounts.

ITEM 32.  UNDERTAKINGS

     (a) The Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

     (b) The Registrant hereby undertakes include in the prospectus a postcard that the applicant can remove to send for a Statement of Additional Information.

     (c) The Registrant hereby undertakes to deliver a Statement of Additional Information and any financial statements promptly upon written or oral request, according to the requirements of Form N-4.

     (d) Insofar as indemnification for liability arising under the 1933 Act may be permitted to Directors, Officers and Controlling Persons of Registrant under any registration statement, underwriting agreement or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Director, Officer or Controlling Person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, Officer or Controlling Person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

     (e) The Company hereby represents that the aggregate fees and charges under the Policies are reasonable in relation to the services rendered, expenses expected to be incurred, and risks assumed by the Company.

ITEM 33. REPRESENTATIONS CONCERNING WITHDRAWAL RESTRICTIONS ON SECTION 403(B) PLANS AND UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM

Registrant, a separate account of Allmerica Financial Life Insurance and Annuity Company ("Company"), states that it is (a) relying on Rule 6c-7 under the 1940 Act with respect to withdrawal restrictions under the Texas Optional Retirement Program ("Program") and (b) relying on the "no-action" letter (Ref. No. IP-6-88) issued on November 28, 1988 to the American Council of Life Insurance, in applying the withdrawal restrictions of Internal Revenue Code Section 403(b)(11).

Registrant has taken the following steps in reliance on the letter:

     1. Appropriate disclosures regarding the withdrawal restrictions imposed by the Program and by Section 403(b)(11) have been included in the prospectus of each registration statement used in connection with the offer of the Company's variable contracts.

     2. Appropriate disclosures regarding the withdrawal restrictions imposed by the Program and by Section 403(b)(11) have been included in sales literature used in connection with the offer of the Company's variable contracts.

     3. Sales Representatives who solicit participants to purchase the variable contracts have been instructed to specifically bring the withdrawal restrictions imposed by the Program and by Section 403(b)(11) to the attention of potential participants.

     4.   A signed statement acknowledging the participant's understanding of
          (I) the restrictions on withdrawal imposed by the Program and by
          Section 403(b)(11) and (ii) the investment alternatives available under the employer's arrangement will be obtained from each participant who purchases a variable annuity contract prior to or at the time of purchase.

Registrant hereby represents that it will not act to deny or limit a transfer request except to the extent that a Service-Ruling or written opinion of counsel, specifically addressing the fact pattern involved and taking into account the terms of the applicable employer plan, determines that denial or limitation is necessary for the variable annuity contracts to meet the requirements of the Program or of Section 403(b). Any transfer request not so denied or limited will be effected as expeditiously as possible.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this initial Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Worcester, and Commonwealth of Massachusetts, on the 23rd day of May, 2000.

                            SEPARATE ACCOUNT VA-K OF
             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

                                            By: /s/ Mary Eldridge
                                                ------------------------
                                                Mary Eldridge, Secretary

Pursuant to the requirements of the Securities Act of 1933, this initial Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


SIGNATURES                                TITLE                                                         DATE
----------                                ----                                                          -----
/s/ WARREN E. BARNES                      Vice President and Corporate Controller                       May 23, 2000
------------------------------------
Warren E. Barnes

EDWARD J. PARRY III*                      Director, Vice President and Chief Financial Officer
------------------------------------

RICHARD M. REILLY*                        Director, President and Chief Executive Officer
------------------------------------

JOHN F. O'BRIEN*                          Director and Chairman of the Board
------------------------------------

BRUCE C. ANDERSON*                        Director
------------------------------------

MARK R. COLBORN*                          Director and Vice President
------------------------------------

JOHN P. KAVANAUGH*                        Director, Vice President and Chief Investment Officer
------------------------------------

J. KENDALL HUBER*                         Director, Vice President and General Counsel
------------------------------------

J. BARRY MAY*                             Director
------------------------------------

JAMES R. MCAULIFFE*                       Director
------------------------------------

ROBERT P. RESTREPO, JR.*                  Director
------------------------------------

ERIC A. SIMONSEN*                         Director and Vice President
------------------------------------

* Sheila B. St. Hilaire, by signing her name hereto, does hereby sign this document on behalf of each of the above-named Directors and Officers of the Registrant pursuant to the Power of Attorney dated April 2, 2000 duly executed by such persons.

/s/ Sheila B. St. Hilaire
-----------------------------------
Sheila B. St. Hilaire, Attorney-in-Fact

                                  EXHIBIT TABLE

Exhibit 4(a)               Contract Form A3033-00 and Specs Pages

Exhibit 4(b)               Enhanced Death Benefit Rider

Exhibit 4(c)               M-GAP Rider

Exhibit 5                  Application Form 11367

Exhibit 8(b)               Directors' Power of Attorney

Exhibit 9                  Opinion of Counsel